



DynaVox®

2011 ANNUAL REPORT









Our speech generating technologies and
special education software assist individuals in overcoming
their speech, language and learning challenges.


DynaVox

DynaVox® Maestro™
Communication Device



DynaVox® VMax+™ Device and
EyeMax™ System


If you were a koala bear
you would hang out in your mother's pocket.

Boardmaker® Studio Software


Boardmaker Plus!
Windows
English
Boardmaker Plus!
v.6

Boardmaker® Plus! Software

To DynaVox Shareholders:

Fiscal 2011 was both a challenging and rewarding year for DynaVox. Despite a difficult economic environment which inhibited our growth, we continued to provide our clients with the most innovative and advanced speech technology products and software in the industry. The management of DynaVox is proud that the Company continues to reach and serve more clients than anyone else in the industry and provide these clients with a variety of solutions and content to overcome their speech, language or learning disabilities and to better connect with society.

During the year, we reallocated our resources and revised strategies to better meet the needs of our customers during this dynamic and changing environment. These strategies included:

- A renewed focus on the U.S. market for both devices and educational software
- Increased sales and marketing efforts to reach more non-verbal adults, a significantly underpenetrated population
- Investments in direct selling to large school districts

While these new initiatives took us time to implement, we are very pleased with initial results as demonstrated by our better than expected fiscal year sales of $108.1 million. We believe the strategic steps we took will be critical to pave the groundwork for long-term increases in market adoption of our products.

Early in fiscal year 2011, we launched two innovative products. Our new Boardmaker® Studio software program significantly enhanced our existing product line with online accessibility and a seamless interface to our social networking site for more effective use by teachers in developing curriculum to accelerate student learning and further deepening our relationships with the teaching community. The DynaVox Maestro™ device empowers individuals by providing successful and efficient day-to-day communication in person, by phone and electronically. Sales of both Boardmaker Studio and Maestro exceeded our expectations during their first year in the marketplace, and we believe both of these products will continue to make solid contributions to our growth in the years to come.

We intend to continue to invest in research and development activities that will enable us to further connect with our patients and their families as our products are increasingly integrated into the successes of their everyday lives. While we assume that the challenges presented by the current macro-economic environment will exist during fiscal year 2012, we continue to believe that the underlying client need for our products remains unchanged and that we have an opportunity to capitalize on a large, underpenetrated market. Our team takes great pride in producing innovative products that help improve the everyday quality of life for our clients. We look forward to the opportunity to provide these inspiring people of all ages throughout the world with ever-improving products to serve a wide range of cognitive and physical needs.

I would like to conclude by thanking our employees and Board of Directors for our achievements to date and expressing gratitude to our valued customers for their continued support. We are very excited about the future and look forward to delivering long-term value to our shareholders.

Sincerely,



Edward J. Donnelly, Jr.
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended July 1, 2011

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-34716

DynaVox Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**27-1507281**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

2100 Wharton Street, Suite 400
Pittsburgh, PA 15203
(Address of Principal Executive Offices) (Zip Code)
(412) 381-4883
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Class A Common Stock, par value $0.01 per share	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

As of December 31, 2010, the aggregate market value of common stock held by non-affiliates was approximately $47,811,600 based upon a total of 9,320,000 shares of Class A common stock held by nonaffiliates and a closing price of $5.13 per share on December 31, 2010 for the Class A common stock as reported on The NASDAQ Global Select Market.

As of September 1, 2011, 10,126,394 shares of Class A common stock, par value $0.01 per share, and 48 shares of Class B common stock, par value $0.01 per share, (excluding 47 shares of Class B common stock held by a subsidiary of the registrant) were outstanding.

[THIS PAGE INTENTIONALLY LEFT BLANK]

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

Forward-Looking Statements

This report contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under "Item 1A. Risk Factors" such as:

- The current adverse economic environment, including the associated impact on government budgets, could adversely affect our business.
- Changes in funding for public schools could cause the demand for our speech generating devices, special education software and content to decrease.
- Reforms to the United States healthcare system may adversely affect our business.
- Changes in third-party payor funding practices or preferences for alternatives may decrease the demand for, or put downward pressure on the price of, our speech generating devices.
- Legislative or administrative changes could reduce the availability of third-party funding for our speech generating devices.
- The loss of members of our senior management or other key personnel or the failure to attract and retain highly qualified personnel could compromise our ability to effectively manage our business and pursue our growth strategy.
- We may not be able to develop and market successful new products.
- New disruptive technologies may adversely affect our market position and financial results.
- We are dependent on the continued support of speech language pathologists and special education teachers.
- Our products are dependent on the continued success of our proprietary symbol sets.
- We depend upon certain third-party suppliers and licensing arrangements, making us vulnerable to supply problems and price fluctuations, which could harm our business.
- If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.
- Our products could infringe on the intellectual property of others, which may cause us to engage in costly litigation and could cause us to pay substantial damages and prohibit us from selling our products.
- The market opportunities for our products and content may not be as large as we believe.
- We may fail to successfully execute our strategy to grow our business.
- We may attempt to pursue acquisitions or strategic alliances, which may be unsuccessful.

- We are subject to a variety of risks due to our international operations that could adversely affect those operations or our profitability and operating results.
- We depend on third-party distributors to market and sell our products internationally in a number of markets. Our business, financial condition and results of operations may be adversely affected by both our distributors' performance and our ability to maintain these relationships on terms that are favorable to us.
- Our business could be adversely affected by disruption to our suppliers operations due to the recent natural disaster in Japan.
- We may fail to obtain regulatory approval in foreign jurisdictions which could prevent us from marketing our products abroad.
- Our business could be adversely affected by competition including potential new entrants.
- If we fail to comply with the U.S. Federal Anti-Kickback Statute and similar state and foreign laws, we could be subject to criminal and civil penalties and exclusion from Medicare, Medicaid and other governmental programs.
- If we fail to comply with the Health Insurance Portability and Accountability Act of 1996, (HIPAA), we could be subject to enforcement actions.
- Risks related to our organizational structure.
- Our use of leverage may expose us to substantial risks.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this report. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

DynaVox Inc. is a holding company and its sole asset is a controlling equity interest in DynaVox Systems Holdings LLC. Unless the context suggests otherwise, references in this report to "DynaVox," the "Company," "we," "us" and "our" refer (1) prior to the April 2010 initial public offering ("IPO") of the Class A common stock of DynaVox Inc. and related transactions, to DynaVox Systems Holdings LLC and its consolidated subsidiaries and (2) after our IPO and related transactions, to DynaVox Inc. and its consolidated subsidiaries. We refer to Vestar Capital Partners, a New York-based registered investment adviser, together with its affiliates, as "Vestar," and to Park Avenue Equity Partners, L.P., together with its affiliates, as "Park Avenue."

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. Business

Overview

We develop and market software, devices and content to assist people in overcoming their speech, language or learning disabilities. Our proprietary software is the result of decades of research and development. These assets have positioned us as a leader in two areas within the broader market for assistive technologies—speech generating technologies and special education software.

Our speech generating devices are used by those who are unable to speak, such as adults with amyotrophic lateral sclerosis, or ALS, often referred to as Lou Gehrig's disease, strokes or traumatic brain injuries and children with cerebral palsy, autism or other disorders. Our devices allow these individuals to connect with society and control their environment in a variety of ways, including the ability to access the Internet, send text messages and control light switches, televisions and other features of their homes. Our speech generating devices are powered by our software platform that utilizes sophisticated adaptive and predictive language models and our proprietary symbol sets. These devices allow our users to rapidly and efficiently generate speech. Our portfolio of speech generating devices provides users with a broad range of features and designs and makes use of an array of adaptive technology that permits users with physical or cognitive limitations to access and control our devices. Speech generating technologies are prescribed based on evaluations by speech language pathologists and either provided directly by institutions, such as schools, or funded for eligible clients by third-party payors including the U.S. Centers for Medicare and Medicaid Services, or CMS, and private insurance programs. In our fiscal year ended July 1, 2011, sales of our speech generating technology products represented approximately 81% of our net sales.

We provide software for special education teachers and students with complex communication and learning needs. Our software is used by children with cognitive challenges, such as those caused by autism, Down syndrome or brain injury; physical challenges, such as those caused by cerebral palsy or other neuromuscular disorders; as well as by children with learning disabilities, such as severe dyslexia. Symbol-based adapted activities and material are the preferred method of educating children with these special needs. Educators use our proprietary software as a publishing and editing tool to create interactive, symbol-based educational activities and materials for these students and to adapt text-based materials to symbol-based materials for students with limited reading skills. Our Boardmaker® family of products, which utilize our proprietary symbol sets, are the most widely used and recognized tools for creating symbol-based activities and materials in the industry. Funding comes primarily from federal sources including the American Recovery and Reinvestment Act, or ARRA, and the Individuals with Disabilities Education Act, or IDEA, but also includes funding from state and local governments as well as private schools and parents of children with special needs. In our fiscal year ended July 1, 2011, sales of our special education software products represented approximately 19% of our net sales.

In the United States, Canada and the United Kingdom, we sell our speech generating devices through a direct sales infrastructure focused on speech language pathologists. We use strategic partnerships with third-party distributors to sell our products in other international markets that we have targeted. We sell our special education software through direct mail and direct sales as well as through the Internet.

We place great importance on research and development and have a long history and demonstrated track record of innovation. We have innovated in the areas of touch screens with dynamic display, environmental control and word prediction in speech generating devices.

The Company and its predecessor have produced speech generating devices since our founding in 1983. In 2004, we acquired Mayer-Johnson LLC, through which we expanded our product offerings to include special education software.

DynaVox Inc. completed an initial public offering on April 27, 2010. As a result of the IPO and certain other recapitalization transactions, DynaVox Inc. became the sole managing member of and has a controlling interest in DynaVox Systems Holdings LLC and its subsidiaries ("DynaVox Holdings" or "Predecessor"). References to "DynaVox," the "Company," and "Successor" refer, subsequent to the IPO and related transactions, to DynaVox Inc. and its consolidated subsidiaries and these references (other than "Successor") refer, prior to the IPO and related transactions, to DynaVox Holdings.

The fiscal 2010 results referred to in the section titled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Fiscal Year 2011 Compared to Fiscal Year 2010" represents results on an aggregated basis that adds the results of the Predecessor with those of the Successor to help provide a full-year presentation of our results for comparability purposes. For example, the Predecessor period from July 3, 2009 to April 27, 2010 (pre-IPO) is combined with the Successor period from April 28 to July 2, 2010 (post-IPO) and described as "fiscal 2010" to present results for the fiscal year ended July 2, 2010. Management reviews aggregated results when it analyzes operating trends and results. These combined results should not be used in isolation or substitution of Predecessor and Successor results reported separately, and may not be comparable to similarly entitled measures reported by other companies. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Successor Period from April 28, 2010 to July 2, 2010—and—Predecessor Period from July 4, 2009 to April 27, 2010" for a separate explanatory discussion on the Successor operating performance for the period from April 28, 2010 to July 2, 2010 and for the Predecessor operating performance for the period from July 3, 2009 to April 27, 2010. In addition, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Predecessor and Successor Periods" for additional detail regarding the Predecessor and Successor periods.

Our Products

Our products serve two areas within the broader assistive technology industry: speech generating technology and special education software for students with special learning needs. All of our products are based on our core linguistic software and technology and incorporate our proprietary symbol sets.

Speech Generating Technology

Speech generating technologies are generally used as a proxy for verbal communication by non-verbal or substantially speech impaired adults and children. Degenerative and congenital conditions commonly found in adult and child users of speech generating technology include cerebral palsy, intellectual disabilities, ALS and autism. Other users of speech generating technology include adults who have experienced a stroke or traumatic brain injury as well as adults and children with temporary speech impairments.

Our speech generating devices provide a graphical user interface to convert user input in the form of pictorial symbols or text into synthesized and digitized speech. We offer a broad range of products for users with varying levels of cognitive and physical abilities. For instance, users with higher levels of cognitive abilities are able to make greater use of text-based communication, whereas users with lower levels of cognitive abilities rely more heavily on our symbol sets. Users with lower physical abilities use input devices like our EyeMax eye-tracking system and tongue switches, whereas users with higher physical abilities can use more portable handheld systems such as the Xpress. Our devices include a broad range of communication functions in addition to speech generation, including Internet access, text messaging and the ability to control light switches, televisions and other features in a user's home.

Product	Product Description
DynaVox® Maestro™	We released the DynaVox Maestro in October of 2010. Maestro is our lightweight tablet product which utilizes the InterAACt™ language framework. The Maestro supports next generation features like built-in Bluetooth, WiFi, and high quality speakers. A bright LCD screen provides crisp and clear images whether indoors or outdoors. Designed with features like a magnesium case, port protectors and a spill resistant screen, the Maestro is a durable tablet device. The Maestro is currently our most popular product line of speech generating devices.
	Key Attributes Customizable ▪ Accelerated Communication ▪ Lightweight Stylish Design
DynaVox V+® / DynaVox Vmax+®	The DynaVox V+ and the Vmax+, or Series V, are based on our Series 5 software. The V+ and Vmax+ products are enhanced versions of our former V and Vmax products. The Series V product line is designed to meet the broadest range of individual needs based on cognition and physical ability to operate the device. An integrated system of hardware and software works seamlessly to ensure maximum flexibility, while providing concrete structure and consistency in page layout, navigation and key functionality. Our software uses page sets to encourage language and literacy development and can be customized to grow with the communicator.
	Key Attributes Customizable ▪ Accelerated Communication ▪ Microsoft XP-Compatible Software
EyeMax	The EyeMax system is comprised of two parts: a Vmax and an EyeMax accessory. The EyeMax accessory allows users to control the Vmax with a simple blink or by causing the eye to dwell on a desired area of the screen. The EyeMax allows individuals to communicate who lack the physical ability to use previous generations of speech generating technology.
	Key Attributes Eye-movement Use Capabilities ▪ Customizable ▪ Used with Vmax
Xpress	We introduced the Xpress in August 2009. The Xpress offers the robust software and communication capabilities of our Series V devices in a smaller, more portable package.

Product	Product Description
	Key Attributes Discreet ▪ Built in Wi-Fi ▪ Portable
M3®	The M^3 is a digitized-only device, which means that it plays back pre-recorded messages. It is typically used by individuals with lower cognitive ability and offers very limited functionality when compared to our Xpress, V and Vmax products, all of which generate synthesized speech.
	Key Attributes Customizable ▪ Simple Set-up ▪ Ideal for Emergent Communicators ▪ Digitized
DynaWrite® 2.0	The DynaWrite 2.0 is a basic communication device for two-handed typists. It was created for non-verbal individuals with literacy skills who prefer keyboard-based communication solutions. Users of the DynaWrite 2.0 are typically older individuals who have experience using keyboards.
	Key Attributes Keyboard Based ▪ Synthesized

Special Education Software

Schools use a variety of instructional materials to meet the needs of students with speech and learning disabilities, including print-based materials and interactive software. These instructional materials are used by special education teachers and speech language pathologists to create symbol-based activities and content in order to facilitate learning and communication by students with physical, developmental, or congenital learning disabilities.

Our special education software provides robust authoring tools for creating both communication and educational activities translating text-based curriculum into a symbol-based visual presentation for students with a variety of cognitive and physical disabilities. We sell our special education software through our Mayer-Johnson subsidiary.

Product	Product Description
Boardmaker® Studio	In August 2010, we launched Boardmaker Studio, the next generation of our special education software. In addition to offering the key elements of functionality provided by Boardmaker Plus!, our newest software platform significantly enhances the value to our users by providing online and desktop assets that provide integrated online support and community functions as well as direct-to-user e-commerce communication.
	Key Attributes Integrated Online Support ▪ Direct-to-User E-Commerce Communications
Boardmaker® Plus!	Boardmaker Plus! has all of the features of Boardmaker, plus a host of interactive features for educational activities on a computer. With the ability to talk and play sound recordings and movies, the additional interactive component of Boardmaker Plus! makes it easy to create talking activity boards, worksheets, schedules, books, writing activities, games and more, and adapt all materials to each student.

Product	Product Description
	Key Attributes Fully-Customizable Activities ▪ Compatible with Classroom, Media Center, and Home Computers
Boardmaker	Boardmaker is the original version of our special education software platform used by special educators and speech language pathologists for creating printed symbol-based communication and education materials for students with a vast array of learning challenges. The software comes with more than 4,500 Picture Communication Symbols, or PCS®, that can be placed in templates to create schedules, communication boards, stories, matching activities, worksheets or checklists. **Key Attributes** 4,500 PCS ▪ Easy-to-Use Drawing Program ▪ 150 Customizable Templates

Customer Service and Support

Our customer service representatives help our speech generating device customers:

- to evaluate our products,
- to navigate the complicated third-party payor funding procedures,
- to learn how to use our products and integrate them into their daily lives and
- with ongoing technical support issues.

Our sales representatives work with our customers and speech language pathologists to evaluate their needs and identify the appropriate products to help them communicate. This enables the speech language pathologist to determine a customized solution depending on the user's physical and cognitive capabilities.

Our sales representatives also work with speech language pathologists to provide ongoing training and support to assist users and caregivers in incorporating our products into their daily routine. This includes educating users and caregivers on all the features and benefits of our products to ensure optimal compliance.

We operate a customer support department that helps to provide technical solutions, as well as simple answers to complex programming questions. Our customer service staff can assist our customers both with initial training in the use of the device and with ongoing technical support. As a result of our product support and active quality assurance, including a three- to five-day turnaround for warranty repairs, we believe speech language pathologist and end-user loyalty to our products is high. Our technical support personnel are frequently able to access, diagnose and often correct malfunctions in our speech generating devices remotely using the devices' integrated Internet access.

Sales and Marketing

The majority of our speech generating devices sold in the United States and abroad are marketed to speech language pathologists. Funding requirements dictate that a licensed speech language pathologist evaluates, recommends, and authorizes the device. Our special education software is typically sold to special education teachers and speech language pathologists at schools.

Speech language pathologists are trained, accredited professionals who work with non-speaking or speech-impaired individuals to assess their needs, improve their ability to communicate and work to provide sources of payment of expenditures related to their condition. We market our speech generating technologies to speech language pathologists in schools, outpatient rehabilitation centers, select disease clinics, hospitals, freestanding offices and home health agencies.

For our speech generating technologies, we employ a sophisticated, highly-trained direct sales force to market our products. Many of our sales representatives are generalists who sell our full range of products to all potential customers in a particular region. In recent years, we have begun to develop more specialized sales representatives, such as separate sales teams focusing on children- and adult-specific speech language pathologists, specific institutions such as schools and hospitals or key accounts. More specialized sales representatives are better able to tailor our sales efforts to the particular needs and concerns of different types of customers.

We currently market our products in the United States, Canada, Australia, the United Kingdom and certain other countries throughout the globe. In the United States, Canada and the United Kingdom, we sell our speech generating devices through a direct sales infrastructure focused on speech language pathologists. We use strategic partnerships with third-party distributors to sell our products in the other international markets that we have targeted.

In addition to our sales personnel, we also use direct marketing initiatives to build public awareness of our products. We use sophisticated, coordinated marketing and public relations efforts to build awareness of our speech generating technologies among both potential end users and speech language pathologists.

Special education software targets students in kindergarten through 12th grade, or K-12, schools. We sell our special education software through direct mail and direct sales as well as through the web. We are also investing in our web-based and social media-based marketing and education efforts to build awareness and increase the frequency of customer contact for our special education software. For example, we use targeted web marketing and search engine optimization strategies and we regularly contact our users of our special education software with new product and sales information.

Research and Development

We place great importance on research and development and have a long history and demonstrated track record of innovation.

For both our speech generating technologies and special education software, our research and development initiatives continue to improve the aesthetics, portability, speed and ease of access of our speech generating technologies and the ease of use, flexibility and connectivity of our special education software products. We work with a broad range of users of speech generating technology, speech language pathologists, special education teachers and academics who study issues relating to cognitive and speech impairments to better identify opportunities for innovation. Our research and development projects also include linguistic engineering and symbol design. For our speech generating technologies, we have innovated in the areas of touch screens with dynamic display, environmental control and word prediction. For our special education software products, we have been a leader in developing innovative interactive symbol-based special education software.

During the fiscal years 2011, 2010 and 2009, we incurred research and development expenses of $9.9 million, $10.1 million and $6.9 million, respectively.

Intellectual Property

We own both copyrights and trademarks on PCS, the industry standard symbol set, and we seek to obtain trademark registrations for certain of our products, including Boardmaker, DynaVox, DynaWrite, InterAACT®, Tango! and DynaSyms®. We license our symbol sets to third parties, and in our fiscal year ended July 1, 2011, we received royalties for the use of PCS by other companies of approximately $1.1 million compared to approximately $1.4 million in fiscal 2010. In recent years, we have begun to make greater use of patent laws to protect our innovations. We also own intellectual property rights in our software and proprietary technology.

We seek to establish and maintain our proprietary rights in our technology and products through a combination of copyrights, trademarks, patents, trade secret laws and contractual rights. We also seek to maintain our trade secrets and confidential information through nondisclosure policies, the use of appropriate confidentiality agreements and other security measures. We have obtained registration for a number of trademarks in the United States and in other countries and have a number of patent applications in the United States pending determination, including a patent related to our EyeMax eye-tracking technology. There can be no assurance, however, that our intellectual property rights can be successfully enforced against third parties in any particular jurisdiction.

We license certain software or other intellectual property from third parties to incorporate into our products. Significant licenses include DynaSyms (symbols), Gateway (page set), EyeTech (eye tracking software), Microsoft (operating systems), AT&T/Wizzard (voices), Acapela (voices), Loquendo (voices) and Nuance (voices).

Product Assembly

The components of our speech generating devices are manufactured by third parties. The final assembly is performed by our own personnel at our facility in Pittsburgh, Pennsylvania.

Competition

We have many competitors in the broader assistive technology and educational software industries. Within our particular areas of speech generating technology and interactive software for students with special educational needs, we believe we are the largest player and have no dominant competitors. However, additional entrants, including larger technology companies and other assistive technology companies, could also choose to compete with us in these areas. Also, speech generation software applications utilized on hand-held tablet computers not specifically designed for this purpose may become more popular and adversely affect sales of our speech generating devices.

Third-Party Payors

The funding process for a speech generating device in the United States typically involves several steps. First, the speech language pathologist makes an evaluation and submits the relevant information to the appropriate funding sources. Once we receive the third-party payor authorization that the submission is accurate and complete and that the device will be funded according to prescribed funding guidelines, we ship the product directly to the speech language pathologist or end-user. At this point, the funding source becomes responsible for the payment of the product to us. In some cases, the funding source will require the patient to use a loaner device on a trial basis for a period of time before product funding will be granted. We do not ship our products, nor recognize revenue, until funding is approved for the end user.

In the United States, as well as in foreign countries, government-funded or private insurance programs, commonly known as third-party payors, pay the cost of a significant portion of a patient's medical expenses including, in many cases, speech generating technology. A uniform policy of coverage does not exist among these payors. Therefore, funding can differ from payor to payor. These third-party payors may deny funding if they determine that a device was not used in accordance with cost-effective treatment methods, as determined by the third-party payor. There can be no assurance that our products will be considered cost-effective by third-party payors, that funding will be available or, if available, that the third-party payors' funding policies will not adversely affect our ability to sell our products profitably.

CMS sets coverage policy for the Medicare program in the United States. CMS policies may alter coverage and payment related to our speech generating devices in the future. These changes may occur as the result of National Coverage Decisions issued by CMS directly or as the result of local or regional coverage decisions by contractors under contract with CMS to review and make coverage and payment decisions. CMS maintains a national coverage policy, which provides for the utilization of our speech generating technologies by Medicare beneficiaries. Medicaid programs are funded by both federal and state governments. Medicaid programs are administered by the states and vary from state to state and from year to year.

Commercial payor coverage for speech generating devices may vary across the United States. All third-party coverage programs, whether government funded or insured commercially, whether inside the United States or outside, are developing increasingly sophisticated methods of controlling healthcare costs through prospective coverage and capitation programs, group purchasing, redesign of benefits, careful review of bills, encouragement of healthier lifestyles and exploration of more cost-effective methods of delivering healthcare. These types of programs and legislative changes to funding policies could potentially limit the amount which healthcare providers may be willing to pay for speech generating technology.

As private insurance tends to follow Medicare guidelines, widespread coverage by independent insurers followed the 2001 Medicare policy adoption. Medicare and private insurance are now two major funding sources for speech-generating technology developers, such as us.

Medicare and most state Medicaid agencies follow a policy allowing the purchase of a device every five years or when a documented change in condition exists.

Our special education software authoring tools, the Boardmaker family of products, are primarily purchased by a speech language pathologist or special education teacher out of a school's annual budget. Our professionally-generated content for our special education software are also generally purchased out of a school's annual budget but are often purchased by a speech language pathologist or special education teacher independently.

Government Regulation

Our speech generating technology operations are directly, or indirectly through our customers, subject to various state and federal fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs.

The U.S. Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. This statute is normally used to insure that bribes or other illegal remuneration are not paid to physicians, or others, to induce their use of drugs or medical devices. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Many states have also adopted laws similar to the federal Anti-Kickback Statute, some of which apply to the referral of patients for healthcare items or services funded by any source, not only the Medicare and Medicaid programs.

The U.S. False Claims Act prohibits persons from knowingly filing or causing to be filed a false claim to, or the knowing use of false statements to obtain payment from, the federal government. Various states have also enacted laws modeled after the federal False Claims Act.

In addition to the laws described above, the U.S. Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

We believe that we are not subject to regulation by the U.S. Food and Drug Administration ("FDA") because our powered communications systems are not intended to be used for a medical purpose, including for communicating directly with medical personnel or to alert authorities regarding a medical condition or emergency and, as such, are not "medical devices." However, if it were determined that our powered communications systems are subject to FDA regulation as medical devices, we believe that they would be, in any event, exempt from the FDA's 510(k) premarket notification requirements. In such a case, we would be subject to the FDA's establishment registration and current Good Manufacturing Practices requirements which we believe, in light of our current manufacturing practices, would not result in an undue burden on us.

Voluntary industry codes, federal guidance documents and a variety of state laws address the tracking and reporting of marketing practices relative to gifts given and other expenditures made to doctors and other healthcare professionals. In addition to impacting our marketing and educational programs, internal business processes are affected by the numerous legal requirements and regulatory guidance at the state, federal and industry levels.

Medicare requires that all durable medical equipment suppliers, including us, undergo an external audit to certify they are operating within good manufacturing principles. We earned such accreditation, which is effective for a three year period, in May 2010.

Employees

As of July 1, 2011, we had 437 full-time employees. None of our employees are represented by a union, and we consider relations with our employees to be satisfactory. We have employment agreements with all of our executive officers.

Corporate Information

Our principal executive offices are located at 2100 Wharton Street, Pittsburgh, PA 15203, and our telephone number is (412) 381-4883. Our website address is *http://www.dynavoxtech.com*. The information on our website is not part of this Form 10-K.

Available Information

Our website address is *http://www.dynavoxtech.com*. Information contained on our website is not incorporated by reference into this Form 10-K unless expressly noted. We file reports with the Securities and Exchange Commission (the "SEC"), which we make available on our website free of charge. These reports include quarterly reports on Form 10-Q and current reports on Form 8-K, each of which is provided on our website as soon as reasonably practicable after we electronically file such materials with or furnish them to the SEC. We also make, or will make, available through our website other reports filed with or furnished to the SEC under the Exchange Act, including our Proxy Statements and reports filed by officers and directors under Section 16(a) of that Act. You can also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain additional information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition; the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

Item 1A. Risk Factors

You should carefully read the risks and uncertainties described below. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occurs, our business, financial condition, results of operations or cash flows would likely suffer. In that case, the trading price of our Class A common stock could fall.

Risks Related to Our Business

The current adverse economic environment, including the associated impact on government budgets, could adversely affect our business.

In late 2008 and early 2009, the U.S. and global economies deteriorated significantly, and although the economic, financial and credit market crises have somewhat abated, they continue to contribute to market turbulence and weakness. These factors continue to impact global economic conditions, raise heightened concerns about a prolonged global economic recession and have resulted in a significant loss of corporate earnings and consumer spending. As a result, tax revenue for federal, state and local governments, as well as foreign governments, has decreased substantially. In response to the reduced revenue, governments have cut funding and may continue to cut funding to public programs, including schools and healthcare.

We experienced a softening of demand for both our speech generating devices and software products during the first quarter of our fiscal year 2011. This softening of demand relative to our prior year continued during the second quarter of fiscal year 2011 as net sales for the twenty-six weeks ended December 31, 2010 declined 10.9% compared to the same period of the prior fiscal year. Net sales for our fiscal year 2011 third quarter, which ended April 1, 2011, increased 1.0% compared to the third quarter of fiscal year 2010. Net sales for our fiscal year 2011 fourth quarter, which ended July 1, 2011, decreased 2.2% compared to the fourth quarter of fiscal year 2010. Overall, fiscal year 2011 net sales decreased 5.4% compared to full fiscal year 2010. We continue to believe that reduced domestic government funding, and particularly more constrained state and local government funding of school budgets, is adversely affecting, and may continue to adversely affect, our product sales in the United States. In addition, we believe that constraints in government spending in the Company's key international markets, including Canada and the United Kingdom, have had, and may continue to have, a similar effect on our product sales in those regions. The adverse impact of these factors on our net sales generation has been more significant than initially anticipated. Although there were some encouraging signs in the later part of the second quarter and during the third and fourth quarters of fiscal year 2011, we have not seen any material improvement in the demand for both our speech generating devices and software products, and we cannot predict when such improvement might occur.

The majority of the funding for purchases of our special education software and content and a significant portion of the funding for purchases of our speech generating devices comes from the budgets of public schools. Our speech generating technology business is also dependent on funding from Medicare or Medicaid or other state or local government sources. Many state and local government agencies operate under tight budget constraints and make choices on a yearly basis of where to allocate funds. If government agencies continue to redirect funds from special education programs, Medicaid programs or other disability programs to alternative projects, our net sales and results of operations could continue to be adversely affected.

Changes in funding for public schools could cause the demand for our speech generating devices, special education software and content to decrease.

We derive a significant portion of both our speech generating devices and our special education software and content revenue from U.S. and non-U.S. public schools, which are heavily dependent on federal, state and local, as well as foreign, government funding. In addition, the school appropriations process is often slow, unpredictable and subject to many factors outside of our control. Curtailments, delays, changes in leadership, shifts in priorities or general reductions in funding could delay or reduce our revenue. Funding difficulties experienced by schools could also cause those institutions to be more resistant to price increases and could slow investments in educational products which could harm our business.

Our business may be adversely affected by changes in state educational funding as a result of changes in legislation at the international, federal and state levels, changes in the state procurement process, changes in government leadership, emergence of other priorities and changes in the condition of the local, state, U.S. or global economy. While in the past few years the availability of state and federal funding for elementary and high school education has improved due to legislation such as No Child Left Behind, recent reductions in, and proposed elimination of, appropriations for these programs may cause some school districts to continue to reduce spending on our products. Reductions in funding for U.S. and non-U.S. public schools may harm our business if our customers are not able to find and obtain alternative sources of funding.

Reforms to the United States healthcare system may adversely affect our business.

Significant legislative reforms to the United States healthcare system have recently been enacted. While we do not expect this legislation to adversely affect our business, it is not certain what form regulations or policies promulgated thereunder could take or what effect such legislation or regulations, or additional future legislative and regulatory changes may have on our business or results of operations. It is possible that such regulations or policies or future reforms could include programs to reduce spending on healthcare-related products, which may include our speech generating technologies.

Changes in third-party payor funding practices or preferences for alternatives may decrease the demand for, or put downward pressure on the price of, our speech generating devices.

Customers for our speech generating devices typically receive funding from various third-party payors, including domestic and foreign governmental programs (such as Medicare and Medicaid), private insurance plans and managed care plans. The ability of our customers to obtain appropriate funding for our speech generating devices from domestic and foreign government and third-party payors is critical to our success. The availability and extent of coverage affects which products customers purchase and the prices they are willing to pay. Funding varies from country to country and can significantly impact the acceptance of new products. After we develop a new speech generating device, we may experience limited demand for the product unless funding approval is obtained from private and governmental third-party payors in the United States and overseas.

The U.S. Centers for Medicare and Medicaid Services, or CMS, established coverage for assistive technologies to address speech impairment in 2001, and since that time most private insurers have added such coverage as well. Payors continue to review their funding polices and can, without notice, deny coverage for our speech generating devices. Additionally, many private third-party payors base their funding policy decisions on the decision reached by governmental agencies such as Medicare or Medicaid. As a result of this, if Medicare or Medicaid alters its funding policy in an unfavorable way to us, the effects could be compounded if private insurers followed suit. CMS sets coverage policy for the Medicare program in the United States. CMS policies may alter coverage and payment related to our speech generating devices in the future. These changes may occur as the result of National Coverage Decisions issued by CMS directly or as the result of local or regional coverage decisions by contractors under contract with CMS to review and make coverage and payment decisions.

Legislative or administrative changes could reduce the availability of third-party funding for our speech generating devices.

Legislative or administrative changes to the U.S. or international funding systems that significantly reduce funding for our products or deny coverage for our products would have an adverse impact on the number of products purchased by our customers and the prices our customers are willing to pay for them, which would, in turn, adversely affect our business, financial condition and results of operations.

The loss of members of our senior management or other key personnel or the failure to attract and retain highly qualified personnel could compromise our ability to effectively manage our business and pursue our growth strategy.

We rely on members of our senior management to execute our existing business plans and to identify and pursue new opportunities. The loss of services of one or more of our key senior managers could materially and adversely affect our business, financial condition and operating results.

Our future performance depends on the continued service of our key technical, development, sales, marketing and services personnel. We rely on our technical and development personnel for product innovation. We rely on our sales and marketing personnel to continue to expand awareness of our products and our customer base. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be costly and time consuming, could cause additional disruptions to our business, and could be unsuccessful. We do not carry key person life insurance covering any of our employees.

Our future success also depends on our continued ability to attract and retain highly qualified technical, development, sales and services personnel. Competition for such personnel is intense, and we may fail to retain our key employees or attract or retain other highly qualified personnel in the future. Recently, employment dislocations among sales and marketing personnel generally, and in the healthcare area specifically, have facilitated our ability to add talented sales personnel to our workforce. To the extent employment conditions in the economy improve, we may experience difficulty in continuing to attract talented sales personnel, which in turn could adversely affect our business, financial condition and operating results.

We may not be able to develop and market successful new products.

Our future success and our ability to increase net sales and earnings depend, in part, on our ability to develop and market new software, devices and content. Our failure to develop new products could have a material adverse effect on our business, financial condition and results of operations. In addition, if any of our new products do not work as planned, our ability to market these products could be substantially impeded, resulting in lost net sales, potential damage to our reputation and delays in obtaining market acceptance of these products. We cannot assure you that we will continue to successfully develop and market new products.

New disruptive technologies may adversely affect our market position and financial results.

Our competitors or companies in related industries could develop new technologies that may reduce our market share and adversely affect our net sales and results of operations. For example, other companies are seeking to develop technologies to allow a computer to be directly controlled by a human brain. If a competitor is able to commercialize that technology before we are, our sales of speech generating devices for people with significant physical limitations, such as the EyeMax eye-tracking device, may be reduced. Also, speech generation software applications utilized on hand-held tablet computers not specifically designed for this purpose may become more popular and adversely affect sales of our speech generating devices.

We are dependent on the continued support of speech language pathologists and special education teachers.

The majority of our speech generating technologies sales are made at the recommendation of a speech language pathologist, and the majority of our special education software authoring tools and content are sold to special education teachers. We are dependent on our ability to convince speech language pathologists and special education teachers of the benefits to their clients and students of our speech generating technologies and special education software. If speech language pathologists or special education teachers were to instead favor the products of our competitors, damaging our reputation, we could lose market share, which would have an adverse effect on our results of operations.

Our products are dependent on the continued success of our proprietary symbol sets.

Our proprietary symbol sets are important components of both our speech generating technologies and our special education software. Using symbols rather than text makes communication more efficient and more broadly accessible to people with a wide range of cognitive abilities. While we believe that our proprietary symbol sets include the most widely used set of graphic symbols utilized in speech generating technology and special education software, if speech language pathologists or our clients begin to prefer an alternate symbol set (because, for example, they determine that an alternate symbol set is easier to learn or more efficient than our proprietary symbol sets) or if a superior symbol set is developed by one of our competitors, we could lose market share in both our speech generating technologies and special education software, which could adversely affect our reputation, business, financial condition and results of operations.

We depend upon certain third-party suppliers and licensing arrangements, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We currently rely on third-party suppliers for the components of our speech generating devices. In some cases, there are relatively few alternate sources of supply for certain other components that are necessary for the hardware components of our speech generating devices.

Our reliance on these outside suppliers also subjects us to risks that could harm our business, including:

- we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;
- we may have difficulty locating and qualifying alternate suppliers;
- our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components to us in a timely manner;
- our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements; and
- any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products.

Some of the software and other intellectual property that is incorporated into our products is owned by third parties and licensed by us. We may not be able to negotiate or renegotiate these licenses on commercially reasonable terms, or at all, and the third-party intellectual property may not be appropriately supported or maintained by the licensors. If we are unable to obtain the rights necessary to use or continue to use third-party intellectual property in our products and services it could result in increased costs, or an inability to develop new products.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors and be unable to operate our business profitably.

Patents, trademarks, copyrights and other proprietary rights are important to our business, and our ability to compete effectively with other companies depends on the proprietary nature of our technologies. We also rely on trade secrets, know-how and continuing technological innovations to develop, maintain and strengthen our competitive position. However, any pending patent applications may not result in issued patents, any current or future patents issued or licensed to us may be challenged, invalidated or circumvented and the rights granted thereunder may not provide a competitive advantage to us or prevent other companies from independently developing technology that is similar to ours or introducing competitive products. In addition, our pending trademark registration applications may not be approved by the applicable governmental authorities and, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. Failure to obtain trademark registrations in the United States and in other countries could limit our ability to protect our trademarks and impede our marketing efforts in those jurisdictions. Although our proprietary symbol sets are protected by certain trademarks and copyrights, a third party could seek to utilize our symbol sets without our authorization.

Furthermore, we may have to take legal action in the future to protect our intellectual property, or to defend ourselves against claimed infringement of the rights of others. Any legal action of that type could be costly and time-consuming to us and could divert the attention of management, and such actions may not be successful. The invalidation or circumvention of key copyrights, patents, trademarks or other proprietary rights which we own or unsuccessful outcomes in lawsuits to protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

The laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If we cannot adequately protect our intellectual property rights in foreign countries, our competitors may be able to compete more directly with us, which could adversely affect our competitive position and, as a result, our business, financial condition and results of operations.

Our products could infringe on the intellectual property of others, which may cause us to engage in costly litigation and could cause us to pay substantial damages and prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their intellectual property rights. If such claims are successful, we may have to pay substantial damages for past infringement. We might also be prohibited from selling our products or providing certain content or devices without first obtaining a license from the third party, which, if available at all, may require us to pay royalties. Moreover, we may need to redesign some of our products to avoid future infringement liability. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

The market opportunities for our products and content may not be as large as we believe.

Our business strategy is to grow our sales to satisfy unmet demand for our speech generating devices among non-verbal individuals and for our special education authoring tools and content among special education teachers. Our expectations for future growth are dependent on our estimates of the number of people who can benefit from our speech generating technologies and special education software and the future growth in conditions that lead to speech and cognitive impairment, such as strokes and autism. However, these market opportunities for our products may not be as large as we believe and may not develop as expected. For example, although the sales of our speech generating devices could grow faster than we expect if our strategy to expand the scale, reach and sophistication of our direct sales infrastructure and build awareness of our products among potential end users and speech language pathologists is more effective than we have modeled, these sales could also be adversely impacted to the extent that these strategies are less effective than we expect, if the population of potential users does not develop as we anticipate or if some portion of the pool of potential end users that we seek to serve decides to use speech generation software applications on devices not specifically designed for this purpose, such as hand-held tablet computers.

We may fail to successfully execute our strategy to grow our business.

We intend to pursue a number of different strategies to grow our revenue and earnings. However, we may not be able to successfully execute these strategies. For example, while we intend to expand and diversify our revenue streams through expanding the sales of professionally-generated content for the users of our special education software platform, we have limited experience in producing and selling such content and may not be successful at doing so. While we believe our new software platform will facilitate these sales, the market for such content may not be as large as we believe or we may be unable to produce content that successfully competes with user-generated content or content produced by competitors.

We may attempt to pursue acquisitions or strategic alliances, which may be unsuccessful.

We may attempt to achieve our business objectives through acquisitions and strategic alliances. We compete with other companies for these opportunities, and we cannot assure you that we will be able to effect acquisitions or strategic alliances on commercially reasonable terms, or at all. Even if we enter into these transactions, we may experience, among other things:

- difficulties in integrating any acquired companies and products into our existing business;
- inability to realize the benefits we anticipate in a timely fashion, or at all;
- attrition of key personnel from acquired businesses;
- significant costs, charges or writedowns; or
- unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development and expansion of our existing operations.

Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our business, financial condition and results of operations. We may also issue additional equity in connection with these transactions which would dilute our then existing stockholders.

We are subject to a variety of risks due to our international operations that could adversely affect those operations or our profitability and operating results.

Our operations in countries outside the United States, which accounted for 10.4% of our net sales for the year ended July 1, 2011, are accompanied by certain financial and other risks. We intend to continue to pursue growth opportunities in sales outside the United States, which could expose us to greater risks associated with international sales and operations. Our profitability and international operations are, and will continue to be, subject to a number of risks and potential costs, including:

- changes in foreign medical reimbursement programs and policies,
- local product preferences and product requirements,
- longer-term receivables than are typical in the United States,
- fluctuations in foreign currency exchange rates,
- less protection of intellectual property in some countries outside the United States,
- trade protection measures and import and export licensing requirements,
- work force instability,
- dependence on third party distributors,
- international terrorism and anti-American sentiment,
- political and economic instability, and
- the potential payment of U.S. income taxes on certain earnings of our foreign subsidiaries' upon repatriation.

Our sales in international markets are also heavily dependent on public funding. We experienced a softening of demand for our products in international markets, including Canada and the United Kingdom, last fiscal year that we believe was as a result of constraints in government spending. Continued or increases in constraints in public funding for our products in our key international markets could adversely affect our net sales and results of operations.

In addition, our business practices in foreign countries are subject to compliance with U.S. law, including the Foreign Corrupt Practices Act ("FCPA"). We have a compliance program in place designed to reduce the likelihood of potential violations of the FCPA and other U.S. laws. If violations were to occur, they could subject us to fines and other penalties as well as increased compliance costs.

In addition, a significant amount of trade receivables are with national healthcare systems in many countries. Repayment is accordingly dependent to a degree upon the financial stability of the economies of those countries.

We depend on third-party distributors to market and sell our products internationally in a number of markets. Our business, financial condition and results of operations may be adversely affected by both our distributors' performance and our ability to maintain these relationships on terms that are favorable to us.

We depend, in part, on international third-party distributors to sell our products in many jurisdictions outside the United States. In the fiscal year ended July 1, 2011, our net sales through international third-party distributors were 6% of our total net sales. Our international distributors operate independently of us, and we have limited control over their operations, which exposes us to certain risks. Distributors may not commit the necessary resources to market and sell our products and may also market and sell competitive products. In addition, our distributors may not comply with the laws and regulatory requirements in their local jurisdictions, which may limit their ability to market or sell our products. If current or future distributors do not perform adequately, or if we are unable to locate competent distributors in particular countries and secure their services on favorable terms, or at all, we may be unable to increase or maintain our level of net sales in these markets or enter new markets, and we may not realize our expected international growth.

Our business could be adversely affected by disruption to our suppliers operations due to the recent natural disaster in Japan.

Certain companies that supply us with materials and components maintain facilities in Japan. Even if these suppliers' facilities are not located near the epicenter of the March 2011 Sendai earthquake, they may be affected by the consequences of the natural disaster that has affected Japan, which have included rolling blackouts, decreased access to materials and limited ability to ship inventory. If these conditions persist, we may experience price increases or shortages of key materials required for the assembly of our own products which could affect our ability to manufacture and ship our products.

Failure to obtain regulatory approval in foreign jurisdictions could prevent us from marketing our products abroad.

We have commercial and marketing efforts in a number of international jurisdictions and may seek to market our products in new countries in the future. Outside the United States, we can generally market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by one regulatory authority does not ensure approval by regulatory authorities in other countries.

Our business could be adversely affected by competition including potential new entrants.

Although we have few competitors in our specific areas of speech generating technology and special education software, many other companies compete within the broader assistive technology market and could choose to enter the areas in which we have chosen to focus. We also face the risk of new entrants who do not currently compete in any segment of the assistive technology market, whether through acquisition of a current competitor or a new startup from a company that engages in a complementary business to ours, such as producers of educational software or consumer electronics. These competitors and potential competitors may have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs, larger facilities than ours, as well as global distribution channels that may be more effective than ours. These competitors may develop new technologies or more effective products that would compete directly with our products. These new technologies may make it more difficult to market our products and could have an adverse effect on our business and results of operations.

Competing with these companies will require continued investment by us in research and development, marketing, customer service and support. Even with such continued investments, we may not be able to successfully compete with new entrants in the areas in which we compete.

If we fail to comply with the U.S. Federal Anti-Kickback Statute and similar state and foreign laws, we could be subject to criminal and civil penalties and exclusion from Medicare, Medicaid and other governmental programs.

A provision of the U.S. Social Security Act, commonly referred to as the U.S. Federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federal healthcare program. The Federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations. In addition, most of the states in which our products are sold in the United States have adopted laws similar to the Federal Anti-Kickback Statute, and some of these laws are even broader than the Federal Anti-Kickback Statute in that their prohibitions are not limited to items or services paid for by a federal healthcare program but, instead, apply regardless of the source of payment. Violations of the Federal Anti-Kickback Statute or such similar state laws may result in substantial civil or criminal penalties and exclusion from participation in federal or state healthcare programs. We derive a significant portion of our net sales from international operations, and many foreign governments have equivalent statutes with similar penalties.

All of our financial relationships with healthcare providers and others who provide products or services to federal healthcare program beneficiaries are potentially governed by the Federal Anti-Kickback Statute and similar state or foreign laws. We believe our operations are in material compliance with the Federal Anti-Kickback Statute and similar state or foreign laws. However, we cannot assure you that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us, could divert management's attention from operating our business and could prevent healthcare providers from purchasing our products, all of which could have a material adverse effect on our business. In addition, if our arrangements were found to violate the Federal Anti-Kickback Statute or similar state or foreign laws, it could have a material adverse effect on our business and results of operations.

If we fail to comply with the Health Insurance Portability and Accountability Act of 1996 (HIPAA), we could be subject to enforcement actions.

Federal and state laws protect the confidentiality of certain patient health information, including patient medical records, and restrict the use and disclosure of patient health information by healthcare providers. In particular, in April 2003, the U.S. Department of Health and Human Services published patient privacy rules under HIPAA and, in April 2005, published security rules for protected health information. The HIPAA privacy and security rules govern the use, disclosure and security of protected health information by "Covered Entities," which are healthcare providers that submit electronic claims, health plans and healthcare clearinghouses. Through our sales of speech generating technologies, we are a Covered Entity. We are committed to maintaining the security and privacy of patients' health information and believe that we meet the expectations of the HIPAA rules. While we believe we are and will be in compliance with all HIPAA standards, there is no guarantee that we will not be subject to enforcement actions, which can be costly and interrupt regular operations of our business.

Governmental compliance is critical to the operation of our business. As legislators and regulatory bodies increase scrutiny of our industry, there may be adverse statements or charges against us by regulators or elected officials. Regardless of the factual basis, such allegations can result in investigation by regulators, legislators, and law enforcement officials, or in lawsuits. Responding to such allegations can be costly and time consuming. Adverse publicity can have a negative impact on our reputation, which could adversely affect our business and the results of operations.

Risks Related to Our Organizational Structure

DynaVox Inc.'s only material asset is its interest in DynaVox Systems Holdings LLC, and it is accordingly dependent upon distributions from DynaVox Systems Holdings LLC to pay taxes, make payments under the tax receivable agreement or pay dividends.

DynaVox Inc. is a holding company and has no material assets other than its ownership of partnership units of DynaVox Systems Holdings LLC, or Holdings Units. DynaVox Inc. has no independent means of generating revenue. DynaVox Inc. intends to cause DynaVox Systems Holdings LLC to make distributions to its unitholders in an amount sufficient to cover all applicable taxes at assumed tax rates, payments under the tax receivable agreement and dividends, if any, declared by it. To the extent that DynaVox Inc. needs funds, and DynaVox Systems Holdings LLC is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

DynaVox Systems LLC, a wholly-owned subsidiary of DynaVox Systems Holdings LLC, has entered into a senior secured credit facility. This agreement includes a restricted payment covenant, which restricts the ability of DynaVox Systems LLC to make distributions to its parent, DynaVox Systems Holdings LLC, which, in turn, limits the ability of DynaVox Systems Holdings LLC to make distributions to DynaVox Inc. In addition, each of DynaVox Systems LLC and DynaVox Systems Holdings LLC are generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the limited liability company (with certain exceptions) exceed the fair value of its assets.

DynaVox Inc. is controlled by the limited partners of DynaVox Systems Holdings LLC, whose interests may differ from those of our public shareholders.

As of July 1, 2011, the limited partners of DynaVox Systems Holdings LLC controlled approximately 68.5% of the combined voting power of our Class A and Class B common stock. Accordingly, the limited partners of DynaVox Systems Holdings LLC have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they are able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and are able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our shareholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock.

In addition, as of July 1, 2011, the limited partners of DynaVox Systems Holdings LLC owned 68.5% of the Holdings Units. Because they hold their ownership interest in our business through DynaVox Systems Holdings LLC, rather than through the public company, these owners may have conflicting interests with holders of shares of our Class A common stock. For example, these owners may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement that we entered in connection with our IPO, and whether and when DynaVox Inc. should terminate the tax receivable agreement and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration these owners' tax or other considerations even where no similar benefit would accrue to us. See "Item 13. Certain Relationships and Related Transactions, and Director Independence."

Prior to our IPO, DynaVox Inc. and DynaVox Systems Holdings LLC entered into an amended and restated securityholders agreement with funds affiliated with Vestar Capital Partners (or, together with its affiliates, Vestar), Park Avenue Equity Partners L.P. (or, together with its affiliates, Park Avenue) and certain specified other holders of Holdings Units from time to time, including our executive officers. The amended and restated securityholders agreement includes, until such time as the securityholders cease to own at least 25% of the total voting power of DynaVox Inc., a voting agreement pursuant to which the securityholders have agreed to vote their shares and to take any other action necessary to elect the following directors of DynaVox Inc.: (1) one director who shall be the Chief Executive Officer and (2) for so long as Vestar holds 10% of the total voting power of DynaVox Inc., all of the remaining directors shall be designated by Vestar. In addition, the amended and restated securityholders agreement provides Vestar with certain "take along" rights, requiring the other investors party to that agreement to consent to a proposed sale of DynaVox Systems Holdings LLC. These provisions give Vestar substantial control over the Company, and Vestar's interests may differ with your interests as a holder of the Class A common stock. See "Item 13. Certain Relationships and Related Transactions, and Director Independence." As of July 1, 2011, parties to the amended and restated security holders agreement controlled approximately 59.0% of the combined voting power of our Class A and Class B common stock and held 59.0% of the Holdings Units.

Our certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by Vestar.

Vestar and its affiliates are in the business of providing buyout capital and growth capital to developing companies, and may acquire interests in businesses that directly or indirectly compete with certain portions of our business. Our certificate of incorporation provides for the allocation of certain corporate opportunities between us, on the one hand, and Vestar, on the other hand. As set forth in our certificate of incorporation, neither Vestar, nor any director, officer, stockholder, member, manager or employee of Vestar has any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Therefore, a director or officer of our company who also serves as a director, officer, member, manager or employee of Vestar may pursue certain acquisition opportunities that may be complementary to our business and, as a result, such acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated by Vestar to themselves or their other affiliates instead of to us.

We are a "controlled company" within the meaning of the NASDAQ Global Select Market rules. As a result, we qualify for, and rely on, exemptions from certain corporate governance requirements.

The parties to our amended and restated securityholders agreement continue to control a majority of the combined voting power of all classes of our voting stock. As a result, we are a "controlled company" within the meaning of the NASDAQ Global Select Market corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of the NASDAQ Global Select Market, including a majority independent board of directors and independent director oversight of executive officer compensation and director nominations. We rely on these exemptions and, as a result, we do not have a majority of independent directors and our compensation and nominating and corporate governance committees do not consist entirely of independent directors. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Global Select Market.

We will be required to pay the counterparties to the tax receivable agreement for certain tax benefits we may claim arising in connection with our IPO, future purchases or exchanges of Holdings Units and related transactions, and the amounts we may pay could be significant.

In connection with our IPO, we purchased Holdings Units from our pre-IPO owners, including members of our senior management. We also entered into a tax receivable agreement with our pre-IPO owners that provides for the payment by DynaVox Inc. to these parties of 85% of the benefits, if any, that DynaVox Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of DynaVox Systems Holdings LLC on the date of our IPO, (ii) the increases in tax basis resulting from our purchases or exchanges of Holdings Units and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See "Item 13. Certain Relationships and Related Transactions, and Director Independence."

We expect that the payments that we may make under the tax receivable agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreement exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement and/or distributions to DynaVox Inc. by DynaVox Systems Holdings LLC are not sufficient to permit DynaVox Inc. to make payments under the tax receivable agreement after it has paid taxes. The payments under the tax receivable agreement are not conditioned upon the continued ownership of us by the counterparties to the tax receivable agreement.

In certain cases, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

The tax receivable agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, the corporate taxpayer's (or its successor's) obligations with respect to exchanged or acquired Holdings Units (whether exchanged or acquired before or after such transaction) would be based on certain assumptions, including that the corporate taxpayer would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement. Upon a subsequent actual exchange, any additional increase in tax deductions, tax basis and other benefits in excess of the amounts assumed at the change in control will also result in payments under the tax receivable agreement. As a result, we could be required to make payments under the tax receivable agreement that are greater than the specified percentage of the actual benefits we realize. Moreover, if we elect to terminate the tax receivable agreement early (including in connection with or following a change of control), we would be required to make an immediate payment equal to the present value (calculated utilizing a discount rate equal to LIBOR plus 100 basis points) of the anticipated future tax benefits. In addition to the assumption that the corporate taxpayer would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits, this upfront payment would be calculated based upon additional assumptions, including that any Holdings Units that had not then been exchanged would be deemed to be exchanged for the market value of the Class A common stock at the time of the termination and that the tax rates for future years would be those specified in the law as in effect at the time of termination. In any of these situations, our obligations under the tax receivable agreement could be significant and significantly in excess of any tax benefits that we realize.

Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, the corporate taxpayer will not be reimbursed for any payments previously made under the tax receivable agreement. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of the benefits that the corporate taxpayer actually realizes in respect of (i) the existing tax basis in the intangible assets of DynaVox Systems Holdings LLC on the date of our IPO, (ii) the increases in tax basis resulting from our purchases or exchanges of Holdings Units and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

Our use of leverage may expose us to substantial risks.

As of July 1, 2011, we had an aggregate of $36.2 million of long-term debt outstanding (including current installments), which consisted entirely of borrowings under our $52.0 million term loan. As of July 1, 2011, we had no borrowings under our revolving credit facility. In addition, we may incur additional indebtedness in the future. Accordingly, we are exposed to the typical risks associated with the use of leverage. Increased leverage makes it more difficult for us to withstand adverse economic conditions or business plan variances, to take advantage of new business opportunities, or to make necessary capital expenditures. The existing senior secured credit agreement contains covenant restrictions that limit our ability to conduct our business, including restrictions on our ability to incur additional indebtedness. Our ability to maintain our compliance with these covenants is dependent upon our financial performance, which is influenced by a number of factors, including the levels of government funding in the U.S. and key international markets. Violation of any of these covenants would result in an event of default under the credit facility.

Upon the occurrence of an event of default, including in the event of non-compliance with the financial ratios required under the existing senior credit agreement, the lenders would have the ability to accelerate all amounts then outstanding under the credit facility, except that, upon bankruptcy and insolvency events of default, such acceleration is automatic. Upon the occurrence, and during the continuance, of an event of default under the credit facility, we would no longer have access to our revolving credit facility and we would have to reclassify on our balance sheet amounts currently shown as long-term debt under the 2008 Credit Facility to short-term debt. Under these circumstances, we may not be able to pay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us or at all.

A substantial portion of our cash flow could be required for debt service and, as a result, might not be available for our operations or other purpose. Any substantial decrease in cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations. Our level of indebtedness may make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business, regulatory and economic conditions. For a more detailed discussion of our senior secured credit facility, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Agreements."

This Annual Report on Form 10-K does not include an independent registered public accounting firm's audit of our internal control over financial reporting.

Under rules established under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, specifically subsection (c) - Exemption for Smaller Issuers, under Section 989G—Exemption for Non-accelerated Filers, the Company is not required to obtain, and therefore did not obtain, an opinion on our internal control over financial reporting from our independent registered public accounting firm.

Because we have not yet engaged an independent registered public accounting firm to conduct an audit of our internal control over financial reporting, we cannot conclude that such an audit would not uncover a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. If in the future we are required to conduct an independent public accounting firm audit of our internal control over financial reporting and such audit findings conclude that we have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls, our management may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, and result in a breach of the covenants under our debt agreements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our Class A common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our certificate of incorporation and bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:

- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and
- establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

Risks Related to our Class A Common Stock

Shares of our Class A common stock price may decline due to the large number of shares of Class A common stock eligible for future sale and for exchange.

The market price of shares of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of Class A common stock in the future at a time and at a price that we deem appropriate.

We do not intend to pay any cash dividends in the foreseeable future.

We do not expect to pay any dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. As a result, capital appreciation in the price of our Class A common stock, if any, may be your only source of gain on an investment in our Class A common stock.

Even if we decide in the future to pay any dividends, DynaVox Inc. is a holding company with no independent operations of its own. As a result, DynaVox Inc. depends on DynaVox Systems Holdings LLC and its subsidiaries and affiliates for cash to pay its obligations and make dividend payments. Deterioration in the financial conditions, earnings or cash flow of DynaVox Systems Holdings LLC and its subsidiaries for any reason could limit or impair their ability to pay cash distributions or other distributions to us. In addition, our ability to pay dividends in the future is dependent upon our receipt of cash from DynaVox Systems Holdings LLC and its subsidiaries. DynaVox Systems Holdings LLC and its subsidiaries may be restricted from sending cash to us by, among other things, law or provisions of the documents governing our existing or future indebtedness.

If securities or industry analysts stop publishing research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our Class A common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

The market price of shares of our Class A common stock may be volatile, which could cause the value of your investment to decline.

The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to stockholders, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the price you originally paid.

In the past years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise.

As of July 1, 2011, we have an aggregate of more than 990 million shares of Class A common stock authorized but unissued, including approximately 20.4 million shares of Class A common stock issuable upon exchange of outstanding Holdings Units. Our certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 3,550,000 shares for issuance under our 2010 Long-Term Incentive Plan, including 1,384,000 shares issuable upon the exercise of stock options that we have granted to our officers and employees. See "Item 11. Executive Compensation". Any Class A common stock that we issue, including under our 2010 Long-Term Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the then existing holders of our Class A common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease a 73,000 square foot facility in Pittsburgh, Pennsylvania, which houses our corporate headquarters and assembly operations. We also lease a 4,000 square foot facility in Birmingham, England. We do not own any real property. We consider these facilities to be suitable and adequate for the management and operation of our business.

Item 3. Legal Proceedings

As of the date of this report, there were no material proceedings underway. In the ordinary course of business, we are from time to time involved in lawsuits, claims, investigations, proceedings, and threats of litigation. The results of litigation and claims cannot be predicted with certainty, and unfavorable resolutions are possible and could materially affect our results of operations, cash flows or financial position. In addition, regardless of the outcome, litigation could have an adverse impact on us because of defense costs, diversion of management resources and other factors.

Item 4. [Removed and Reserved]

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A common stock currently trades on The NASDAQ Global Select Market under the symbol "DVOX". The following table sets forth, for the period indicated, the high and low sales prices per share of our Class A common stock as reported by The NASDAQ Global Select Market from April 22, 2010, the first day of trading following our initial public offering, through our fiscal year end on July 1, 2011. The initial public offering price was $15.00 per share.

Fiscal 2011	High	Low
First Quarter	$16.76	$ 5.44
Second Quarter	$ 5.83	$ 3.86
Third Quarter	$ 6.20	$ 4.78
Fourth Quarter	$ 8.99	$ 5.09
Fiscal 2010	**High**	**Low**
April 22 to July 2, 2010	$18.67	$14.08

Our Class B common stock is not publicly traded.

Holders

On September 1, 2011, there were 7 holders of record of our Class A common stock and 48 holders of record of our Class B common stock. The number of record holders does not include persons who held our Class A common stock in nominee or "street name" accounts through brokers.

Dividends

We have never declared or paid cash dividends on our Class A common stock. We currently intend to retain all earnings, if any, to finance the development and growth of our business and do not anticipate paying cash dividends on our Class A common stock in the foreseeable future. The declaration, amount and payment of any dividends on shares of Class A common stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

DynaVox Inc. is a holding company and has no material assets other than its ownership of Holdings Units in DynaVox Systems Holdings LLC. We intend to cause DynaVox Systems Holdings LLC to make distributions to us in an amount sufficient to cover cash dividends, if any, declared by us. If DynaVox Systems Holdings LLC makes such distributions to DynaVox Inc., the other holders of Holdings Units will be entitled to receive equivalent distributions.

DynaVox Systems LLC, a wholly-owned subsidiary of DynaVox Systems Holdings LLC, has entered into a senior secured credit facility. This agreement includes a restricted payment covenant, which restricts the ability of DynaVox Systems LLC to make distributions to its parent, DynaVox Systems Holdings LLC, which, in turn, limits the ability of DynaVox Systems Holdings LLC to make distributions to DynaVox Inc.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the securities authorized for issuance under our equity compensation plans as of July 1, 2011:

	Equity Compensation Plan Information		
	(A)	(B)	(C)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders	1,384,000	$14.75	2,166,000
Equity compensation plans not approved by security holders	—	—	—
Total	1,384,000	$14.75	2,166,000

Equity compensation plans approved by security holders consist of our 2010 Long-Term Incentive Plan.

The securities to be issued upon exercise of outstanding options, warrants and rights and the securities remaining available for future issuance under equity compensation plans approved by our security holders as of July 1, 2011 consisted of 3,550,000 shares of Class A common stock under our 2010 Long-Term Incentive Plan.

Options issuable under the 2010 Long-Term Incentive Plan have a maximum term of ten years.

Item 6. Selected Financial Data.

The following table presents historical selected financial data for the Company. For more information on the consolidated statement of income data and consolidated balance sheet data set forth below see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8. "Financial Statements and Supplementary Data."

	Successor		Predecessor			
				Fiscal Year Ended		
	Fiscal Year Ended July 1, 2011	Period from April 28, 2010 to July 2, 2010	Period from July 4, 2009 to April 27, 2010	July 3, 2009	June 27, 2008	June 29, 2007
	(Amounts in thousands)					
Consolidated Statement of Income Data:						
Net sales	$108,103	$ 25,803	$88,496	$ 91,160	$ 81,438	$ 66,160
Cost of sales	32,251	6,178	21,755	24,366	23,336	19,718
Gross profit	75,852	19,625	66,741	66,794	58,102	46,442
Operating expenses:						
Selling and marketing	35,567	5,342	28,785	28,152	24,721	21,743
Research and development	9,888	2,194	7,912	6,886	5,622	4,230
General and administrative	18,480	5,542	12,299	11,854	14,478	9,498
Amortization of certain intangibles	445	87	991	468	463	535
Impairment loss	1,262	—	—	—	—	—
Total operating expenses	65,642	13,165	49,987	47,360	45,284	36,006
Income from operations	10,210	6,460	16,754	19,434	12,818	10,436
Other income (expense):						
Interest income	36	12	43	111	174	98
Interest expense	(2,650)	(440)	(6,361)	(8,420)	(4,856)	(5,582)
Change in fair value and net gain (loss) on interest rate swap agreements	(81)	(87)	(659)	(1,588)	(188)	209
Loss on extinguishment of debt	—	(2,441)	—	—	—	—
Other income (expense)—net	513	(10)	(85)	(518)	(362)	(83)
Total other expense	(2,182)	(2,966)	(7,062)	(10,415)	(5,232)	(5,358)
Income before income taxes	8,028	3,494	9,692	9,019	7,586	5,078
Income taxes	1,361	592	102	181	323	174
Net income attributable to the controlling and the non-controlling interest	$ 6,667	$ 2,902	$ 9,590	$ 8,838	$ 7,263	$ 4,904
Less: Net income attributable to the non-controlling interest	(5,438)	(2,397)				
Net income attributable to DynaVox Inc.	$ 1,229	$ 505				
Net income available to Class A common stock per share—Basic	$ 0.13	$ 0.05				
Net income available to Class A common stock per share—Diluted	$ 0.13	$ 0.05				
Consolidated Balance Sheet Data (at end of period):						
Cash and cash equivalents	$ 12,171	$ 20,777		$ 12,631	$ 6,240	$ 6,019
Working capital	21,869	23,703		16,858	11,738	12,362
Goodwill and intangible assets—net	90,695	92,177		80,465	80,933	81,381
Deferred taxes	41,346	42,202		—	—	—
Total assets	177,150	191,166		124,201	116,784	113,965
Total long-term debt (excluding current portion)	36,200	44,200		79,536	82,795	53,596
Payable to related parties pursuant to tax receivable agreement	39,540	40,870		—	—	—
Total stockholders' equity attributable to DynaVox Inc./Total members' equity	25,839	26,559		24,813	16,325	44,007
Non-controlling interest	56,797	51,392		—	—	—
Total equity	82,549	77,864		24,813	16,325	44,007
Other:						
Cash dividend declared per common share	—	—	—	—	—	—

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion in conjunction with our consolidated financial statements and related notes under "Item 8. Financial Statements and Supplementary Data". The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under "Item 1A. Risk Factors". These risks could cause our actual results to differ materially from any future performance suggested below. Accordingly, you should read "Item 1A. Risk Factors."

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52-week or 53-week period ending on the Friday closest to June 30th of each year. For example, references to "fiscal year 2011" refer to the 52-week period ended on July 1, 2011. Fiscal year 2010 was a 52-week period which ended on July 2, 2010 and fiscal year 2009 was a 53-week period which ended on July 2, 2009.

Overview

We develop and market industry-leading software, devices and content to assist people in overcoming their speech, language or learning disabilities. Our proprietary software is the result of decades of research and development. We believe our trademark- and copyright-protected symbol sets are more widely used than any other in our industry. These assets have positioned us as a leader in two areas within the broader market for assistive technologies—speech generating technologies and special education software.

Sales of our speech generating technologies are our largest source of revenue. In fiscal years 2011, 2010 and 2009, sales of speech generating technologies produced approximately 81%, 79% and 82%, respectively, of our net sales. We believe a primary driver of our sales of speech generating technologies has been and will continue to be awareness building activities. The pricing levels at which third party payors, including Medicare, Medicaid and private insurers, are willing to provide coverage for speech generating technology also significantly influences our sales of speech generating technologies because a significant portion of the speech generating devices that we sell are funded by such third-party payors.

Our other source of revenue is sales of special education software. In fiscal years 2011, 2010 and 2009, sales of special education software produced approximately 19%, 21% and 18%, respectively, of our net sales. Our software products are generally purchased by special education teachers and are generally funded by schools, which receive funding from federal, state and local sources. The level of funding available for special education and educational technology is an important driver of our software sales. Currently, revenue from sales of our software products is generated primarily from up-front fees that we collect on the initial sale of our authoring tools. In August 2010, we introduced the next generation of our special education software, which we anticipate will be adopted by our existing customer base as well as new users. This new generation of our software products will allow us to diversify our revenue sources to include licensing fees and sales of professionally-generated content for use with our software platforms.

Our cost of sales as a percentage of net sales is influenced by the mix of our net sales between speech generating technologies and special education software, with the gross margin on our software sales being moderately higher.

Our primary operating expenses are selling and marketing, research and development and general and administrative.

As we previously disclosed, we experienced a softening of demand for both our speech generating devices and software products during the first quarter of our fiscal year 2011. This softening of demand relative to our prior year continued during the second quarter of fiscal year 2011 as net sales for the twenty-six weeks ended December 31, 2010 declined 10.9% compared to the same period of the prior fiscal year. Net sales for our fiscal year 2011 third quarter, which ended April 1, 2011, increased 1.0% compared to the third quarter of fiscal year 2010. Net sales for our fiscal year 2011 fourth quarter, which ended July 1, 2011, decreased 2.2% compared to the fourth quarter of fiscal year 2010. Overall, fiscal year 2011 net sales decreased 5.4% compared to full fiscal year 2010. We continue to believe that reduced domestic government funding, and particularly more constrained state and local government funding of school budgets, is adversely affecting our product sales in the United States. In addition, we believe that constraints in government spending in the Company's key international markets, including Canada and the United Kingdom, have had a similar effect on our product sales in those regions. The adverse impact of these factors on our net sales generation has been more significant than initially anticipated. Although there were some encouraging signs in the later part of the second quarter and during the third and fourth quarters of fiscal year 2011, we have not seen any material improvement in the demand for both our speech generating devices and software products, and we cannot predict when such improvement might occur. Although we are not yet seeing evidence of a material improvement in the government funding environment, we are continuing to invest in our business and have launched new products into our target markets which we continue to believe are underpenetrated.

Significant Transactions

Incorporation of DynaVox Inc.

DynaVox Inc. was incorporated as a Delaware corporation on December 16, 2009 for the purposes of facilitating an initial public offering of common equity. Following the recapitalization and IPO transactions described below, DynaVox Inc.'s sole material asset is a controlling equity interest in DynaVox Systems Holdings LLC. As the sole managing member of DynaVox Systems Holdings LLC, DynaVox Inc. operates and controls all of the business and affairs of DynaVox Systems Holdings LLC and, through DynaVox Systems Holdings LLC and its subsidiaries, conducts our business. Prior to the initial public offering, DynaVox Inc. did not engage in any business or activities except in connection with its formation.

The certificate of incorporation of DynaVox Inc. authorizes two classes of common stock, Class A common stock and Class B common stock. On April 21, 2010, one or more shares of Class B common stock of DynaVox Inc. were distributed to each of our then-existing owners, each of which provides its owner with no economic rights but entitles the holder, without regard to the number of shares of Class B common stock held by such holder, to one vote on matters presented to stockholders of DynaVox Inc. for each Holdings Unit held by such holder. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Recapitalization Transactions

On April 21, 2010, the limited liability company agreement of DynaVox Systems Holdings LLC was amended and restated to, among other things, modify its capital structure by replacing the different classes of interests previously held by our then-existing owners with a single new class of units that we refer to as "Holdings Units." We and our then-existing owners also entered into an exchange agreement under which (subject to the terms of the exchange agreement) they have the right to exchange their Holdings Units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As of July 1, 2011 there were 20,416,193 Holdings Units held by parties other than DynaVox Inc. which upon exercise of the right to exchange would exchange for 20,416,193 shares of Class A common stock.

Initial Public Offering

On April 21, 2010, a registration statement relating to shares of Class A common stock was declared effective and the price of such shares was set at $15.00 per share. The IPO closed on April 27, 2010. Pursuant to the IPO, DynaVox Inc. issued and sold 9,375,000 shares of Class A common stock and acquired an equivalent number of Holdings Units.

Subsequent to the IPO and related offering transactions DynaVox Inc. consolidates the financial results of DynaVox Systems Holdings LLC and its subsidiaries, and the ownership interest of the other members of DynaVox Systems Holdings LLC is reflected as a non-controlling interest in DynaVox Inc.'s consolidated financial statements beginning April 28, 2010.

Tax Receivable Agreement

DynaVox Systems Holdings LLC intends to make an election under Section 754 of the Internal Revenue Code (the "Code") effective for each taxable year in which an exchange of Holdings Units for shares of Class A common stock as described above occurs, which may result in an adjustment to the tax basis of the assets of DynaVox Systems Holdings LLC at the time of an exchange of Holdings Units. As a result of both the initial purchase of DynaVox Systems Holdings LLC Holdings Units from our then-existing owners immediately prior to the IPO and these subsequent exchanges, DynaVox Inc. will become entitled to a proportionate share of the existing tax basis of the assets of DynaVox Systems Holdings LLC. In addition, the purchase of Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of DynaVox Systems Holdings LLC that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that DynaVox Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

In connection with the IPO we entered into a tax receivable agreement with our then-existing owners that will provide for the payment from time to time by DynaVox Inc. to our then-existing owners of 85% of the amount of the benefits, if any, that the DynaVox Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of DynaVox Systems Holdings LLC on the date of the IPO, (ii) these increases in tax basis and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of DynaVox Inc. and not of DynaVox Systems Holdings LLC. For purposes of the tax receivable agreement, the benefit deemed realized by DynaVox Inc. will be computed by comparing the actual income tax liability of DynaVox Inc. (calculated with certain assumptions) to the amount of such taxes that DynaVox Inc. would have been required to pay had there been no increase to the tax basis of the assets of DynaVox Systems Holdings LLC as a result of the purchase or exchanges, had there been no tax benefit from the tax basis in the intangible assets of DynaVox Systems Holdings LLC on the date of the IPO and had DynaVox Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless DynaVox Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or DynaVox Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if DynaVox Inc. had exercised its right to terminate the agreement.

For a complete discussion of the tax receivable agreement see "Item 13. Certain Relationships and Related Transactions, and Director Independence."

Predecessor and Successor Periods

DynaVox Inc. completed an initial public offering on April 27, 2010. As a result of the IPO and certain other recapitalization transactions, DynaVox Inc. became the sole managing member of and has a controlling interest in DynaVox Systems Holdings LLC and its subsidiaries ("DynaVox Holdings" or "Predecessor"). References to "DynaVox," the "Company," and "Successor" refer, subsequent to the IPO and related transactions, to DynaVox Inc. and its consolidated subsidiaries and these references (other than "Successor") refer, prior to the IPO and related transactions, to DynaVox Holdings.

The results of operations and following discussion for fiscal year 2010 present income statement line items down to income before non-controlling interest and income taxes on an aggregated basis that adds the results of the Predecessor with those of the Successor to help provide a full-year presentation of our results for comparability purposes. For example, the Predecessor period from July 3, 2009 to April 27, 2010 (pre-IPO) is combined with the Successor period from April 28 to July 2, 2010 (post-IPO) and described as "fiscal 2010" to present results for the fiscal year ended July 2, 2010. Management reviews aggregated results when it analyzes operating trends and results. These combined results should not be used in isolation or substitution of Predecessor and Successor results reported separately, and may not be comparable to similarly entitled measures reported by other companies. We also present a separate explanatory discussion on the Predecessor operating performance for the period from July 3, 2009 to April 27, 2010 and for the Successor operating performance for the period from April 28, 2010 to July 2, 2010.

Our management uses aggregated results for fiscal 2010 principally as a comparable measure of our operating performance compared to other fiscal years and believes that the aggregated results are useful to investors to assist in their evaluation of our fiscal 2010 operating performance compared to other fiscal years. Our management also used the aggregated results for planning purposes, including the preparation of our fiscal 2011 operating budget and financial projections. Our fiscal 2010 aggregated results, however, do not represent and should not be considered as an alternative to net income or cash flow from operating activities, as determined in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. Although we use the fiscal 2010 aggregated results as a measure to assess the operating performance of our business, the aggregated results have a significant limitation as an analytical tool because they exclude certain material items. For example, we only present the aggregated result line items down to income before non-controlling interest and income taxes. Income taxes are a necessary element of our operations. Non-controlling interest on the statement of operations represents the portion of earnings or loss attributable to the economic interest in the Company held by the non-controlling unitholders. The non-controlling interest ownership percentage as of July 1, 2011 was 68.5%.

We believe the aggregated results as presented, including the discussions comparing such aggregated results to both fiscal year 2011 and also fiscal year 2009, represent the most meaningful comparison of our operating results for income statement line items down to income before non-controlling interest and income taxes. We do not present adjusted pro forma results for fiscal year 2010 as if the IPO and related transactions had occurred on July 4, 2009, the first day of our fiscal 2010 year. Our management believes presenting such pro forma results would not provide our investors the most meaningful presentation and comparison of our operating results.

Components of Results of Operations

Net Sales

Our sales are recorded net of product returns and an allowance for discounts and adjustments at the time of the sale based upon contractual arrangements with insurance companies, Medicare allowable billing rates and state Medicaid rates. Our net sales are derived from the sales of speech generating devices and special education software and content. The following table summarizes our net sales by product categories for the fiscal year ended July 1, 2011 and for the time period from April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 (Predecessor) and the fiscal year ended July 3, 2009 (Predecessor) both in dollar amounts and as a percentage of net sales:

	Successor		Successor	Predecessor	
	Fiscal Year Ended	Aggregated	(a) Period from April 28, 2010 to	(b) Period from July 4, 2009 to	Fiscal Year Ended
	July 1, 2011	(a) + (b)	July 2, 2010	April 27, 2010	July 3, 2009
Net Sales					
Speech generating devices	$ 87,401	$ 89,970	$21,181	$68,789	$75,007
Special education software	20,702	24,329	4,622	19,707	16,153
	$108,103	$114,299	$25,803	$88,496	$91,160
Percentage of net sales					
Speech generating devices	80.8%	78.7%	82.1%	77.7%	82.3%
Special education software	19.2%	21.3%	17.9%	22.3%	17.7%
	100.0%	100.0%	100.0%	100.0%	100.0%

Each of fiscal 2011 and fiscal 2010 consisted of 52 weeks, compared to 53 weeks in fiscal 2009.

Since fiscal year 2009, the geographic distribution of our net sales has remained relatively stable with U.S. net sales constituting approximately 85% to 90% of our net sales.

A majority of our net sales for devices are generated by our direct sales efforts for products that are shipped to clients and billed to Medicare (national), Medicaid (local) and private insurance companies as well as products that are shipped and directly billed to school districts, evaluation centers and Department of Veterans Affairs centers.

Cost of Sales

Cost of sales includes the direct labor and indirect costs of the final assembly operations performed at our facility in Pittsburgh, the cost of the component materials used in the final assembly, quality control testing, certain royalties, the distribution costs of our special education software center and other third-party costs. Our cost of sales is substantially higher in higher volume quarters, generally increasing as net sales increase. Changes in the mix of our products, such as changes in the proportion of synthesized to digitized devices may also impact our overall cost of sales. We review our inventory levels on an ongoing basis in order to identify potentially obsolete products and record any adjustments to our reserve as a component of cost of sales.

Operating Expenses

Selling and Marketing. Selling and marketing expenses consist primarily of salaries, commissions, benefits and other personnel related expenses for employees engaged in field sales, front-end technical support to assist the sales process, sales operations (order authorization, processing and billing), marketing and external advertising and promotion. While some of these expenses vary proportionally with net sales, such as commissions, the majority of these expenses do not. As a result, selling and marketing expense as a percentage of net sales is usually higher in lower volume quarters and lower in higher volume quarters.

Research and Development. Our research and development expenses consist primarily of compensation of employees associated with the development, design and testing of new products, product enhancements and new applications for our existing products. We expense all of our research and development costs as they are incurred.

Our research and development expenses as a percentage of net sales over the past three fiscal years has been 9.1% in fiscal year 2011, 8.8% in fiscal year 2010 and 7.6% in fiscal year 2009.

General and Administrative. General and administrative expenses consist primarily of salaries, benefits and other personnel related expenses for employees engaged in finance, legal, human resources and executive management. Other costs include outside legal and accounting fees, risk management (insurance) and other administrative costs.

Since our April 2010 IPO we have incurred additional general and administrative expense as a result of being a public company. Among other things, costs related to compliance with the Sarbanes-Oxley Act and related rules and regulations have resulted in a significant increase in legal and accounting fees.

Amortization of Certain Intangible Assets. We have finite-lived intangible assets composed of non-compete agreements, acquired software technology, patent technology, trade names, and acquired backlog which are amortized on a straight-line basis over their estimated useful lives. Non-competition agreements are amortized over six years, acquired software technology is amortized over three to ten years, patent technology is amortized over ten years, trade names are amortized over three years, and acquired backlog was amortized over a six-month period. Amortization related to acquired software technology and trade names is included in cost of sales. Amortization of non-competition agreements, patents and acquired backlog is included in operating expenses.

Equity-Based Compensation

As a result of the IPO and related transactions certain pre-IPO equity units were subject to accelerated vesting resulting in expense recognition of approximately $1.7 million in the fourth quarter of fiscal 2010 of previously unrecognized compensation expense. The vesting of performance-based units was accelerated upon the pricing of the IPO as the existing owners achieved the required return on their original capital contribution based on the IPO per share price of $15.00. This resulted in the recognition of the remaining unrecognized equity-based compensation expense related to the performance-based units by the Successor. The vesting of service-based units for our Chief Executive Officer and our Chief Operating Officer was also accelerated. This resulted in the recognition of the remaining unrecognized equity-based compensation expense related to such service-based units. Our remaining service-based units retain their original vesting date and therefore the unrecognized compensation expense associated with them will be expensed according to the original schedule. The $1.7 million of accelerated equity-based compensation is reflected in the results of operations for fiscal year 2010 as $0.6 million of selling and marketing expense, $0.2 million of research and development expense and $0.9 million of general and administrative expense.

Since the IPO we have granted 1,384,000 stock options, net of forfeitures, to employees under the 2010 DynaVox Inc. Long-Term Incentive Plan. In addition, we have granted 16,680 shares of restricted stock to certain of our directors since the IPO. Fair values for the stock options were derived using a Black-Scholes pricing model and based on the grant date closing market price per share of Class A common stock. The grant date fair value of restricted stock awards is based on the closing market price of the Company's Class A common stock on the date of grant. Equity-based compensation related to stock option grants is expensed over the applicable service periods of four and five years and recorded into the expense categories in accordance with the manner in which option holders' other compensation is recorded. Equity-based compensation related to restricted stock awards for directors is expensed over a two year vesting period and recorded as general and administrative expense. As of July 1, 2011, there was $7.2 million and $0.1 million of unrecognized compensation expense related to nonvested stock option awards and restricted stock awards, respectively, that are expected to be recognized over a weighted average period of 3.6 years for the stock options awards and 0.8 years for the restricted stock awards.

Interest Expense

Interest expense consists primarily of interest on borrowings under our existing and previous credit facilities and the previous senior subordinated notes. We issued the senior subordinated notes in June of 2008 to fund the repurchase of all of the Holdings Units held by a related party. In April 2010 we repaid the senior subordinated notes with a portion of the proceeds from the IPO. If this repayment would have occurred at the beginning of fiscal year 2010 interest expense in fiscal year 2010 would have decreased by approximately $3.8 million.

Change in Fair Value and Net Gain (Loss) on Interest Rate Swap Agreements

During fiscal year 2009, we removed the cash flow hedge designation of our interest rate swap agreements. As a result, prospective changes in fair value associated with the derivative instruments are recognized directly in earnings and amounts residing in other comprehensive income related to the previously cash flow designated hedge are reclassified to earnings once the forecasted transaction affected earnings. Previously, these changes in fair value had been reported as a component of accumulated other comprehensive income on our consolidated balance sheet.

Other Expense, Net

Other expense, net primarily includes the amortization of deferred financing fees, the write-off of deferred financing fees because of a re-financing, and the realization of foreign exchange gains and losses.

Income Taxes

Prior to April 28, 2010, the Company had not been subject to U.S. federal income taxes and most applicable state and local income taxes as the Predecessor entity is an LLC. As a partnership, the taxable income or loss is passed through to and included in the tax returns of our members. Accordingly, the accompanying consolidated financial statements prior to April 28, 2010 do not include a provision for federal and most state and local income taxes. However, we generally made distributions to our members, per the terms of our limited liability company agreement, related to such taxes. We are subject to entity level taxation in certain states, and certain domestic and foreign subsidiaries are subject to entity level U.S. and foreign income taxes. As a result, the accompanying consolidated statements of income prior to April 28, 2010 include tax expense related to those states and to U.S. and foreign jurisdictions where those subsidiaries operate. Subsequent to April 28, 2010 DynaVox Inc. became subject to U.S. federal, state, local and foreign income taxes with respect to its allocable share of any taxable income of DynaVox Systems Holdings LLC and will be taxed at the prevailing corporate tax rates.

Adjusted EBITDA

Adjusted EBITDA represents income before income taxes, interest income, interest expense, impairment loss, depreciation, amortization and the other adjustments noted in the table below. We present Adjusted EBITDA because:

- Adjusted EBITDA is used by management in managing our business as an indicator of our operating performance;
- our compliance with certain covenants in our credit agreement is measured based on Adjusted EBITDA; and
- targets for Adjusted EBITDA are among the measures we use to evaluate our management's performance for purposes of determining their compensation under our management incentive bonus plan.

Our management uses Adjusted EBITDA principally as a measure of our operating performance and believes that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period. Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. Adjusted EBITDA, however, does not represent and should not be considered as an alternative to net income or cash flow from operating activities, as determined in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. Although we use Adjusted EBITDA as a measure to assess the operating performance of our business, Adjusted EBITDA has significant limitations as an analytical tool because it excludes certain material costs. For example, it does not include interest expense or the change in fair value on our related interest rate swap agreements, which have been necessary elements of our costs. Because we use capital assets, depreciation expense is a necessary element of our costs and ability to generate revenue. In addition, the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of this measure. Adjusted EBITDA also does not include the payment of taxes, which is also a necessary element of our operations. Adjusted EBITDA also does not include expenses incurred in connection with equity-based compensation to our employees, certain costs relating to restructuring and acquisitions, debt refinancing fees, an insurance recovery and management fees that we have historically paid to Vestar and certain other existing owners pursuant to a management agreement. In connection with the IPO, the management agreement with Vestar and certain other pre-IPO owners was terminated. Because Adjusted EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations management does not view Adjusted EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income, net sales, gross profit and income from operations, to measure operating performance.

Non-Controlling Interest

The Company, as a result of the IPO and the related transactions, became the sole managing member of, and has a controlling equity interest in, DynaVox Holdings. As the sole managing member of DynaVox Holdings, the Company will operate and control all of the business and affairs of DynaVox Holdings and, through DynaVox Holdings and its subsidiaries, conduct our business. As of April 28, 2010, the Company consolidates the financial results of DynaVox Holdings and its subsidiaries, and records non-controlling interest for the economic interest in the Company held by the non-controlling unitholders. Non-controlling interest on the statement of operations represents the portion of earnings or loss attributable to the economic interest in the Company held by the non-controlling unitholders. Non-controlling interest on the balance sheet represents the portion of net assets of the Company attributable to the non-controlling unitholders, based on the portion of the Holdings Units owned by such unitholders. The non-controlling interest ownership percentage as of the dates indicated below is calculated as follows:

	Non-controlling Unitholders Holdings Units	DynaVox Inc. Outstanding Common A Shares	Total*
July 1, 2011	20,416,193	9,391,680	29,807,873
	68.5%	31.5%	100.0%
July 2, 2010 and April 27, 2010	20,451,648	9,375,000	29,826,648
	68.6%	31.4%	100.0%

* Assumes all of the holders of Holdings Units exchange their Holdings Units for shares of the Corporation's Class A common stock on a one-for-one basis.

The non-controlling interest associated with the initial investment by DynaVox Holdings in the Company and subsequent transactions is calculated as follows (dollars in thousands):

DynaVox Holdings equity balance as of April 27, 2010(1)	$71,417
Non-controlling unitholders' percentage	68.6%
Initial allocation of non-controlling interest in DynaVox Inc.	$48,992
Initial allocation of non-controlling interest shareholder notes	(271)
Total non-controlling interest of DynaVox Inc.	48,721
Non-controlling interest allocation for the period from April 28, 2010 to July 2, 2010:	
Non-controlling interest associated with other comprehensive income	—
Payment of non-controlling interest shareholder notes	184
Interest on non-controlling interest shareholder notes	3
Allocation of income of DynaVox Inc.	2,397
Balance of non-controlling interest as of July 2, 2010	51,305
Non-controlling interest allocation for fiscal year 2011:	
Non-controlling interest associated with other comprehensive income	59
Purchase of Holdings Units from non-controlling interest	(92)
Allocation of income of DynaVox Inc.	5,438
Balance of non-controlling interest as of July 1, 2011	$56,710

(1) Represents net book value of DynaVox Holdings immediately prior to the IPO of $24,517, an increase in net book value resulting from sale of Holdings Units to DynaVox Inc., less transaction costs of $44,990 and allocation of deferred tax assets of $1,910.

Results of Operations

The following table summarizes key components of our results of operations for all periods presented both in dollars and percentage of net sales. The results of operations and following discussion present income statement line items down to income before non-controlling interest and income taxes. Fiscal year 2010 is presented on an aggregated basis that adds the results of the Predecessor with those of the Successor for fiscal year 2010 to help provide a full-year presentation of our results for comparability purposes. For example, the Predecessor period from July 3, 2009 to April 27, 2010 (pre-IPO) is combined with the Successor period from April 28 to July 2, 2010 (post-IPO) to present results for the fiscal year ended July 2, 2010. Management reviews aggregated results when it analyzes operating trends and results. These combined results should not be used in isolation or substitution of Predecessor and Successor results reported separately, and may not be comparable to similarly entitled measures reported by other companies.

Results of Operations
(Unaudited)
(Dollars in thousands)

	Successor		Aggregated(1)		Successor		Predecessor			
	Fifty-Two Weeks Ended July 1, 2011	% of Net sales	(a + b) Fifty-Two Weeks Ended July 2, 2010	% of Net sales	(a) Period from April 28, 2010 to July 2, 2010	% of Net sales	(b) Period from July 4, 2009 to April 27, 2010	% of Net sales	Fifty-Three Weeks Ended July 3, 2009	% of Net sales
Net sales	$108,103	100.0%	$114,299	100.0%	$25,803	100.0%	$88,496	100.0%	$91,160	100.0%
Cost of sales	32,251	29.8%	27,933	24.4%	6,178	23.9%	21,755	24.6%	24,366	26.7%
Gross profit	75,852	70.2%	86,366	75.6%	19,625	76.1%	66,741	75.4%	66,794	73.3%
Selling and marketing	35,567	32.9%	34,127	29.9%	5,342	20.7%	28,785	32.5%	28,152	30.9%
Research and development	9,888	9.1%	10,106	8.8%	2,194	8.5%	7,912	8.9%	6,886	7.6%
General and administrative	18,480	17.1%	17,841	15.6%	5,542	21.5%	12,299	13.9%	11,854	13.0%
Amortization of certain intangibles	445	0.4%	1,078	0.9%	87	0.3%	991	1.1%	468	0.5%
Impairment loss	1,262	1.2%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Income from operations	10,210	9.4%	23,214	20.3%	6,460	25.0%	16,754	18.9%	19,434	21.3%
Interest income	36	0.0%	55	0.0%	12	0.0%	43	0.0%	111	0.1%
Interest expense	(2,650)	(2.5)%	(6,801)	(6.0)%	(440)	(1.7)%	(6,361)	(7.2)%	(8,420)	(9.2)%
Change in fair value and net loss on interest rate swap agreement	(81)	(0.1)%	(746)	(0.7)%	(87)	(0.3)%	(659)	(0.7)%	(1,588)	(1.7)%
Loss on extinguishment of debt	—	0.0%	(2,441)	(2.1)%	(2,441)	(9.5)%	—	0.0%	—	0.0%
Other (expense) income—net	513	0.5%	(95)	(0.1)%	(10)	0.0%	(85)	(0.1)%	(518)	(0.6)%
Income before income taxes	$ 8,028	7.4%	$ 13,186	11.5%	$ 3,494	13.5%	$ 9,692	11.0%	$ 9,019	9.9%

(1) Represents aggregated Predecessor and Successor results for the period presented. The combined results should not be used in isolation or substitution of Successor and Predecessor results.

Adjusted EBITDA
(Unaudited)

Other Financial Data	Successor	Aggregated	Successor	Predecessor	
	Fifty-Two Weeks Ended July 1, 2011 (Unaudited)	(a) + (b) Fifty-Two Weeks Ended July 2, 2010 (Unaudited)	(a) Period from April 28, 2010 to July 2, 2010 (Unaudited)	(b) Period from July 4, 2009 to April 27, 2010 (Unaudited)	Fifty-Three Weeks Ended July 3, 2009 (Unaudited)
	(Dollars in thousands)				
Adjusted EBITDA(1)	$19,273	$32,929	$10,268	$22,661	$24,470

(1) Adjusted EBITDA represents income before income taxes, interest income, interest expense, impairment loss, depreciation, amortization and the other adjustments noted in the table below.

Adjusted EBITDA Reconciliation

	Successor	Aggregated	Successor	Predecessor	
	Fifty-Two Weeks Ended July 1, 2011 (Unaudited)	(a) + (b) Fifty-Two Weeks Ended July 2, 2010 (Unaudited)	(a) Period from April 28, 2010 to July 2, 2010 (Unaudited)	(b) Period from July 4, 2009 to April 27, 2010 (Unaudited)	Fifty-Three Weeks Ended July 3, 2009 (Unaudited)
	(Dollars in thousands)				
Income before income taxes	$ 8,028	$13,186	$ 3,494	$ 9,692	$ 9,019
Depreciation	3,377	2,871	583	2,288	2,186
Amortization of certain intangibles	981	1,428	177	1,251	468
Interest income	(36)	(55)	(12)	(43)	(111)
Interest expense	2,650	6,801	440	6,361	8,420
Change in fair value and net loss on interest rate swap agreements	81	746	87	659	1,588
Loss on extinguishment of debt(1)	—	2,441	2,441	—	—
Other (income) expense, net(2)	(530)	(84)	(82)	(2)	862
Equity-based compensation	2,124	2,767	2,133	634	764
Employee severance and other costs	397	1,355	734	621	501
Acquisition costs(3)	277	484	139	345	430
Management fee(4)	—	300	—	300	300
Impairment loss	1,262	—	—	—	—
Other adjustments(5)	662	689	134	555	43
Adjusted EBITDA	$19,273	$32,929	$10,268	$22,661	$24,470

(1) Early repayment penalty and related expenses resulting from $31,000 aggregate principal amount of senior subordinated notes repaid with proceeds from the IPO.

(2) Excludes realized foreign currency gains or losses.

(3) Legal, accounting and other external costs related to the purchase of certain assets and liabilities of Blink-Twice Inc. and the purchase of Eye Response Technologies, Inc. including certain post-closing expenses which may be reimbursed to the Company at a later date under the terms of the applicable agreements.

(4) Prior to April 21, 2010 we received advisory services from Vestar and certain pre-IPO owners. These arrangements concluded on April 21, 2010.

(5) Includes certain amounts related to other taxes, executive recruiting fees, relocation and other costs.

Fiscal Year 2011 Compared to Fiscal Year 2010

Net Sales

Net sales decreased 5.4%, or $6.2 million, to $108.1 million in fiscal 2011 from $114.3 million in fiscal 2010. The decline in device sales was 2.9%, or $2.6 million. Software sales decreased 14.9%, or $3.6 million. Fiscal 2010 software sales include $1.6 million of sales to one international customer which did not recur in fiscal 2011. We experienced a softening of demand for both our speech generating devices and software products during fiscal 2011 compared to fiscal 2010. We believe that reduced domestic government funding, and particularly more constrained state and local government funding of school budgets, adversely affected our product sales in the United States during fiscal 2011 as compared to fiscal 2010. We also believe that constraints in government spending in the Company's key international markets, including Canada and the United Kingdom, had a similar effect on our product sales in those regions during fiscal 2011.

Gross Profit

Gross profit decreased 12.2%, or $10.5 million, to $75.9 million for fiscal 2011 from $86.4 million in fiscal 2010. Gross margin decreased 540 basis points to 70.2% in fiscal 2011 from 75.6% in fiscal 2010. The $10.5 million decrease in gross profit was due mainly to $6.2 million less in net sales, a less favorable device product mix and an inventory obsolescence charge of $0.5 million related primarily to our Tango! product.

Operating Expenses

Selling and Marketing. Selling and marketing expenses increased 4.2%, or $1.4 million, to $35.6 million in fiscal 2011 compared to $34.1 million in fiscal 2010. The increase was due primarily to the net effect of approximately $2.4 million of higher wages, recruiting costs and travel expense as a result of the continued investment in both direct marketing associates and the field sales organization and an additional $1.5 million of advertising, which were offset to some degree by $1.9 million of lower variable compensation. Additionally, during the fourth quarter of fiscal 2010 we recognized approximately $0.6 million of one-time equity-based compensation expense for our sales and marketing associates for which expense recognition was accelerated into the fourth quarter of fiscal 2010 as a result of the IPO. Selling and marketing expenses totaled 32.9% and 29.9% of net sales for fiscal 2011 and fiscal 2010, respectively.

Research and Development. Research and development expenses decreased 2.2%, or $0.2 million, to $9.9 million in fiscal 2011 compared to $10.1 million in fiscal 2010. This was due primarily to continued investment in research and development resources being offset by lower variable compensation expense. The incremental increase in research and development resources for fiscal 2011 was $1.7 million and was almost entirely offset by lower variable compensation expense of $1.6 million. Additionally, during the fourth quarter of fiscal 2010 we recognized approximately $0.2 million of one-time equity-based compensation expense for our research and development associates for which expense recognition was accelerated into the fourth quarter of fiscal 2010 as a result of the IPO. Research and development expenses totaled 9.1% and 8.8% of net sales in fiscal 2011 and fiscal 2010, respectively.

General and Administrative. General and administrative expenses increased 3.6%, or $0.6 million, to $18.5 million in fiscal 2011 from $17.8 million in fiscal 2010. Approximately $4.0 million of the net increase was attributable to costs associated with being a public company. We completed our IPO in April 2010. The $4.0 million includes $0.9 million of stock-based compensation. The remaining $3.1 million incremental increase included approximately $2.1 million of insurance, outside professional fees for such items as our outside independent accountants, attorneys, Sarbanes-Oxley compliance consultants and external tax consultants, in addition to approximately $0.8 million of higher wage expense associated with the expansion of our finance, legal and human resource headcount. Fiscal 2011 reflects $0.8 million of higher bad debt expense as compared to fiscal 2010. The increases in the general and administrative expenses highlighted above were partially offset by $0.5 million of lower equity valuation cash compensation expense which occurred in fiscal 2010, but which did not recur during the fiscal year 2011, and lower severance expense of $1.0 million in the fiscal year 2011. Variable compensation expense was $1.7 million lower in fiscal 2011 as compared to fiscal 2010. Additionally, during the fourth quarter of fiscal 2010 we recognized approximately $0.9 million of one-time equity-based compensation expense for our general and administrative associates for which expense recognition was accelerated into the fourth quarter of fiscal 2010 as a result of the IPO. General and administrative expenses as a percentage of net sales were 17.1% and 15.6% for fiscal 2011 and fiscal 2010, respectively.

Amortization of Certain Intangibles. Amortization of certain intangibles was $0.4 million for fiscal 2011 compared to $1.1 million for fiscal 2010. The $0.7 million net decrease was mainly the result of $0.6 million of amortization expense during fiscal 2010 on one of the intangible assets acquired in the Blink-Twice Inc. acquisition compared to no amortization expense in fiscal 2011 for this intangible asset as it had reached full amortization.

Impairment Loss. The Company routinely monitors device unit sales for its various product lines to assist management in determining when their respective long-lived assets and finite-lived intangible assets should be evaluated for impairment. During the third quarter of fiscal year 2011, the continuing unfavorable general economic conditions and trends in governmental spending throughout the Company's various markets, coupled with the recent Maestro product launch having an adverse impact on its Tango! sales and a change in marketing strategy for Tango!, resulted in a downward revision to the Company's forecasted sales of two of the Company's product lines, EyeMax and Tango!. As a result, the Company determined that impairment indicators existed as of April 1, 2011. The Company conducted interim impairment testing of the long-lived assets and indefinite-lived intangible assets, related to these product lines, as of this date and determined that some impairment had occurred. The total impairment loss of $1.0 million included $0.7 million for indefinite-lived proprietary symbol sets, $0.1 million for other finite-lived intangible assets and $0.2 million for fixed assets associated with the Tango! product. During the fourth quarter of fiscal 2011 the Company also recorded an impairment loss of $0.2 million related to certain previously capitalized patent related costs. The impairment losses were separately recorded on the Company's statement of operations for fiscal 2011. No impairment loss was incurred during fiscal 2010.

Income From Operations. Income from operations was $10.2 million for fiscal 2011 compared to income from operations of $23.2 million for fiscal 2010. The change in income from operations was due to the reasons discussed above.

Interest Expense. Interest expense decreased $4.2 million to $2.7 million for fiscal 2011 from $6.8 million for fiscal 2010 primarily as a result of the Company redeeming a $31.0 million subordinated note, which bore interest at 15.0%, in April 2010 with proceeds from the IPO. The decrease in interest expense also reflects $12.0 million of debt repayments made in fiscal 2011.

Change in Fair Value and Net Gain (Loss) on Interest Rate Swap Agreements. For fiscal 2011, there was a decrease of $0.6 million of expense to $0.1 million from $0.7 million for fiscal 2010. The decrease is primarily attributable to a reduction in the notional amount from $27.0 million as of July 2, 2010 to $0.0 million as of July 1, 2011.

Loss on Extinguishment of Debt. We redeemed the $31.0 million subordinated note in April 2010 with proceeds from the IPO which caused us to recognize a $2.4 million loss on extinguishment of debt in fiscal 2010. The $2.4 million loss was comprised of a $1.5 million prepayment penalty and the write-off of $0.9 million of previously capitalized deferred financing fees. There was no loss on extinguishment of debt in fiscal 2011.

Income Before Income Taxes. Income before income taxes decreased $5.2 million, to $8.0 million or 7.4% of net sales for fiscal 2011 from $13.2 million or 11.5% of net sales for fiscal 2010 due to the reasons discussed above. DynaVox Inc. is a holding company, and its sole material asset is a controlling equity interest in DynaVox Systems Holdings LLC. As the sole managing member of DynaVox Systems Holdings LLC, DynaVox Inc.

operates and controls all of the business and affairs of DynaVox Systems Holdings LLC. Subsequent to April 27, 2010, DynaVox Inc. consolidates the financial results of DynaVox Systems Holdings LLC and its subsidiaries, and the ownership interest of the other members of DynaVox Systems Holdings LLC is reflected as a non-controlling interest in DynaVox Inc.'s consolidated financial statements.

Adjusted EBITDA. Adjusted EBITDA decreased $13.7 million to $19.3 million for fiscal 2011 compared to $32.9 million for fiscal 2010. The $13.7 million decrease in Adjusted EBITDA was primarily a result of $6.2 million of lower net sales, a $4.3 million increase in cost of goods sold, $3.1 million of additional operating expense associated with being a public company and higher headcount related expense of $4.1 million offset to some degree by lower variable compensation of $5.2 million. Adjusted EBITDA represents income before income taxes, interest income, interest expense, impairment loss, depreciation, amortization and the other adjustments noted in the table above.

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Sales

We operate on a fiscal calendar that results in a given fiscal year consisting of a 52-week or 53-week period ending on the Friday closest to June 30th of each year. Our fiscal year 2010 was a 52-week period compared to a 53-week period in fiscal year 2009. Net sales increased 25.4%, or $23.1 million, to $114.3 million for fiscal 2010 from $91.2 million for fiscal 2009. Excluding the estimated $2.2 million of incremental net sales resulting from the extra week in the prior year, fiscal 2010 net sales increased approximately 28.4%. The increase in net sales was due both to speech generating device sales, which increased $15.0 million or 20% and software sales, which increased $8.2 million or 51%. The growth in device sales was primarily a result of higher unit and accessory sales in the United States of $14.6 million mainly resulting from the growth and productivity of our field sales organization. Software sales increased primarily as a result of continued strength from the catalog and Internet distribution channels and international sales, which included incremental sales of $1.1 million from one customer.

Gross Profit

Gross profit increased 29.3%, or $19.6 million, to $86.4 million for fiscal 2010 from $66.8 million in fiscal 2009. Gross margin increased 230 basis points to 75.6% in fiscal 2010 from 73.3% in fiscal 2009. The margin increase was due to contributions from both devices and software. The increase was mainly the result of our ability to leverage our existing infrastructure to increase capacity without significantly increasing our costs.

Operating Expenses

Selling and Marketing. Selling and marketing expenses increased 21.2%, or $6.0 million, to $34.1 million for fiscal 2010 from $28.2 million in fiscal 2009. This increase reflects the continued investment in both our marketing and field sales organizations, which increased in headcount by approximately 24%, or approximately $3.5 million. Other expenses associated with the growth of our sales force such as demonstration equipment, sales commissions and post-sale technical support also increased approximately $1.1 million. During the fourth quarter of fiscal 2010 we recognized approximately $0.6 million of equity-based compensation expense for our sales and marketing associates for which expense recognition was accelerated into the fourth quarter of fiscal 2010 as a result of the IPO. Selling and marketing expenses totaled 29.9% and 30.9% of net sales for fiscal 2010 and fiscal 2009, respectively.

Research and Development. Research and development expenses increased 46.8%, or $3.2 million, to $10.1 million in fiscal 2010 from $6.9 million in fiscal 2009. This increase was due to the continued investment in research and development personnel focused on enhancements to existing products and software development for use in both our devices and our software products. During the fourth quarter of fiscal 2010 we recognized approximately $0.2 million of equity-based compensation expense for our research and development associates for which expense recognition was accelerated into the fourth quarter of fiscal 2010 as a result of the IPO.

General and Administrative. General and administrative expenses increased 50.5%, or $6.0 million, to $17.8 million in fiscal 2010 from $11.9 million in fiscal 2009. Contributing to the increase were mainly higher associate compensation and related expense of $1.7 million, incremental severance of $0.9 million, non-recurring equity valuation cash compensation expense of $0.6 million, as well as, increased expense of $0.7 million on information technology investments. In addition, fiscal 2010 included approximately $0.5 million public company costs as a result of our April 2010 IPO. During the fourth quarter of fiscal 2010 we recognized approximately $0.9 million of equity-based compensation expense for which expense recognition was accelerated into the fourth quarter of fiscal 2010 as a result of the IPO. These costs as a percentage of net sales were 15.6% and 13.0% for fiscal 2010 and fiscal 2009, respectively.

Amortization of Certain Intangibles. Amortization of certain intangibles was $1.1 million for fiscal 2010 and $0.5 million for fiscal 2009. The net increase of $0.6 million reflects the amortization on the intangible assets resulting from the Blink-Twice Inc. acquisition of $0.7 million that occurred on July 6, 2009 and the amortization on the intangible assets resulting from the Eye Response Technologies, Inc. acquisition of $0.2 million that occurred on January 4, 2010. The increase in amortization expense as a result of the two acquisitions was offset to some degree by certain intangibles achieving full amortization during fiscal 2010.

Income From Operations. Income from operations increased $3.8 million, to $23.2 million, for fiscal 2010 compared to $19.4 million for fiscal 2009. We estimate the prior year operating income includes $0.7 million of additional operating income as a result of the extra week of net sales. The increase in income from operations was mainly due to a 29.3%, or $19.6 million, improvement in gross profit offset to some degree by a 33.3%, or $15.8 million, increase in operating expenses. Fiscal 2010 operating expenses included approximately $1.7 million of equity-based compensation expense for which expense recognition was accelerated into the fourth quarter of fiscal 2010 as a result of the IPO. Fiscal 2010 also included approximately $0.9 million of incrementally higher severance costs compared to fiscal 2009.

Interest Expense. Interest expense decreased $1.6 million to $6.8 million for fiscal 2010 from $8.4 million for fiscal 2009. This decrease was primarily a result of the Company redeeming a $31.0 million subordinated note, which bore interest at 15.0%, in April 2010 with proceeds from the IPO. Also contributing to the decrease was the impact of a lower level of weighted average borrowings as we made scheduled principal payments during fiscal 2010 and fiscal 2009 and an excess cash flow payment during fiscal 2010. In addition, a decline in the borrowing rate under our senior secured credit facility to 4.3% at July 2, 2010 from 4.9% at July 3, 2009 contributed to the decrease.

Change in Fair Value and Net Gain (Loss) on Interest Rate Swap Agreements. For fiscal 2010 there was a decrease of $0.8 million of expense to $0.7 million from $1.6 million in fiscal 2009. The decrease is primarily attributable to $0.9 million of expense recognized on a swap agreement during fiscal 2009 as a result of a decline in the interest rate during the period which did not reoccur in fiscal 2010.

Loss on Extinguishment of Debt. We redeemed the $31.0 million subordinated note in April 2010 with proceeds from the IPO which caused us to recognize a $2.4 million loss on extinguishment of debt in fiscal 2010. The $2.4 million loss was comprised of a $1.5 million prepayment penalty and the write-off of $0.9 million of previously capitalized deferred financing fees.

Income Before Income Taxes. Income before income taxes increased $4.2 million, to $13.2 million or 11.5% of net sales for fiscal 2010 from $9.0 million or 9.9% of net sales for fiscal 2009 due to the reasons discussed above. DynaVox Inc. is a holding company, and its sole material asset is a controlling equity interest in DynaVox Systems Holdings LLC. As the sole managing member of DynaVox Systems Holdings LLC, DynaVox Inc. will operate and control all of the business and affairs of DynaVox Systems Holdings LLC. Subsequent to April 27, 2010, DynaVox Inc. consolidates the financial results of DynaVox Systems Holdings LLC and its subsidiaries, and the ownership interest of the other members of DynaVox Systems Holdings LLC is reflected as a non-controlling interest in DynaVox Inc.'s consolidated financial statements.

Adjusted EBITDA. Adjusted EBITDA increased $8.5 million to $32.9 million for fiscal 2010 compared to $24.5 million for fiscal 2009. We estimate the additional week in fiscal 2009 generated $2.2 million in incremental net sales and approximately $0.7 million of Adjusted EBITDA. Adjusted EBITDA represents income before income taxes, interest income, interest expense, impairment loss, depreciation, amortization and the other adjustments noted in the table above.

Successor Period from April 28, 2010 to July 2, 2010

Net Sales

Net sales were $25.8 million for the successor period from April 28, 2010 to July 2, 2010. The $25.8 million of net sales were comprised of $21.2 million of speech generating devices and $4.6 million of software sales.

Gross Profit

Gross profit was 76.1%, or $19.6 million, in the successor period from April 28, 2010 to July 2, 2010.

Operating Expenses

Operating expenses for the Successor period from April 28, 2010 to July 2, 2010 were $13.2 million and consisted primarily of selling and marketing expenses of $5.3 million, research and development expenses of $2.2 million and general and administrative expenses of $5.5 million. As a result of the IPO and related transactions certain equity units were subject to accelerated vesting resulting in expense recognition of approximately $1.7 million in the successor period from April 28, 2010 to July 2, 2010 of previously unrecognized compensation expense. The $1.7 million of accelerated equity-based compensation is reflected in the results of operations as $0.6 million of selling and marketing, $0.2 million of research and development and $0.9 million of general and administrative expenses. Operating expenses during the Successor period from April 28, 2010 to July 2, 2010 also included $0.7 million of severance costs.

Income From Operations

Income from operations was $6.5 million for the Successor period from April 28, 2010 to July 2, 2010 as a result of the items described above.

Loss on Extinguishment of Debt

We redeemed the $31.0 million subordinated note in April 2010 with proceeds from the IPO which caused us to recognize a $2.4 million loss on extinguishment of debt in the Successor period from April 28, 2010 to July 2, 2010. The $2.4 million loss was comprised of a $1.5 million prepayment penalty and the write-off of $0.9 million of previously capitalized deferred financing fees.

Income Before Income Taxes

Income before income taxes was $3.5 million or 13.5% of net sales for the Successor period from April 28, 2010 to July 2, 2010 due to the reasons discussed above.

Adjusted EBITDA

Adjusted EBITDA was $10.3 million for the Successor period from April 28, 2010 to July 2, 2010. Adjusted EBITDA represents income before income taxes, interest income, interest expense, impairment loss, depreciation, amortization and the other adjustments noted in the table above.

Predecessor Period from July 4, 2009 to April 27, 2010

Net Sales

Net sales were $88.5 million for the Predecessor period from July 4, 2009 to April 27, 2010. The $88.5 million of net sales were comprised of $68.8 million of speech generating devices and $19.7 million of software sales.

Gross Profit

Gross profit was 75.4%, or $66.7 million, in the Predecessor period from July 4, 2009 to April 27, 2010.

Operating Expenses

Operating expenses for the Predecessor period from July 4, 2009 to April 27, 2010 were $50.0 million and consisted primarily of selling and marketing expenses of $28.8 million, research and development expenses of $7.9 million, general and administrative expenses of $12.3 million and amortization of certain intangibles of $1.0 million.

Income from Operations

Income from operations was $16.8 million for the Predecessor period from July 4, 2009 to April 27, 2010 as a result of the items described above.

Interest Expense

Interest expense was $6.4 million for the Predecessor period from July 4, 2009 to April 27, 2010. We redeemed a $31.0 million subordinated note, which bore interest at 15.0%, in April 2010 with proceeds from the IPO.

Income before Income Taxes

Income before income taxes was $9.7 million or 11.0% of net sales for the Predecessor period from July 4, 2009 to April 27, 2010 due to the reasons discussed above.

Adjusted EBITDA

Adjusted EBITDA was $22.7 million for the predecessor period from July 4, 2009 to April 27, 2010. Adjusted EBITDA represents income before income taxes, interest income, interest expense, impairment loss, depreciation, amortization and the other adjustments noted in the table above.

Quarterly Results and Seasonality

Our business is seasonal and historically has realized a higher portion of net sales, net income, and operating cash flows in the second half of the fiscal year and especially in the fourth fiscal quarter (second calendar quarter). Fourth quarter sales represented 30% and 29% of total annual sales for fiscal years 2011 and 2010, respectively. In our fiscal year ended July 1, 2011, 56% of our net sales occurred in the second half of our fiscal year compared to 54% of our net sales occurring in the second half of our fiscal year 2010. Sales of our speech generating technologies and of our special education software are highly seasonal as schools make a large percentage of their purchases of these products at the end of the school year, which is the second quarter of the calendar year and the fourth quarter of our fiscal year.

The following table sets forth our historical unaudited quarterly consolidated statements of income data for each of our eight fiscal quarters ended July 1, 2011 and expressed as a percentage of our net sales. This unaudited quarterly information has been prepared on the same basis as our annual audited consolidated financial statements appearing elsewhere in this report, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. The quarterly data should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this report.

Quarterly Results of Operations

	Successor			
	For the Quarter Ended(1)			
	October 1, 2010	December 31, 2010	April 1, 2011	July 1, 2011
	(Amounts in thousands)			
Net sales	$21,569	$25,526	$28,668	$32,340
Gross profit	15,335	17,939	19,942	22,636
Income from operations	(831)	1,743	3,822	5,476
Net income attributable to controlling and non-controlling interests	(1,719)	994	2,791	4,601
Net income attributable to DynaVox Inc.	(504)	152	651	930
Year over year increase (decrease)(6)				
Net sales	(11.1)%	(10.8)%	1.0%	(2.2)%
Gross profit	(15.7)%	(16.7)%	(7.3)%	(10.0)%
Income from operations	(120.1)%	(70.1)%	(27.3)%	(31.4)%
Net income attributable to controlling and non-controlling interests	(203.6)%	(73.3)%	(3.2)%	8.9%
Net income attributable to DynaVox Inc.	N/A	N/A	N/A	N/A
% of Annual Amount				
Net sales	20.0%	23.6%	26.5%	29.9%
Gross profit	20.2%	23.7%	26.3%	29.8%
Income from operations	(8.1)%	17.1%	37.4%	53.6%
Net income attributable to controlling and non-controlling interests	(25.8)%	14.9%	41.9%	69.0%
Net income attributable to DynaVox Inc.	(41.0)%	12.4%	53.0%	75.7%

	Predecessor				Successor	
	For the Quarter Ended(1)			Fourth Quarter Ended(1)		
	October 2, 2009	January 1, 2010	April 2, 2010	Period from April 3, 2010 to April 27, 2010 (a)	Period from April 28, 2010 to July 2, 2010 (b) (2)(3)	Aggregated(4) (a + b)
	(Amounts in thousands)					
Net sales	$24,255	$28,608	$28,382	$7,251	$25,803	$33,054
Gross profit	18,191	21,523	21,501	5,526	19,625	25,151
Income from operations	4,134	5,838	5,257	1,525	6,460	7,985
Net income attributable to controlling and non-controlling interests	1,660	3,724	2,882	1,324	2,902	4,226
Net income attributable to DynaVox Inc.	N/A	N/A	N/A	—	505	505
Year over year increase (decrease)(5)						
Net sales	26.3%	46.2%	29.1%	N/A	N/A	8.7%
Gross profit	30.7%	53.1%	33.2%	N/A	N/A	10.9%
Income from operations	30.9%	120.0%	18.2%	N/A	N/A	(13.0)%
Net income attributable to controlling and non-controlling interests	72.9%	N/M	102.0%	N/A	N/A	(36.8)%
Net income attributable to DynaVox Inc.	N/A	N/A	N/A	N/A	N/A	N/A
% of Annual Amount						
Net sales	21.2%	25.0%	24.8%	N/A	N/A	28.9%
Gross profit	21.1%	24.9%	24.9%	N/A	N/A	29.1%
Income from operations	17.8%	25.1%	22.6%	N/A	N/A	34.4%
Net income attributable to controlling and non-controlling interests	13.3%	29.8%	23.1%	N/A	N/A	33.8%
Net income attributable to DynaVox Inc.	N/A	N/A	N/A	N/A	N/A	N/A

(1) Our fiscal year and fourth quarter ended July 1, 2011 consisted of 52 weeks and thirteen weeks, respectively. Our fiscal year and fourth quarter ended July 2, 2010 consisted of 52 weeks and thirteen weeks, respectively. Our fiscal year and fourth quarter ended July 3, 2009 consisted of 53 weeks and fourteen weeks, respectively. We estimate that the extra week in fiscal 2009 generated approximately $2.2 million in incremental net sales and approximately $0.7 million in incremental income from operations.

(2) The Successor period from April 28, 2010 to July 2, 2010 income from operations reflects approximately $1.7 million of equity-based compensation expense , for which expense recognition was accelerated as a result of the IPO and approximately $0.5 million of public company related expenses not present in the prior year fourth quarter.

(3) The Successor period from April 28, 2010 to July 2, 2010 net income attributable to controlling and non-controlling interests reflects a $2.4 million loss on extinguishment of debt related to the IPO.

(4) Represents aggregate Predecessor and Successor results for the period presented. The combined results should not be used in isolation or substitution of Successor and Predecessor results.

(5) The year over year increase (decrease) is calculated by comparing the stated period to the same period in the prior year.

Liquidity and Capital Resources

The primary sources of cash are existing cash, cash flow from operations and borrowings under the $12.9 million revolving loan portion of our credit facility.

	As Of		
	July 1, 2011	July 2, 2010	July 3, 2009
	(Amounts in thousands)		
Cash and cash equivalents	$12,171	$20,777	$12,631
Revolving loan availability	12,925	12,925	10,000

Our primary cash needs are to fund normal working capital requirements, capital expenditures, repay our indebtedness (scheduled interest and principal payments) and for tax distributions to members, including any payments made under the Tax Receivable Agreement, and any redemptions of common units. On April 27, 2010 a portion of the IPO proceeds were used to redeem the $31.0 million senior subordinated notes. This will reduce originally scheduled interest expense by approximately $24.4 million over a five year period beginning as of the IPO date. On March 31, 2010, we borrowed $10.0 million under the revolving loans provision of the 2008 Credit Facility, as amended. We distributed the $10.0 million to the Holdings owners who then used the $10.0 million to invest in the securities of a related party portfolio company. The $10.0 million was repaid with proceeds from the IPO on April 27, 2010. Our revolving loan availability was $12.9 million as of July 1, 2011. Any borrowings under the revolving loan facility is either at the London InterBank Offered Rate (LIBOR), plus a credit spread or the Prime rate, plus a credit spread, at the Company's option. The credit spread is determined based on the then current predefined leverage ratio of the Company. The $12.9 million of availability is subject to the Company's compliance with certain contractual financial and non-financial covenants.

As part of the IPO and related transactions we entered into a tax receivable agreement with the DynaVox Holdings owners that will provide for the payment from time to time by DynaVox Inc. to the DynaVox Holdings owners of 85% of the amount of the benefits, if any, that DynaVox Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of DynaVox Holdings on the date of the IPO, (ii) an increase in the tax basis of the assets of DynaVox Holdings that otherwise would not have been available, and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of DynaVox Inc. and not of DynaVox Holdings. For purposes of the tax receivable agreement, the benefit deemed realized by DynaVox Inc. will be computed by comparing the actual income tax liability of DynaVox Inc. (calculated with certain assumptions) to the amount of such taxes that DynaVox Inc. would have been required to pay had there been no increase to the tax basis of the assets of DynaVox Holdings as a result of the purchase or exchanges, had there been no tax benefit from the tax basis in the intangible assets of DynaVox Holdings on the date of the IPO and had DynaVox Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless DynaVox Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or DynaVox Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if DynaVox Inc. had exercised its right to terminate the agreement.

We believe that our cash position, net cash provided by operating activities and availability under our senior secured credit facility will be adequate to finance working capital needs and planned capital expenditures for at least the next twelve months.

We may, however, require additional liquidity as we continue to execute our business strategy. We anticipate that to the extent that we require additional liquidity, it will be funded through the incurrence of indebtedness, additional equity financings or a combination of these potential sources of liquidity, although no assurance can be given that such forms of capital will be available to us or available to us on terms which are acceptable, at such time.

Cash Flow

A summary of operating, investing and financing activities are shown in the following table for the fiscal year ended 2011 (Successor) and the period from April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 (Predecessor) and fiscal year ended 2009 (Predecessor) :

	Successor		Successor	Predecessor	
	Year Ended July 1, 2011	Aggregated (a) + (b)	(a) Period from April 28, 2010 to July 2, 2010	(b) Period from July 4, 2009 to April 27, 2010	Year Ended July 3, 2009
	(Amounts in thousands)				
Cash flow summary					
Provided by operating activities	$ 11,829	$21,000	$4,010	$16,990	$13,185
Used in investing activities	(3,196)	(8,966)	(768)	(8,198)	(2,851)
Provided by (used in) financing activities	(17,326)	(3,888)	4,734	(8,622)	(3,928)
Effect of exchange rate changes on cash	87	—	(47)	47	(15)
Increase (decrease) in cash	$ (8,606)	$ 8,146	$7,929	$ 217	$ 6,391

Our net cash flow from operations (on an aggregated basis) for each of the last three fiscal years was $11.8 million, $21.0 million and $13.2 million, respectively. The significant decrease in fiscal year 2011 when compared to fiscal year 2010 was due primarily to the $6.2 million decrease in net sales and the $4.3 million increase in cost of goods sold.

Net cash used in investing activities consists primarily of capital expenditures for each year presented (on an aggregated basis) and two strategic acquisitions in fiscal 2010. We disbursed $4.6 million of cash (net of cash acquired) for two strategic acquisitions during fiscal year 2010, Blink-Twice Inc. in July 2009 and Eye Response Technologies, Inc., in January 2010. Capital expenditures (on an aggregated basis) were $3.2 million in fiscal 2011 compared to $4.3 million in fiscal 2010 and $2.9 million in fiscal 2009.

Except for our April 2010 initial public offering, our financing activities have been primarily limited to making principal payments on our credit facility and periodic tax-related distributions to our existing owners. On April 21, 2010, a registration statement relating to shares of Class A common stock was declared effective and the price of such shares was set at $15.00 per share. Pursuant to the IPO, DynaVox Inc. issued and sold 9,375,000 shares of Class A common stock receiving gross proceeds of approximately $140.6 million of which approximately $2.4 million was for general corporate purposes. The IPO closed on April 27, 2010. On March 31, 2010, we borrowed $10.0 million under the revolving loans provision of the 2008 Credit Facility. We distributed the $10.0 million in the form of a dividend to the DynaVox Holdings owners who then used the $10.0 million to invest in the securities of a related party portfolio company. The $10.0 million was repaid with proceeds from the IPO on April 27, 2010.

Operating Activities

Our operations consist of all the activities required to provide products to our customers. The net cash provided by these activities is dependent upon the timing of receipt of payment from our private pay and publicly funded customers and the timing of payment to our vendors, employees, taxing authorities and landlords among others. We generally collect our accounts receivable within 75 days.

The principal factors impacting net cash provided by operating activities are the level of profitability in the operation of the business and the management of working capital as shown below for the fiscal year ended July 1, 2011 (Successor), the period from April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 (Predecessor) and fiscal year ended 2009 (Predecessor):

	Successor		Successor	Predecessor	
	Year Ended	Aggregated	(a) Period from	(b) Period from	Year Ended
	July 1, 2011	(a) + (b)	April 28, 2010 to July 2, 2010	July 4, 2009 to April 27, 2010	July 3, 2009
	(Amounts in thousands)				
Operating activities					
Net income	$ 6,667	$12,492	$ 2,902	$ 9,590	$ 8,838
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	5,016	5,084	886	4,198	3,469
Equity-based compensation expense	2,124	2,767	2,133	634	764
Change in fair value of interest rate swaps	(631)	(252)	(137)	(115)	425
Bad debt expense	1,869	1,143	—	1,143	840
Change in fair value of acquisition contingencies	(259)	(37)	(40)	3	—
Deferred taxes	956	209	561	(352)	—
Loss on extinguishment of debt	—	866	866	—	—
Impairment loss	1,262	—	—	—	—
	17,004	22,272	7,171	15,101	14,336
Changes in operating assets and liabilities	(5,175)	(1,272)	(3,161)	1,889	(1,151)
Net cash provided by operating activities	$11,829	$21,000	$ 4,010	$16,990	$13,185

The most significant components of changes in assets and liabilities are trade receivables, inventories, accounts payable and accrued expenses, the tax receivable agreement and other current liabilities shown below for the fiscal year ended 2011 (Successor), the period from April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 (Predecessor) and fiscal year ended 2009 (Predecessor):

	Successor		Successor	Predecessor	
	Year Ended	Aggregated	(a) Period from	(b) Period from	Year Ended
	July 1, 2011	(a) + (b)	April 28, 2010 to July 2, 2010	July 4, 2009 to April 27, 2010	July 3, 2009
	(Amounts in thousands)				
Changes in operating assets and liabilities details:					
Trade receivables	$(2,589)	$(2,078)	$(2,708)	$ 630	$(2,809)
Inventories	1,931	(2,020)	10	(2,030)	319
Trade accounts payable	1,387	773	619	154	1,132
Accrued expenses and other current liabilities	(4,429)	1,820	(1,102)	2,922	178
Tax receivable agreement	(1,135)	—	—	—	—
Other	(340)	233	20	213	29
Changes in operating assets and liabilities	$(5,175)	$(1,272)	$(3,161)	$ 1,889	$(1,151)

Net cash provided by operating activities (on an aggregated basis) decreased by $9.2 million to $11.8 million in fiscal year 2011 from $21.0 million in fiscal year 2010. The $9.2 million reduction in net operating cash was primarily a result of a $5.8 million decrease in net income that included non-cash impairment charges of $1.3 million. A $3.9 million change in operating assets and liabilities also contributed to the $9.2 million reduction in net operating cash. The $3.9 million change in operating assets is primarily a result of lower variable compensation expense in fiscal 2011 compared to the same period of the prior fiscal year as a result of us not achieving certain bonus and profit sharing metrics during fiscal 2011. In addition, the change in operating assets and liabilities was impacted by a $1.9 million reduction in inventory during fiscal 2011 compared to a $2.0 million increase in fiscal 2010 and $0.5 million of payments under the tax receivable agreement in fiscal 2011.

Net cash provided by operating activities (on an aggregated basis) improved by $7.8 million to $21.0 million in fiscal year 2010 from $13.2 million in fiscal year 2009. The $3.7 million increase in net income, the $2.0 million increase in equity-based compensation and the $1.6 million increase in depreciation and amortization for fiscal 2010 when compared to fiscal 2009 were the primary reasons for the improvement in net cash provided by operating activities.

Investing Activities

Investing activities for the fiscal year ended 2011 (Successor), the period April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 (Predecessor) and fiscal year ended 2009 (Predecessor) consists of capital expenditures and acquisitions of businesses.

	Successor		Successor	Predecessor	
	Year Ended July 1, 2011	Aggregated (a) + (b)	(a) Period from April 28, 2010 to July 2, 2010	(b) Period from July 4, 2009 to April 27, 2010	Year Ended July 3, 2009
			(Amounts in thousands)		
Investing activities					
Capital expenditures	$(3,205)	$(4,345)	$(768)	$(3,577)	$(2,851)
Acquisition of businesses	—	(4,621)	—	(4,621)	—
Proceeds from sale of property and equipment	9	—	—	—	—
Net cash used in investing activities	$(3,196)	$(8,966)	$(768)	$(8,198)	$(2,851)

Net cash used in investing activities consists primarily of capital expenditures for each period presented and two strategic acquisitions in fiscal 2010. We disbursed $0.9 million of cash (net of cash acquired) for the Blink-Twice acquisition during fiscal 2010 and $3.7 million of net cash for the ERT acquisition during the same time period. Capital expenditures decreased $1.1 million in fiscal 2011 compared to fiscal 2010.

Net cash used in investing activities increased $6.1 million to $9.0 million for fiscal year 2010 from $2.9 million for fiscal year 2009. There were two acquisitions made during fiscal year 2010, Blink-Twice required $0.9 million of net cash and ERT required $3.7 million of net cash.

Capital expenditures were $1.5 million higher in fiscal year 2010 when compared to fiscal year 2009 due primarily to additional equipment deployed to our field based sales force and the installation of a new telecommunications system.

Management anticipates that capital expenditures during fiscal year 2012 will approximate our recent historical expenditures.

Financing Activities

Financing activities (on an aggregated basis) consists primarily of redemption of common units, shareholder distributions and borrowings and repayments of our outstanding indebtedness. The April 28, 2010 to July 2, 2010 (Successor) and July 4, 2009 to April 27, 2010 (Predecessor) periods also reflect our IPO transaction in April 2010.

	Successor		Successor		
	Year Ended July 1, 2011	Aggregated (a) + (b)	(a) Period from April 28, 2010 to July 2, 2010	(b) Period from July 4, 2009 to April 27, 2010	Year Ended July 3, 2009
	(Amounts in thousands)				
Financing activities					
Sale of Class A common shares (IPO)	$ —	$140,625	$140,625	$ —	$ —
Payment of issuance costs (IPO)	—	(18,254)	(16,964)	(1,290)	—
Redemption of Holdings Unit holders equity	—	(77,380)	(77,380)	—	—
Dividend distribution	—	(10,000)	—	(10,000)	—
Net borrowings (repayments) under debt agreements	(11,961)	(35,651)	(41,000)	5,349	(11,961)
Deferred financing costs	(149)	(129)	—	(129)	(149)
Redemption of common units	(28)	(211)	—	(211)	(28)
Equity distributions	(4,185)	(2,470)	(261)	(2,209)	(4,185)
Other (net)	(1,003)	(418)	(286)	(132)	(1,003)
Net cash provided by (used in) financing activities	$(17,326)	$ (3,888)	$ 4,734	$ (8,622)	$(17,326)

Net cash of $17.3 million was required for financing activities during fiscal 2011 compared to $3.9 million required in fiscal 2010. The $13.4 million net increase in cash used in financing activities was mainly a result of $8.9 million in additional voluntary debt repayments during fiscal 2011 compared to fiscal 2010 and additional equity distributions of $1.7 million in the current fiscal year partially offset by the receipt of $2.4 million of net IPO proceeds used for general corporate purposes in fiscal 2010. During fiscal 2011, we voluntarily elected to prepay $8.9 million of future debt repayments which were applied in the direct order of maturity to future scheduled principal payments. We estimate the $8.9 million prepayment will save us approximately $0.3 million of interest expense. No such prepayments were made during fiscal 2010. Debt repayments during fiscal 2010 included a $3.3 million excess cash flow payment whereas there was no excess cash flow payments in fiscal 2011. The debt repayments of $12.0 million for fiscal 2011 included $1.1 million for a note payable related to an acquisition in 2004. Financing activity disbursements included $1.0 million in fiscal 2011 for royalty, consulting and working capital adjustment payments related to the January 2010 acquisition of Eye Response Technologies, Inc. and the July 2009 acquisition of certain assets and liabilities of Blink-Twice Inc.

Net cash of $3.9 million (on an aggregated basis) was required for financing activities in both fiscal year 2010 and fiscal year 2009, respectively. The net amount of cash used in financing activities was relatively the same in both fiscal years primarily due to net proceeds from the IPO used for general corporate purposes of $2.4 million being offset by an increase of $1.4 million in shareholder distributions as required under our operating agreement and higher non-IPO related debt repayments in fiscal 2010 compared to fiscal 2009.

Financing Agreements

As of July 1, 2011, we were in compliance in all material respects with all covenants contained in our financing agreements, as amended. We are required to make no debt payments during the 12 months starting July 2, 2011 as a result of the $8.9 million of prepayments discussed above.

Senior Secured Credit Facility

DynaVox Systems LLC, a wholly-owned subsidiary of DynaVox Systems Holdings LLC, entered into a third amended and restated senior secured credit facility, dated as of June 23, 2008, with a syndicate of financial institutions, including GE Business Financial Services Inc. (formerly known as Merrill Lynch Business Financial Services Inc.), as administrative agent. On February 5, 2010, certain terms of our credit facility were amended to, among other items, increase our available revolving loans and letters of credit and increase the amount available for restricted distributions, as defined in the credit facility. The credit facility, as so amended, provides for a $52.0 million term loan facility that matures on June 23, 2014 and a revolving credit facility with a $12.9 million aggregate loan commitment amount available, including a $5.0 million sub-facility for letters of credit and a $2.0 million sub-facility for swingline loans, that matures on June 23, 2013. As of July1, 2011, $36.2 million was outstanding under the term loan facility and there were no borrowings outstanding under the revolving credit facility.

On March 4, 2010, we entered into a second amendment to our credit facility, which became effective in April 2010. As part of the amendment, the agent and the lenders under our credit facility consented to DynaVox Systems Holdings LLC's transfer of all of its obligations under the credit facility to a newly formed wholly-owned subsidiary of DynaVox Systems Holdings LLC that became the immediate holding company parent of DynaVox Systems LLC. The lenders further waived the requirement of any prepayment of the credit facility with proceeds from our IPO and consented to the repayment in full of our senior subordinated notes and the indebtedness outstanding under certain other notes payable with proceeds from our IPO.

On December 21, 2010, we entered into a third amendment to our credit facility which became effective immediately. As part of the amendment, the agent and the lenders under our credit facility consented to the modification of the calculation of the Fixed Charge Coverage Ratio (as defined below) for the 12-month period ended December 31, 2010 to exclude from the definition of restricted cash distributions a $10.0 million distribution made by the Company in March 2010. In addition, the third amendment modified the calculation of the ratios of net senior debt to Adjusted EBITDA and net total debt to Adjusted EBITDA by limiting the ability of the Company to net cash and cash equivalents from total debt and senior debt to only any 12-month period in which Adjusted EBITDA for such period is greater than $30.0 million, whereupon the amount of cash and cash equivalents that may be so netted is limited to $5.0 million. The credit facility was further amended by requiring the Company to provide the agent and lenders monthly financial statements within 30 days of the end of each month commencing with the month ended November 30, 2010.

All obligations under the credit facility are unconditionally guaranteed by the immediate holding company parent of DynaVox Systems LLC and each of DynaVox Systems LLC's existing and future wholly-owned domestic subsidiaries. The credit facility and the related guarantees are secured by substantially all of DynaVox Systems LLC's present and future assets and all present and future assets of each guarantor on a first lien basis.

In general, borrowings under the credit facility bear interest, at our option, at either (1) the Base Rate (as defined in the credit facility) plus a margin of between 3.00-3.75% (depending on the ratio of net total debt to Adjusted EBITDA (as defined in the credit facility)), or (2) a rate based on LIBOR plus a margin of between 4.00-4.75% (depending on the ratio of net total debt to Adjusted EBITDA). We incur an annual commitment fee of 0.375% or 0.5% (depending on the ratio of net total debt to Adjusted EBITDA) of the unused portion of the revolving credit facility.

No principal payments will be due on the revolving credit facility until the applicable maturity date. Commencing on September 30, 2008 and ending on June 23, 2014, on the last date of each quarter, we are required to repay borrowings under the term loan facility in increasing percentages per year, beginning at 2.5%, with the remaining balance to be repaid on the applicable maturity date. If our ratio of net total debt to Adjusted EBITDA as of the end of any fiscal year is greater than or equal to 1.50 to 1.00, the credit facility requires a mandatory prepayment in an amount equal to between 25.0-75.0% (depending on the ratio of net total debt to

Adjusted EBITDA) of Excess Cash Flow (as defined in the credit facility) for such fiscal year. No mandatory prepayment was required for fiscal year 2011 as a result of the $8.9 million of additional voluntary debt repayments made during fiscal 2011.

The credit facility requires DynaVox Systems LLC to maintain certain financial ratios at the end of each fiscal quarter. These include a maximum ratio of net senior debt to Adjusted EBITDA for the preceding twelve-month period of 2.00 to 1.00, a maximum ratio of net total debt to Adjusted EBITDA for the preceding twelve-month period of 4.00 to 1.00 and a minimum Fixed Charge Coverage Ratio for the preceding twelve-month period of 1.20 to 1.00, which minimum Fixed Charge Coverage Ratio increases to 1.25 to 1.00 as of the last day of the first quarter of fiscal year 2012 and then to 1.30 to 1.00 as of the last day of the first quarter of fiscal year 2013. In addition, the credit facility provides for a maximum amount of Capital Expenditures in each fiscal year. The Capital Expenditures limit for fiscal year 2011 was $6.3 million which included a $0.3 million carryover from the prior fiscal year.

As of July 1, 2011, the ratio of net senior debt to Adjusted EBITDA for the twelve-month period then ended was 1.88 to 1.00, the ratio of net total debt to Adjusted EBITDA for the twelve-month period then ended was 1.88 to 1.00 and the Fixed Charge Coverage Ratio for the twelve-month period then ended was 2.32 to 1.00.

The ratio of net senior debt to Adjusted EBITDA for a twelve-month period is calculated by dividing net senior debt as of the last day of such twelve-month period (calculated by subtracting the aggregate amount of subordinated debt permitted under the credit facility from net total debt (as defined below)) by Adjusted EBITDA for such twelve-month period. The ratio of net total debt to Adjusted EBITDA for a twelve-month period is calculated by dividing net total debt as of the last day of such twelve-month period by Adjusted EBITDA for such twelve-month period. Net total debt is defined as the sum of the average daily principal balance under the revolving credit facility for the one-month period ending on such date plus the outstanding principal balance of the term loan under the credit facility plus the outstanding principal balance of all other debt. Net total debt may be reduced by up to $5.0 million of cash and cash equivalents for any 12-month period in which Adjusted EBITDA for such period is greater than $30.0 million. As of July 1, 2011, net senior debt and net total debt were both $36.2 million and Adjusted EBITDA for the twelve-month period then ended was $19.3 million.

The Fixed Charge Coverage Ratio is calculated by dividing the sum of cash interest expense (net of interest income), net cash taxes paid, scheduled principal payments on all debt and restricted cash distributions (which items totaled $7.1 million for the twelve months ended July 1, 2011) by operating cash flow. Restricted cash distributions for the twelve months ended July 1, 2011 excludes the $10.0 million we borrowed on March 31, 2010 under the revolving loans provision of the 2008 Credit Facility, as amended, and which was subsequently distributed to the DynaVox Holdings owners. The $10.0 million was repaid with proceeds from the IPO on April 27, 2010. Operating cash flow is defined as Adjusted EBITDA for a twelve-month period less any unfinanced capital expenditures for such twelve-month period. Operating cash flow for the twelve months ended July 1, 2011 was $16.4 million.

Capital Expenditures are calculated based on the amount capitalized during the fiscal year less net cash proceeds of asset dispositions or proceeds from property insurance policies received during the fiscal year. Capital Expenditures for fiscal 2011, as defined in the agreement, were $2.9 million.

Our ability to maintain our compliance with these covenants is dependent upon our financial performance, which is influenced by a number of factors, including the levels of government funding in the U.S. and key international markets. Violation of any of the covenants described above would result in an event of default under the credit facility.

The credit facility also contains affirmative and negative covenants customarily found in loan agreements for similar transactions, including, but not limited to, restrictions on our ability to incur indebtedness, create liens on assets, incur certain contingent obligations, engage in mergers or consolidations, change the nature of our business, dispose of assets, make certain investments, engage in transactions with affiliates, enter into negative pledges, pay dividends or make other restricted payments, modify certain payments or modify certain debt documents, and modify our constituent documents if the modification materially adversely affects the interests of the lenders.

The credit facility contains customary events of default, including defaults based on a failure to pay principal, reimbursement obligations, interest, fees or other obligations, a material inaccuracy of representations and warranties; breach of covenants; failure to pay other indebtedness and cross defaults; failure to comply with ERISA or labor laws; change of control events; events of bankruptcy and insolvency; material judgments; the passive holding company status of the immediate holding company parent of DynaVox Systems LLC and DynaVox International Holdings, Inc., a wholly owned subsidiary of DynaVox Systems LLC; and an impairment of collateral.

Upon the occurrence of an event of default, including in the event of non-compliance with the financial ratios described above, the lenders would have the ability to accelerate all amounts then outstanding under the credit facility, except that, upon bankruptcy and insolvency events of default, such acceleration is automatic. Upon the occurrence, and during the continuance, of an event of default under the credit facility, we would no longer have access to our revolving credit facility and we would have to reclassify on our balance sheet amounts currently shown as long-term debt under the 2008 Credit Facility to short-term debt. Under these circumstances, we may not be able to pay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us or at all.

Note Payable

We had a $1.1 million note payable as of July 2, 2010 related to an acquisition consummated in fiscal year 2004, which carried an interest rate of 7% to be paid quarterly. This note payable matured, and was repaid, on September 30, 2010.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, revenue and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results may differ from these estimates under different assumptions or conditions.

Refer to Note 2 to our consolidated financial statements for fiscal year 2011 included elsewhere in the report for a complete discussion of our significant accounting policies. We set forth below those material accounting policies that we believe are the most critical for an understanding of our financial results and condition and that involve a higher degree of complexity and management judgment.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable and the collectability is probable. Our revenue is derived from the following sales:

Sales of speech generating devices with embedded software: These hardware devices have preinstalled software that is essential to the functionality of the device. Revenue for the entire device (hardware and software) is recognized upon transfer of title and risk of loss. We provide a limited one-year warranty on the hardware for these devices.

Revenue derived from sales being funded by certain payors, mainly Medicare and Medicaid, is recognized upon receipt of the shipment by the customer, as risk of loss does not pass until customer receipt. Revenue derived from sales to other customers is recognized upon product shipment to the customer when title and risk of loss to the product transfers.

Our revenues are recorded, net of a contractual allowance for adjustments, at the time of sale based on contractual arrangements with insurance companies, Medicare allowable billing rates and state Medicaid fee schedules.

In connection with sales of speech generating devices, technical support is provided to customers, including customers of resellers, at no additional charge. This post-sale technical support consists primarily of telephone support services and online chat. To ensure our customers obtain the right devices, a significant amount of our customer support effort, including demonstrations, information, documentation and support and, for some potential customers, the use of a no-charge loaner device for a trial basis, are delivered prior to the sale of a device. As the fee for technical support is included in the initial fee for the device, the technical support and services provided post-sale are provided within one year, the estimated cost of providing such support is deemed insignificant and unspecified upgrades and enhancements are minimal and infrequent, technical support revenues are recognized together with device revenue. Costs associated with the post-sale technical support are not significant.

Sales of extended warranties for speech generating devices: These service agreements provide separately priced extended warranty coverage for a one to four-year period, beyond the standard one-year warranty, on the devices. This service revenue is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty period. From time-to-time the Company runs promotions providing free second-year warranties that are not priced separately. As the free second-year warranty is not separately priced the deliverables are accounted for under revenue recognition guidance for multiple element arrangements. In accordance with the guidance two deliverables were identified, the device and free extended warranty. As fair value can be established for both elements the total sales price is allocated to each deliverable based on the relative fair value method. The fair value allocated to the free warranty service is deferred and recognized on a straight-line basis over the term of the extended warranty period.

Sales of communication and learning software: These software sales relate to communication and learning software sold to customers for use on personal computers. This software does not require significant production, modification, or customization for functionality. Revenue for the software sold separately is accounted for in accordance with industry specific accounting guidance for software and software-related transactions. Revenue is recognized upon transfer of title and risk of loss. In connection with the sale of software, technical support is provided to customers, at no additional charge. This post-sale technical support consists primarily of telephone support services and online chat. In addition, as part of its technical support, the Company provides updates on a when-and-if-available basis, which are limited to periodic bug fixes that provide no new functionality or features. As the fee for technical support is included in the initial fee for the Software, the technical support and services provided post-sale are provided within one year and the estimated cost of providing such support is deemed insignificant and infrequent, technical support revenues are recognized together with the software revenue. Costs associated with the post-sale technical support are accrued at the time of the sale and are not significant.

Subscription arrangements for online content: These subscription arrangements provide customers the ability to collaborate and share content in a web-based platform. This subscription revenue is recognized on a straight-line basis over the term of the subscription agreement.

Royalty payments from third-party use of our proprietary symbols: These royalty payments relate to the licensing of our proprietary symbols to third parties for use in third-party products. These revenues are based on negotiated contract terms with third parties that require royalty payments based on actual third-party usage. This royalty revenue is recognized based on the third-party usage under the contract terms.

Non-income related taxes collected from customers and remitted to government authorities are recorded on the consolidated balance sheets as accounts receivable and accrued expenses. The collection and payment of these amounts is reported on a net basis in the consolidated statements of income and does not impact reported revenues or expenses.

Trade Receivables and Related Allowances

Trade receivables are recorded at the estimated net realizable amounts from customers. A contractual allowance is recorded at the time the related sale is recognized for customers that have negotiated contractual reimbursement rates such as insurance companies. Adjustments for contractual allowances are recorded as a reduction of net sales in the consolidated statements of income. A significant portion of our receivables are due from federal and state government reimbursement programs, such as Medicare and various Medicaid state programs. An allowance for doubtful accounts is recorded based on historical experience, payor mix and the aging of our accounts receivable. Adjustments for the allowance for doubtful accounts are recorded as a component of operating expenses in the consolidated statements of income.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price paid over the fair value of the net assets of acquired businesses. Intangible assets acquired in business combinations are recorded based upon their fair value at the date of acquisition.

The Company performs at least an annual test for impairment of goodwill and intangibles with indefinite lives. The Company uses the end of its fiscal year for the annual test and has one reporting unit.

Goodwill is tested by comparing the carrying value of the reporting unit to its fair value. The Company estimates the fair value of the reporting unit utilizing income and market approaches. The income approach is based on projected future cash flow that is discounted to present value using factors that consider the timing and risk of the future cash flows. The income approach is based on a reporting units' projection of operating results and cash flows that is discounted using a weighted-average cost of capital. The market approach is based on the Guideline Publicly Traded Company Method, which examines transactions in the marketplace involving the sale of the stocks of similar publicly owned companies. In addition to the above described valuation techniques, the Company also considers the Company's aggregate fair value based upon the value of the Company's outstanding shares of common stock. There are inherent uncertainties, however, related to these factors and to our judgment in applying them to this analysis.

We have indefinite-lived intangible assets composed of certain symbols and trade names. We perform an impairment test of the carrying value of acquired symbols and trademarks annually at each fiscal year-end or when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company routinely monitors unit sales for our various product lines to assist management in determining when their respective indefinite-lived intangible assets should be evaluated for impairment. The Company estimates the fair value of the acquired symbols and trademarks with indefinite lives using a relief from royalty method (a discounted cash flow methodology). This approach applies a fair market royalty rate to a projected revenue stream, and discounting the cash flows to arrive at fair value. Given the uncertainties inherent in calculating discount rates, and selecting a fair value royalty rate, we applied sensitivities to these values as of July 1, 2011. We noted that a 1% change in royalty rate would yield a change of approximately $1.0 million in fair value of symbols. A 1% change in royalty rate for trade names impacted fair value by approximately $3.0 million. While a 1% change in discount rate for symbols impacts fair value by approximately $1.0 million. For trade names, a 1% change in discount rate impacts fair value by approximately $3.0 million.

We also have finite-lived intangible assets comprised of noncompete agreements, acquired software technology, patents, trade names and acquired backlog, which are typically amortized on a straight-line basis over their estimated useful lives. Noncompete agreements are amortized over 6 years, acquired software technology is amortized over 3 to 10 years, acquired patents are amortized over 10 years, internally developed patents are amortized when granted, trade names are amortized over 3 years and acquired backlog is amortized over a 6 month period. Amortization related to acquired software technology and trade names are included in cost of sales. Amortization related to noncompete agreements, patents and acquired backlog are included in operating expenses. These assets are tested for impairment whenever events or circumstances indicate that their carrying value may not be recoverable.

The test for recoverability of a definite long-lived asset group to be held, and used, is performed by comparing the carrying amount of the long-lived assets to the sum of the estimated future net undiscounted cash flows expected to be generated by the assets. In estimating the future undiscounted cash flows, the Company uses projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the assets. These assumptions include, among other estimates, the projection of sales and cost of sales and the period of future operation. Changes in any of these estimates could have a material effect on the estimated future undiscounted cash flows expected to be generated by the asset.

Derivative Financial Instruments

The accounting for derivative financial instruments can be complex and require significant judgments. Generally, the derivative financial instruments that we use are not complex and we do not engage in speculative transactions for trading purposes.

We use derivative financial instruments in the normal course of business to manage our exposure to rate changes in connection with our senior secured credit facility, including any borrowings under the revolving facility thereunder, which bear interest at floating rates based upon certain spreads plus either LIBOR or Prime Rate. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant.

We account for derivative instruments as either assets or liabilities in the consolidated balance sheet based on their fair values. Changes in the fair values are reported in earnings or other comprehensive income depending on the nature of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as cash flow hedges, the effective portion of changes in fair values is recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings. Changes in the fair value of the underlying hedged item of a fair value hedge are also recognized in earnings.

During fiscal 2009, we removed the cash flow hedge designation of our derivative instruments (which consist entirely of interest rate swaps). As a result, prospective changes in the fair value of the interest rate swaps are recognized directly in earnings and amounts residing in other comprehensive income related to the previously cash flow designated hedge are reclassified to earnings once the forecasted transaction affects earnings. The market prices or fair values used in determining the value of our interest rate swaps are management's best estimates utilizing information such as current interest rates, the notional value of the swap and counterparty credit risk. As a result, operating results are affected by changes in the fair value of these derivative financial instruments.

Tax Receivable Agreement

DynaVox Holdings intends to make an election under Section 754 of the Internal Revenue Code (the "Code") effective for each taxable year in which an exchange of Holdings Units into shares of Class A common stock occurs, which may result in an adjustment to the tax basis of the assets of DynaVox Holdings at the time of an exchange of Holdings Units. As a result of both the initial purchase of Holdings Units from the DynaVox

Holdings owners in connection with the IPO and these subsequent exchanges, DynaVox Inc. will become entitled to a proportionate share of the existing tax basis of the assets of DynaVox Holdings. In addition, the purchase of Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of DynaVox Holdings that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that DynaVox Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

DynaVox Inc. entered into a tax receivable agreement ("TRA") with the DynaVox Holdings owners that will provide for the payment by DynaVox Inc. to the DynaVox Holdings owners an amount equal to 85% of the amount of the benefits, if any, that DynaVox Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of DynaVox Holdings on the date of the IPO, (ii) these increases in tax basis and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of DynaVox Inc. and not of DynaVox Holdings. For purposes of the tax receivable agreement, the benefit deemed realized by DynaVox Inc. will be computed by comparing the actual income tax liability of DynaVox Inc. (calculated with certain assumptions) to the amount of such taxes that DynaVox Inc. would have been required to pay had there been no increase to the tax basis of the assets of DynaVox Holdings as a result of the purchase or exchanges, had there been no tax benefit from the tax basis in the intangible assets of DynaVox Holdings on the date of the IPO and had DynaVox Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless DynaVox Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or DynaVox Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if DynaVox Inc. had exercised its right to terminate the agreement.

Payments are anticipated to be made annually over 30 years, commencing from the date of each event that gives rise to the TRA benefits, beginning with the date of the closing of the IPO. The payments are made in accordance with the terms of the TRA. The timing of payments is subject to certain contingencies including DynaVox Inc. having sufficient taxable income to utilize all of the tax benefits defined in the TRA.

Equity-Based Compensation

We estimate the grant-date fair-value of stock options for our Class A common stock using the Black-Scholes pricing model. Significant assumptions we use in the model are: (i) an expected dividend yield of 0% based on our expectation of not paying dividends for the foreseeable future; (ii) for fiscal year 2011 the expected volatility was based on the historical volatility of the Company's Class A common stock, and for fiscal year 2010, the expected volatility was determined using a peer group of public companies within the educational services industry as it was not practicable for the Company to estimate its own volatility due to the lack of a liquid market and historical prices; (iii) a risk-free interest rate based on the U.S. Treasury yield curve in effect at the time of the grant; and (iv) a weighted average expected term using the "simplified method". The "simplified method" calculates the expected term as the average of the vesting term and original contractual term of the options.

Assumptions utilized in the Black-Scholes pricing model for stock option grants included the following:

	Fiscal Year 2010	Fiscal Year 2011
Dividend yield	0.0%	0.0%
Expected volatility	41.8%	47.4 – 84.0%
Risk-free interest rate	3.2%	2.0 – 3.0%
Expected term of options	6.5 years	6.4 years

Prior to our IPO we estimated the fair value of certain restricted unit purchases utilizing a Black-Scholes option pricing model for the purpose of determining equity-based compensation. Specifically, restricted units purchased by management and directors that were financed in part through the issuance of partial recourse notes to us were valued using the Black-Scholes option pricing model as these restricted units were similar to an option in that the holder is not fully exposed to the risks and rewards of the underlying unit based on the partial recourse nature of the note arrangement. There were significant judgments and estimates inherent in the determination of fair values. Equity-based compensation was determined by utilizing the Black-Scholes option pricing model with the grant date value per unit (as described below) as an input, as well as certain other assumptions such as dividend yield, expected volatility, risk-free interest rates, and expected terms of the awards. Assumptions utilized in the Black-Scholes option pricing model prior to our IPO included the following:

	Fiscal Year 2009	Fiscal Year 2010 (Predecessor Units)
Dividend yield	— %	— %
Expected volatility	39.5%	39.5%
Risk-free interest rates	3.51%	2.22% to 2.24%
Expected term of option	4 or 5 years	4 or 5 years

The expected volatility was determined using a peer group of public companies in the educational services industry as it was not practicable for us to estimate our own volatility due to the lack of a liquid market and historical prices prior to our IPO. The expected term of the units was determined in accordance with the existing equity agreements as the underlying units are assumed to be exercised upon the passage of time and the attainment of certain operating targets. The expected dividend yield was based on our expectation of not paying dividends on the restricted units for the foreseeable future. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of the grant with a term consistent with the expected term of the options.

Other restricted unit purchases were valued utilizing an intrinsic value method for the purpose of determining equity-based compensation. Specifically, restricted units purchased by management and directors that were purchased without financing through the issuance of partial recourse notes to us were valued using an intrinsic value method whereby equity-based compensation was determined by the difference between the grant date value per unit (as described below) and the purchase price per unit.

For the purpose of determining the grant date value per unit, we historically performed an annual valuation as of June 30 which essentially coincided with our fiscal year-end. We also performed a valuation as of December 17, 2009 to coincide with the unit purchases that occurred during our second quarter of fiscal year 2010. Except for the grants we made in the second quarter of 2010, the purchase price for equity units was typically determined using the valuation in place as of the prior fiscal year end. The grant date value per unit for purposes of determining equity-based compensation expense was typically determined retrospectively using the valuation in place as of the fiscal year end. The fair value of each unit was then determined utilizing the purchase price per unit and grant date value per unit as inputs to a Black-Scholes option pricing model. Notwithstanding the general practice outlined above, at each unit purchase date, we evaluated the current internal and external facts and circumstances to determine if an updated valuation was necessary to support the inputs to the Black-Scholes option pricing model.

The determination of the grant date value per unit was a two-step valuation process. The first step of the valuation process was to determine the freely traded equity value ("FTEV"). The FTEV is a measure of our total value available to the various classes of unit holders. The FTEV was determined by estimating the market value of our invested capital ("MVIC") and subtracting our net debt (debt outstanding less excess cash and marketable securities). To determine the MVIC, we utilized methods under the market and income approaches, based on our stage of development, operating history and forecasted future performance.

The market approach values a business by comparing it to other companies participating in the same or similar line of business as us whose values are known because they are publicly traded or recently acquired. We participate in the alternative and augmentative communication market which exhibits characteristics of several broader industry groups such as the education services industry and the medical supplies industry. Industry composite data was utilized and guideline public companies ("GPCs") were selected to calculate valuation multiples. Valuation multiples based on the selected industry and GPCs were calculated for both historical and forecasted EBITDA and then applied to the Company's historical and projected Adjusted EBITDA.

Under the income approach, a discounted cash flow analysis was based on our projected operating results and applying a weighted average cost of capital that incorporates the return requirements of a market participant and the risks inherent in the projections.

Significant inputs and calculations that we utilized to value the units as of June 30, 2008, June 30, 2009, and December 17, 2009 based on the valuation methods described above included the following:

Market Approach Adjusted EBITDA: Adjusted EBITDA was determined using an actual risk adjusted last twelve month Adjusted EBITDA for the actual market approach or a projected risk adjusted Adjusted EBITDA for the projected market approach.

Market Approach Implied EBITDA Multiples: Implied multiples were based on the GPCs EBITDA and were risk adjusted to consider our size relative to the GPCs. The GPCs were the same for all valuation periods with the exception of one GPC which was excluded from the June 30, 2009 and December 17, 2009 valuation because it had negative EBITDA for all periods.

As of June 30, 2008, the projected multiples ranged from 4.5 to 22.0 with a mean and median of 11.2 and 7.8, respectively. The last twelve month multiples ranged from 4.4 to 17.9 with a mean and median of 11.0 and 8.3, respectively. As of June 30, 2009, the projected multiples ranged from 5.8 to 10.3 with a mean and median of 7.2 and 6.5, respectively. The last twelve month multiples ranged from 4.5 to 10.1 with a mean and median of 7.2 and 7.0, respectively. As of December 17, 2009, the projected multiples ranged from 5.0 to 10.8 with a mean and median of 7.1 and 6.9 respectively. The last twelve month multiples ranged from 5.0 to 10.1 with a mean and median of 7.5 and 7.6, respectively.

For the June 30, 2008 and June 30, 2009 valuation, the multiples applied to our projected Adjusted EBITDA were lower than the median and mean multiples to reflect the risk associated with the projected growth rates in comparison to historical performance. The multiples applied to our actual Adjusted EBITDA were the median risk adjusted multiple exhibited by the GPCs and reflect the success of new product launches. For the December 17, 2009 valuation, the multiples applied to our projected Adjusted EBITDA were higher than the median and mean multiples based on our recent ability to sustain significant growth rates above the GPCs and previous valuations.

Income Approach Forecasted Cash Flows: Under the income approach, free cash flows were forecasted and were adjusted for the tax benefit provided by amortization resulting from a basis step up of a previous transaction. The capitalized value at the end of the forecasted period was developed using projected after-tax operating income times a perpetuity growth rate less incremental working capital changes divided by the weighted average cost of capital less the perpetuity growth rate. The perpetuity growth rate assumption is based upon such considerations as future expected levels of inflation, industry growth expectations, general economic growth and management's projections. Forecasted periods of free cash flows utilized in the valuations were 5 years, 5 years, and 3.5 years for the valuations performed as of June 30, 2008, June 30, 2009 and December 17, 2010, respectively. Perpetuity growth rates utilized in the valuations were 5%, 4% and 5% for the valuations performed as of June 30, 2008, June 30, 2009 and December 17, 2010, respectively. The decrease in the perpetuity growth rate from June 30, 2008 to June 30, 2009 is the result of the decline in general economic conditions. The increase in the perpetuity growth rate for the December 17, 2009 valuation reflects the improved outlook for growth expectations and general economic conditions in comparison to the June 30, 2009 valuation.

Weighting the Market and Income Approaches: The market and income approaches discussed above were weighted to arrive at a selected MVIC. The results of both the market and income approaches for our valuations as of June 30, 2008, June 30, 2009 and December 17, 2009 yielded results that were relatively similar and we have consistently selected a MVIC near the average provided by these approaches. Once the MVIC was determined, we subtracted our net debt to determine the FTEV.

The second step in the valuation process was to allocate the FTEV to the various classes of our units using a probability expected return method. Unit classes had unique features that distinguished the economic rights of a holder and include distribution rights that specified how asset distributions were to be allocated to the holders and vesting rights that were service-based, performance-based or automatically vested upon a change of control.

Under the probability expected return method, 36 different exit scenarios were developed for the next four years that utilized a combination of nine different Adjusted EBITDA multiples and four different exit year timing assumptions.

The Adjusted EBITDA multiples for these periods are shown below:

	Range	Weighted
June 30, 2008	2.0 to 11.0	6.5
June 30, 2009	1.0 to 10.0	5.5
December 17, 2009	3.0 to 12.0	7.5

The Adjusted EBITDA multiples declined between June 30, 2008 and June 30, 2009 reflecting the decline in the markets. The Adjusted EBITDA multiples increased between June 30, 2009 and December 17, 2009 as our performance continued to improve and the process for an initial public offering moved forward and to a lesser extent the improvement in the markets.

The MVICs developed under each scenario were then reduced by net debt to arrive at the amount available to the equity holders. The anticipated aggregate proceeds available to the equity holders were then allocated to the various classes of units based on the terms and conditions associated with each class of unit. Such proceeds were then discounted to the valuation date at an appropriate cost of equity for each class of unit and discounted to adjust for the marketability of the units.

Discount rates were determined using the weighted average cost of capital and were used in determining the proceeds available to each class of unit from the scenario exit dates to the valuation date. Discount rates applied to the June 30, 2008, June 30, 2009 and December 17, 2009 valuation were 24% for Class A units and 43% for all other unit classes, 20% for Class A units and 35% for all other unit classes and 15.5% for Class A units and 16% for all other unit classes, respectively. The discount rates declined for the December 17, 2009 and June 30, 2009 valuations compared to the June 30, 2008 valuation because of our improved historical and projected performance, the lower projected risk premium, increases in projected future earnings, and the higher exit multiple utilized to estimate the capital structure all which lead to quicker deleveraging which reduces the risk associated with the units.

As of the aforementioned valuation dates, we were a private company with no ready market for our units and the units were subject to transfer restrictions. Therefore, it was appropriate to apply discounts to reflect this lack of marketability. The level of discounts were impacted by numerous factors, including historical and forecasted profitability, growth expectations, restrictions on the transferability of the shares and the estimated term before those restrictions would lapse, the estimated holding period of the stock, which was impacted by the time period(s) from the measurement date to when an initial public offering might take place, and overall market volatility and the volatility of the GPCs. The marketability discount applied during each valuation period is set forth below:

	Marketability Discount
June 30, 2008	15%
June 30, 2009	20%
December 17, 2009	15%

The increase in the marketability discount from the June 30, 2008 valuation to the June 30, 2009 valuation reflects the increased market volatility over this time period. The decrease in the marketability discount from the June 30, 2009 valuation to the December 17, 2009 valuation reflects the anticipated marketability that would result from a public market for the units and our process to prepare for an initial public offering. The determination of a marketability discount is further supported using the Black-Scholes formula to calculate the value of a put option and solve for the discount rate. We utilized the unit price as the current price and exercise price, we utilized a volatility estimate derived from the GPCs, and we utilized a term that represents an average estimated holding period for the securities. We then evaluated the results and applied judgment as necessary to adjust the implied discount rate. At December 17, 2009, the Black-Scholes model implied a discount rate of 21% utilizing the assumptions discussed above and an estimated term of 1.5 years based on the expected timing of the offering and the holding restriction period. We then reduced this marketability discount to 15% in consideration of our progress in the process to prepare for an initial public offering.

The following table sets forth the grant date value per unit as determined based on the valuation methods discussed above for each valuation period:

Common Unit Class	June 30, 2008	June 30, 2009	December 17, 2009
Class A	$28.11	$37.34	$71.71
Class B	7.07	16.95	45.61
Class C	4.94	14.65	40.12
Class D	3.57	13.77	40.20
Class E	11.99	15.07	39.68
Class W	7.79	13.14	35.38
Class X	4.35	12.64	34.64
Class Y	1.85	11.71	34.24
Class Z	0.55	10.54	34.12

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Off Balance Sheet Arrangements

We are not a party to any off balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of July 1, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by Period				
	Total	1 year or less	2-3 years	4-5 years	More than 5 years
	(Amounts in thousands)				
Tax receivable agreement(1)	$39,790	$ 250	$ 3,871	$4,686	$30,983
Long-term debt (including current portion)	36,200	—	36,200	—	—
Interest payments on debt facilities(2)	4,000	1,564	2,436	—	—
Contingent consideration	2,651	1,665	986	—	—
Operating lease obligations	1,698	1,150	282	90	176
	$84,339	$4,629	$43,775	$4,776	$31,159

(1) We used a portion of the proceeds from our IPO to purchase Holdings Units from our previous owners, including members of our senior management. In addition, the holders of Holdings Units may (subject to the terms of the exchange agreement) exchange their Holdings Units for shares of Class A common stock of DynaVox Inc. on a one-for-one basis. As a result of both the purchase of Holdings Units and subsequent exchanges, DynaVox Inc. will become entitled to a proportionate share of the existing tax basis of the assets of DynaVox Systems Holdings LLC. In addition, the purchase of Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of DynaVox Systems Holdings LLC that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that DynaVox Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. We have entered into a tax receivable agreement with our previous owners that will provide for the payment by DynaVox Inc. to our previous owners of 85% of the amount of the benefits, if any, that DynaVox Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of DynaVox Systems Holdings LLC on the date of the IPO, (ii) an increase in the tax basis of the assets of DynaVox Holdings that otherwise would not have been available, and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of DynaVox Inc. and not of DynaVox Systems Holdings LLC. Assuming no material changes in the relevant tax law, and that we earn sufficient taxable income to realize all tax benefits that are subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement related to the IPO transactions to aggregate approximately $39.8 million and to range over the next 14 years from approximately $0.2 million to $4.7 million per year and decline thereafter. The payments reflected in the different periods in the table above are our estimates of when such payments may occur.

(2) The interest payments in the above table are determined assuming that principal payments on the debt are made on their scheduled dates and on the applicable maturity dates. The variable interest rates on the credit facility and the revolving credit facility is assumed at the current interest rate on July 1, 2011 of 4.2%.

Related Party Transactions

For a description of our related party transactions, see "Item 13. Certain Relationships and Related Transactions, and Director Independence."

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk Management

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect our financial results. Approximately 5% and 9% of our net sales for our fiscal years 2011 and 2010, respectively, was derived from currencies other than the U.S. dollar, mainly the Canadian Dollar, British Pound and the Euro. A 1.0% fluctuation in the exchange rate between the U.S. dollar and the Canadian Dollar, British Pound and Euro for the fiscal year ended July 1, 2011, would have resulted in a $0.05 million change in the net sales recorded on our statement of income.

Interest Rate Risk

We are exposed to interest rate risk in connection with our senior secured credit facility, including any borrowings under the revolving facility thereunder, which bear interest at floating rates based upon certain spreads plus either LIBOR or Prime Rate. As of July 1, 2011, there was $36.2 million outstanding under the senior secured credit facility.

For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. At July 1, 2011, the interest rate on our variable-rate borrowings was 4.2%. Based upon the outstanding borrowings and interest rate as of July 1, 2011, a 50 basis point increase in the interest rate would result in an increase in annual interest expense of $0.1 million.

The Company uses interest rate swaps to hedge exposure to interest rate risk on its variable-rate debt. The Company does not enter into derivative instruments for speculative purposes. The Company enters into derivatives with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. The Company has not experienced any credit losses on derivatives for the periods presented in this report.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements specified by this Item, together with the report thereon of Deloitte & Touche LLP, are presented beginning on page F-1 of this annual report on Form 10-K:

Financial Statements:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Members' and Stockholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Quarterly Results and Seasonality.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of July 1, 2011. The term "disclosure controls and procedures," as defined in Rules 13a – 15(e) and 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act, is recorded, processed , summarized, and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of July 1, 2011, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management of DynaVox Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* ("COSO"). Based on our evaluation under the COSO framework, Management has concluded that, as of July 1, 2011, the Company's internal control over financial reporting was effective.

Our internal control system is designated to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Changes in Internal Control over Financial Reporting

Management has not identified any changes in the Company's internal control over financial reporting that occurred during the fiscal quarter ended July 1, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

Part III

The information required by Part III is incorporated by reference to the information to be set forth in our definitive Proxy Statement for the 2011 Annual Meeting of Shareholders (the "Proxy Statement"). The Proxy Statement is to be filed with the SEC pursuant to Regulation 14A of the Exchange Act, no later than 120 days after the end of the fiscal year covered by this report.

Item 10. Directors, Executive Officers and Corporate Governance

The information regarding our directors and executive officers set forth under the captions "Proposal No. 1—Election of Directors" and "The Board of Directors and Certain Governance Matters—Executive Officers of the Company" in the Proxy Statement is incorporated herein by reference.

The information regarding compliance with Section 16(a) of the Exchange Act set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

The information regarding our Code of Ethics, our audit committee and our audit committee financial expert under the captions "The Board of Directors and Certain Governance Matters—Code of Ethics," "The Board of Directors and Certain Governance Matters—Board Committees and Meetings" and "The Board of Directors and Certain Governance Matters—Committee Membership—Audit Committee" in the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information contained in the sections captioned "Executive Compensation" and "Director Compensation" of the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in the section captioned "Ownership of Securities" of the Proxy Statement is incorporated herein by reference.

See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matter and Issuer Purchases of Equity Securities—Securities Authorized for Issuance Under Equity Compensation Plans."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained in the sections captioned "Certain Relationships and Related Person Transactions" and "The Board of Directors and Certain Governance Matters—Director Independence and Independence Determinations" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information regarding our independent registered public accounting firm fees and services in the section captioned "Proposal No. 2—Ratification of Independent Registered Public Accounting Firm—Audit and Non-Audit Fees" of the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements

See Item 8 of Part II of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

The following consolidated financial statement schedules of DynaVox Inc. are set forth immediately following the signature page of this report.

Schedule I—Condensed Financial Information of Registrant

Schedule II—Valuation and Qualifying Accounts for the years ended July 3, 2009, July 2, 2010 and July 1, 2011.

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(a)(3) Exhibits

See Exhibit Index.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNAVOX INC.

By: /s/ EDWARD L. DONNELLY
Edward L. Donnelly
Chief Executive Officer

Date: September 27, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Date	Title
/s/ EDWARD L. DONNELLY Edward L. Donnelly	September 27, 2011	Chief Executive Officer; Director (Principal Executive Officer)
/s/ KENNETH D. MISCH Kenneth D. Misch	September 27, 2011	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ ROGER C. HOLSTEIN Roger C. Holstein	September 27, 2011	Director
/s/ JOANN A. REED JoAnn A. Reed	September 27, 2011	Director
/s/ ERIN L. RUSSELL Erin L. Russell	September 27, 2011	Director
/s/ WILLIAM E. MAYER William E. Mayer	September 27, 2011	Director
/s/ AUGUSTINE NIETO II Augustine Nieto II	September 27, 2011	Director
/s/ JAMES W. LIKEN James W. Liken	September 27, 2011	Director
/s/ MICHAEL J. HERLING Michael J. Herling	September 27, 2011	Director
/s/ MICHAEL N. HAMMES Michael N. Hammes	September 27, 2011	Director
/s/ MICHAEL J. REGAN Michael J. Regan	September 27, 2011	Director

DYNAVOX INC. (Parent Company)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEETS

(Dollars in thousands, except share and per share amounts)

	Successor	
	As of July 1, 2011	As of July 2, 2010
ASSETS		
CURRENT ASSETS:		
Cash	$ 75	$ 268
Total current assets	75	268
DEFERRED TAXES	42,098	42,626
EQUITY INVESTMENT IN SUBSIDIARY	142,571	141,130
TOTAL ASSETS	$184,744	$184,024
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Advances from subsidiary	$ 19,039	$ 18,522
Other liabilities	33	—
Payable to related parties pursuant to tax receivable agreement	250	—
Total current liabilities	19,322	18,522
PAYABLE TO RELATED PARTIES PURSUANT TO TAX RECEIVABLE AGREEMENT	39,540	40,870
Total liabilities	58,862	59,392
STOCKHOLDERS' EQUITY:		
Class A common stock, par value $0.01 per share, 1,000,000,000 shares authorized 9,391,680 and 9,383,335 shares issued and outstanding at July 1, 2011, respectively; 9,383,335 issued and outstanding at July 2, 2010	94	94
Class B common stock, par value $0.01 per share, 1,000,000 shares authorized, 100 shares issued and outstanding at July 1, 2011 and July 2, 2010	—	—
Preferred stock, par value $0.01 per share, 100,000,000 shares authorized; none issued or outstanding at July 1, 2011 and July 2, 2010	—	—
Additional paid-in capital	124,054	124,033
Retained earnings	1,734	505
Total stockholders' equity	125,882	124,632
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$184,744	$184,024

See notes to condensed financial statements.

DYNAVOX INC. (Parent Company)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands, except per share amounts)

	Successor		Predecessor
	Year Ended July 1, 2011	Period from April 28, 2010 to July 2, 2010	Period from December 16, 2009 to April 27, 2010
Net sales	$ —	$ —	$—
Cost of sales	—	—	—
Gross profit	—	—	—
Total operating expenses	244	—	—
Other income	(636)	—	—
Income before income taxes and equity earnings	392	—	—
Income taxes	604	—	—
Equity investment undistributed subsidiary earnings	1,441	505	—
Net income	$ 1,229	$ 505	$—
Weighted-average shares of Class A common stock outstanding:			
Basic	9,375,824	9,375,000	
Diluted	9,375,898	9,687,366	
Net income available to Class A common stock per share:			
Basic	$ 0.13	$ 0.05	
Diluted	$ 0.13	$ 0.05	

See notes to condensed financial statements.

DYNAVOX INC. (Parent Company)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Successor		Predecessor
	Year Ended July 1, 2011	Period from April 28, 2010 to July 2, 2010	Period from December 16, 2009 to April 27, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,229	$ 505	$—
Equity investment undistributed subsidiary earnings	(1,441)	(505)	—
Deferred taxes	604	—	—
Changes in operating assets and liabilities:			
Other-net	33	—	—
Tax receivable agreement	(635)	—	—
Net cash used in operating activities	(210)	—	—
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in subsidiary	—	(53,402)	—
Cash used in investing activities	—	(53,402)	—
CASH FLOWS FROM FINANCING ACTIVITIES:			
Sale of Class A common shares (IPO)	—	53,402	—
Advances from subsidiary	17	268	—
Cash provided by financing activities	17	53,670	—
NET (DECREASE) INCREASE IN CASH	(193)	268	—
CASH:			
Beginning of period	268	—	—
End of period	$ 75	$ 268	$—
Non-Cash Operating Activities			
Tax receivable obligation paid directly by subsidiary	$ (500)	$ —	$—
Non-Cash Investing Activities			
Investment in subsidiary	$ —	$(87,223)	$—
Non-Cash Financing Activities			
Proceeds from sale of Class A common shares (IPO) received directly by subsidiary	$ —	$ 87,223	$—
Advances from subsidiary	$ 500	$ 18,254	$—
Initial public offering costs paid directly by subsidiary	$ —	$(18,254)	$—

See notes to condensed financial statements.

DYNAVOX INC. (Parent Company)

SCHEDULE I—CONDENSED FINANCIAL INFORMATION OF REGISTRANT

NOTES TO CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except share and unit amounts)

1. ORGANIZATION

DynaVox Inc. (the "Corporation" or "Successor") was formed as a Delaware corporation on December 16, 2009 for the purpose of facilitating an initial public offering ("IPO") of common equity and to become the sole managing member of DynaVox Systems Holdings LLC and subsidiaries ("DynaVox Holdings"). As the sole managing member of DynaVox Holdings, the Corporation operates and controls all of the business and affairs of DynaVox Holdings and, through DynaVox Holdings and its subsidiaries, a conducts our business. The Corporation consolidates the financial results of DynaVox Holdings and its subsidiaries, and records a non-controlling interest for the economic interest in DynaVox Holdings held by the non-controlling unit holders.

The Corporation and subsidiaries design, manufacture, and distribute electronic and symbol-based augmentative communication equipment, software, and services in the United States and internationally. Products include assistive technology speech devices, proprietary symbols, books, and software programs to aid in the communication skills of individuals affected by speech disabilities as a result of traumatic, degenerative, or congenital conditions.

The Corporation was a wholly-owned subsidiary of DynaVox Systems Holdings LLC ("DynaVox Holdings" or the "Predecessor") prior to the consummation of the recapitalization described below. Subsequent to the recapitalization, DynaVox Holdings is a minority-owned, controlled and consolidated subsidiary of the Corporation.

Collectively, the Corporation and DynaVox Holdings are referred to hereinafter as "the Company".

Certain agreements and transactions associated with the IPO ("Recapitalization and Offering Transactions") are set forth below:

Recapitalization Transactions

After the effective date of the registration statement but prior to the completion of the IPO, the limited liability company agreement of DynaVox Holdings was amended and restated to, among other things, modify its capital structure by replacing the different classes of interests previously held by the DynaVox Holdings owners with a single new class of units of the Corporation that we refer to as "Holdings Units." Immediately following this recapitalization but prior to the IPO described below, there were 25,610,294 Holdings Units held by parties other than the Corporation.

As part of the Recapitalization and Offering Transactions each Holdings Units unit holder received one share of the Corporation's Class B common stock. The holder of a share of Class B common stock receives no economic rights but entitles the holder, without regard to the number of shares of Class B common stock held by such holder, to one vote on matters presented to stockholders of the Corporation for each Holdings Units unit held by such holder. Accordingly, the unitholders of DynaVox Holdings collectively have a number of votes in the Corporation that is equal to the aggregate number of Holdings Units that they hold. The Corporation and the DynaVox Holdings owners also entered into an exchange agreement under which (subject to the terms of the exchange agreement) the Holdings Units unit holders have the right to exchange their Holdings Units for shares of the Corporation's Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As of July 1, 2011 there were 20,416,193 Holdings Units held by parties other than the Corporation which upon exercise of the right to exchange would exchange for 20,416,193 shares of Class A common stock of the Corporation.

Initial Public Offering

On April 21, 2010, a registration statement filed with the U.S. Securities and Exchange Commission relating to shares of Class A common stock of the Corporation to be offered and sold in an initial public offering was declared effective. On April 21, 2010, the Corporation completed an initial public offering of 9,375,000 shares of Class A common stock at a public offering price of $15.00 per share ("IPO"). The IPO subsequently closed on April 27, 2010. Pursuant to the IPO, the Corporation offered and sold 9,375,000 shares of Class A common stock and acquired an equivalent number of Holdings Units of DynaVox Holdings. On April 22, 2010, the Corporation's common stock began trading on the NASDAQ under the symbol "DVOX". Prior to the IPO, the Corporation had not engaged in any business or other activities except in connection with its formation and the IPO.

Upon completion of the offering, the Corporation received proceeds of approximately $140,625. The Corporation used $63,245 of these proceeds to purchase 4,216,354 newly-issued Holdings Units from DynaVox Holdings. In addition, the Corporation used $77,380 of the IPO proceeds to purchase 5,158,646 Holdings Units from DynaVox Holdings owners, including members of DynaVox Holdings senior management. The Corporation caused DynaVox Holdings to use approximately $60,804 of the $63,245 of proceeds from the sale of such newly-issued Holdings Units to repay outstanding indebtedness of $42,550 and to pay the expenses of the IPO of $18,254, which included aggregate underwriting discounts of $9,844.

Subsequent to the IPO and the Recapitalization and Offering Transactions described above, the Corporation consolidated the financial results of DynaVox Holdings and its subsidiaries and reflected the ownership interest of the other members of DynaVox Holdings as a non-controlling interest in the Corporation's consolidated financial statements beginning April 28, 2010. There was no change in basis as a result of the IPO or the Recapitalization and Offering Transactions.

Tax Receivable Agreement

DynaVox Holdings intends to make an election under Section 754 of the Internal Revenue Code (the "Code") effective for each taxable year in which an exchange of Holdings Units into shares of Class A common stock occurs, which may result in an adjustment to the tax basis of the assets of DynaVox Holdings at the time of an exchange of Holdings Units. As a result of both the initial purchase of Holdings Units from the DynaVox Holdings owners in connection with the IPO and these subsequent exchanges, DynaVox Inc. will become entitled to a proportionate share of the existing tax basis of the assets of DynaVox Holdings. In addition, the purchase of Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of DynaVox Holdings that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that DynaVox Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

The Corporation entered into a tax receivable agreement ("TRA") with the DynaVox Holdings owners that will provide for the payment by DynaVox Inc. to the DynaVox Holdings owners an amount equal to 85% of the amount of the benefits, if any, that DynaVox Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of DynaVox Holdings on the date of the IPO, (ii) these increases in tax basis and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of DynaVox Inc. and not of DynaVox Holdings. For purposes of the tax receivable agreement, the benefit deemed realized by DynaVox Inc. will be computed by comparing the actual income tax liability of DynaVox Inc. (calculated with certain assumptions) to the amount of such taxes that DynaVox Inc. would have been required to pay had there been no increase to the tax basis of the assets of DynaVox Holdings as a result of the purchase or exchanges, had there been no tax benefit from the tax basis in the intangible assets of DynaVox Holdings on the date of the IPO and had DynaVox Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless DynaVox Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or DynaVox Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if DynaVox Inc. had exercised its right to terminate the agreement.

At July 1, 2011, the Company recorded a liability of $39,790, representing the payments due to DynaVox Holdings owners under the TRA.

During the fiscal year ending June 29, 2012, the Company expects to pay $250 of the total amount. Payments are anticipated to be made annually over 30 years, commencing from the date of each event that gives rise to the TRA benefits, beginning with the date of the closing of the IPO. The payments are made in accordance with the terms of the TRA. The timing of payments is subject to certain contingencies including DynaVox Inc. having sufficient taxable income to utilize all of the tax benefits defined in the TRA.

To determine the current amount of the payments due to DynaVox Holdings owners under the tax receivable agreement, the Company estimated the amount of taxable income that DynaVox Inc. has generated over the previous fiscal year. Next, the Company estimated the amount of the specified TRA deductions at year end. This was used as a basis for determining the amount of tax reduction that generates a TRA obligation. In turn, this was used to calculate the estimated payments due under the TRA that the Company expects to pay in the next fiscal year. These calculations are performed pursuant to the terms of the TRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—Pursuant to rules and regulations of the Securities and Exchange Commission ("SEC"), the unconsolidated condensed financial statements of DynaVox Inc. do not reflect all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Therefore, these financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Item 8 Financial Statements and Supplementary Data.

Income Taxes—As a result of the Corporation's acquisition of Holdings Units from DynaVox Holdings, the Corporation expects to benefit from amortization and other tax deductions reflecting the step up in tax basis in the acquired assets. Those deductions will be allocated to the Corporation and will be taken into account in reporting the Corporation's taxable income. As a result of a federal income tax election made by DynaVox Holdings, applicable to a portion of the Corporation's acquisition of Holdings Units, the income tax basis of the assets of DynaVox Holdings, underlying a portion of the units the Corporation has acquired, have been adjusted based upon the amount that the Corporation has paid for that portion of its DynaVox Holdings' Holdings Units. The Corporation has entered into an agreement with the selling unitholders of DynaVox Holdings that will provide for the additional payment by the Corporation to the selling unitholders of DynaVox Holdings equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the Corporation realizes (i) from the tax basis in its proportionate share of DynaVox Holdings' goodwill and other intangible assets that the Corporation receives as a result of the exchanges and (ii) from the federal income tax election referred to above. As a result of these transactions, the Corporation's tax basis in its share of DynaVox Holdings' assets will be higher than the book basis of these same assets.

Deferred taxes are provided using a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences represent the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effect of change in tax laws and rates on the date of enactment. See additional information in Note 3.

The Company recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes on the consolidated statements of income.

Expense Allocation—The Corporation allocates certain expenses incurred to its operating subsidiary Holdings, as such expenses relate to costs of operating DynaVox Holdings.

3. INCOME TAXES

Components of the provision for income taxes consist of the following:

	Successor		Predecessor
	Fiscal Year Ended July 1, 2011	Period from April 28, 2010 to July 2, 2010	Period from December 19, 2009 to April 27, 2010
Deferred expense			
Federal	$133	$—	$—
State and local	471	—	—
Total deferred expense	604	—	—
Provision for income tax expense	$604	$—	$—

A reconciliation of the U.S. statutory income tax rate to the Corporation's effective tax rate is as follows:

	Successor		Predecessor
	Fiscal Year Ended July 1, 2011	Period from April 28, 2010 to July 2, 2010	Period from December 19, 2009 to April 27, 2010
U.S. statutory tax rate	34.00%	0.00%	0.00%
State and local taxes	2.60%	0.00%	0.00%
Deferred rate change	117.73%	0.00%	0.00%
Effective tax rate	154.33%	0.00%	0.00%

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years. Details of the Company's deferred tax assets and liabilities for the fiscal years ended July 1, 2011 and July 2, 2010 are summarized as follows:

	Successor	
	2011	2010
Long-term deferred tax assets		
Goodwill and other intangibles	$38,916	$41,193
Net operating losses	4,283	1,433
Total long-term deferred tax assets	$43,199	$42,626
Long-term deferred tax liabilities		
Other	(1,101)	—
Total long-term deferred tax liabilities	$(1,101)	$ —
Total net long-term deferred tax assets	$42,098	$42,626

4. STOCKHOLDERS' EQUITY

Refer to the description of the Recapitalization Transaction and IPO as described in Note 1 for further information regarding the current capital structure of the Corporation.

At December 16, 2009, the Corporation was authorized to issue 1,000 shares of Class A common stock, par value $0.01 per share ("Class A common stock"), and 1,000 shares of Class B common stock, par value $0.01 per share ("Class B common stock"). Under the Corporation's certificate of incorporation as in effect as of December 16, 2009, all shares of Class A common stock and Class B common stock were identical. The Corporation had issued 100 shares of Class B common stock in exchange for $1.00, all of which were held by Holdings at December 16, 2009.

In connection with the IPO on April 21, 2010, the Corporation's capital stock was legally amended to consist of 1,000,000,000 shares of Class A common stock, par value $.01 per share, 1,000,000 shares of Class B common stock, par value $.01 per share, and 100,000,000 shares of preferred stock, par value $.01 per share. The Company's authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $.01 per share, 1,000,000 shares of Class B common stock, par value $.01 per share, and 100,000,000 shares of preferred stock, par value $.01 per share. The terms of the Class B common stock were also legally amended so that such shares no longer entitle their holders to any right to receive dividends or to receive a distribution upon a liquidation or winding up of the Corporation. Following the amendment to our capital stock on April 21, 2010, holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to the stockholders of the Corporation for their vote or approval, except as otherwise required by applicable law, with holders of Class A common stock entitled to one vote for each share held of record and each holder of Class B common stock entitled, without regard to the number of shares of Class B common stock held by such holder, to one vote for each unit of DynaVox Holdings held by such holder that is exchangeable for a share of Class A common stock pursuant to the exchange agreement described in Note 1 above.

As of July 1, 2011, there were 9,391,680 shares of the Corporation's Class A common stock issued including 16,680 shares of restricted stock granted to certain directors of the Company and 9,383,335 shares outstanding, including 8,335 shares of restricted stock granted to certain directors of the Corporation, and 100 shares of Class B common stock issued with 53 shares of the Class B common stock held by the members of Dynavox Holdings and 47 shares by Dynavox Holdings. No preferred stock has been issued.

5. EQUITY-BASED COMPENSATION

The 2010 Long-Term Incentive Plan (the "2010 Plan") was effective on April 21, 2010. The 2010 Plan authorized 3,550,000 DynaVox Inc. Class A common shares for issuance in the form of stock options, stock appreciation rights, restricted stock units and awards and performance units or awards. Stock options and restricted stock awards are approved by the Compensation Committee of the board of directors and granted to employees and certain directors of the Corporation. Stock options primarily vest over four to five years and restricted stock vests over one to two years, with both expiring 10 years from the date of grant.

The measurement of the cost of employee or director services received in exchange for an award of equity instruments is based on the grant date fair value of the award and such cost is recognized over the period during which an employee or director is required to provide services in exchange for the award.

For fiscal year ended 2011 and the period April 28, 2010 to July 2, 2010, the Corporation recorded stock compensation expense related to stock option awards of $1,968 and $408, respectively. For fiscal year ended 2011 and the period April 28, 2010 to July 2, 2010, the Corporation recorded stock compensation expense related to restricted stock awards of $79 and $6, respectively. These expenses have been allocated from the parent company to Holdings.

A summary of the Corporation's stock option activity under the 2010 Plan for fiscal years ended 2011 and 2010 is as follows:

	Options	Range of Exercise Prices	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in years)	(in thousands)
Outstanding—December 16, 2009	—	$ —	$ —		
Granted	1,370,500	15.00	15.00		
Exercised	—	—	—		
Forfeited	—	—	—		
Outstanding—April 27, 2010	1,370,500	15.00	15.00	10.0	$—
Granted	—	—			
Exercised	—	—			
Forfeited	—	—			
Outstanding—July 2, 2010	1,370,500	$ 15.00	$15.00	9.8	$365
Granted	42,500	4.10-9.45	6.50		
Exercised	—	—			
Forfeited	(29,000)	9.45-15.00			
Outstanding—July 1, 2011	1,384,000	$4.10-15.00	$14.75	8.8	$ 75
Exercisable—July 1, 2011	279,075	$ 15.00	$15.00	8.8	$—

The weighted-average grant date fair value of the stock options granted during fiscal years 2011 and 2010 under the 2010 Plan was $3.84 and $6.99 per share, respectively.

The fair value of the stock options issued under the 2010 Plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended	
Black-Scholes Option Valuation Assumptions:	July 1, 2011	July 2, 2010
Dividend yield(1)	0%	0%
Expected volatility(2)	47.4-84.0%	41.8%
Risk-free interest rates(3)	2.0-3.0%	3.2%
Expected term of options(4)	6.4	6.5

(1) The expected dividend yield was based on our expectation of not paying dividends on the restricted units for the foreseeable future.
(2) For fiscal year 2011 the expected volatility was based on the historical volatility of the Corporation's Class A common stock. During fiscal year 2010, the expected volatility was determined using a peer group of public companies within the educational services industry as it was not practicable for the Corporation to estimate its own volatility due to the lack of a liquid market and historical prices.
(3) Based on the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected life of our stock options.
(4) Represents the period of time options are expected to be outstanding. The weighted average expected term was determined using the "simplified method" for plain vanilla options as the Corporation lacks sufficient historical experience. The "simplified method" calculates the expected term as the average of the vesting term and original contractual term of the options.

As of July 1, 2011, there was $7,176 of unrecognized compensation expense related to nonvested stock option awards that is expected to be recognized over a weighted average period of 3.6 years.

A summary of the Company's restricted share activity under the 2010 Plan for fiscal years 2011 and 2010 are as follows:

	Restricted Shares	Weighted Average Fair Value	Weighted-Average Remaining Contractual Life	Aggregate Fair Value
				(in thousands)
Nonvested outstanding—December 16, 2009	—	$ —		$—
Granted	8,335	15.00		$125
Vested	—	—		
Forfeited	—	—		
Nonvested Outstanding—April 27, 2010	8,335	$15.00	2.0	$119
Granted	—	—		
Vested	—	—		
Forfeited	—	—		
Nonvested Outstanding—July 2, 2010	8,335	$15.00	1.8	$127
Granted	8,345	$ 8.99		$ 75
Vested	(4,168)	$15.00		$ 22
Forfeited	—	—		
Nonvested Outstanding—July 1, 2011	12,512	$10.99	0.8	$ 95

The grant date fair value of restricted stock awards is based on the closing market price of the Corporation's common stock on the date of grant.

As of July 1, 2011, there was $115 of unrecognized compensation expense related to nonvested restricted share awards that is expected to be recognized over a weighted average period of 0.8 years.

6. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per common share:

	Successor	
	Year Ended July1, 2011	Period from April 28, 2010 to July 2, 2010
Numerator:		
Numerator for basic and diluted net income per Class A common share- net income attributable to DynaVox Inc.	$ 1,229	$ 505
Denominator:		
Denominator for basic net income per Class A common share-weighted average shares	9,375,824	9,375,000
Effect of dilutive securities:		
Options and restricted stock	74	312,366
Denominator for diluted net income per common share-adjusted weighted average shares	9,375,898	9,687,366
Basic net income attributable to DynaVox Inc. per common share	$ 0.13	$ 0.05
Diluted net income attributable to DynaVox Inc. per common share	$ 0.13	$ 0.05

Equity awards to purchase approximately 1,369,071 and 1,370,500 weighted average shares of common stock during fiscal 2011 and the period from April 28, 2010 to July 2, 2010, respectively, were outstanding, but were not included in the computation of weighted average diluted common share amounts as the effect of doing so would have been anti-dilutive.

Additionally, for fiscal 2011 and the period from April 28, 2010 to July 2, 2010, approximately 1,066 and 8,335 weighted average shares, respectively, of service-based restricted stock awards were not included in the computation of weighted average diluted common share amounts as the effect of doing so would have been anti-dilutive.

The shares of Class B common stock do not share in the earnings of DynaVox Inc. and are therefore not participating securities. Accordingly, basic and diluted net income per share of Class B common stock has not been presented.

Schedule II—Valuation and Qualifying Accounts for the years ended July 3, 2009, July 2, 2010, and July 1, 2011.

	Balance at Beginning of Period	Charged to Cost and Expense	Acquired	Deductions	Balance at End of Period
		(Amounts in Thousands)			
YEAR ENDED JULY 3, 2009:					
Allowance for doubtful trade accounts	$ 519	$ 840	$—	$ (760)	$ 599
YEAR ENDED JULY 2, 2010:					
Allowance for doubtful trade accounts	$ 599	$1,143	$354	$ (703)	$1,393
YEAR ENDED JULY 1, 2011:					
Allowance for doubtful trade accounts	$1,393	$1,869	$—	$(1,034)	$2,228

[THIS PAGE INTENTIONALLY LEFT BLANK]

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DYNAVOX INC. AND SUBSIDIARIES

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
DynaVox Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated balance sheets of DynaVox Inc. and subsidiaries (the "Successor") as of July 1, 2011 and July 2, 2010, and the related consolidated statements of income, members' and stockholders' equity, and cash flows for the fiscal year ended July 1, 2011 and the period from April 28, 2010 through July 2, 2010. We have also audited the accompanying consolidated statements of income, members' and stockholders' equity, and cash flows of DynaVox Systems Holdings LLC and subsidiaries (the "Predecessor") for the period from July 4, 2009 through April 27, 2010 and the fiscal year ended July 3, 2009. Our audits also included the consolidated financial statement schedules listed in the Index at Item 15. These consolidated financial statements and consolidated financial statement schedules are the responsibility of the Successor's and Predecessor's (collectively, the "Corporation") management. Our responsibility is to express an opinion on the consolidated financial statements and consolidated financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor's consolidated financial statements present fairly, in all material respects, the financial position of the Successor as of July 1, 2011 and July 2, 2010, and the results of its operations and its cash flows for the fiscal year ended July 1, 2011 and the period from April 28, 2010 through July 2, 2010, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor's consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period from July 4, 2009 through April 27, 2010 and the fiscal year ended July 3, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Successor commenced operations on April 28, 2010 as a result of the closing of its initial public offering and obtaining control of the Predecessor.

/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
September 27, 2011

DYNAVOX INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	Successor	
	July 1, 2011	July 2, 2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 12,171	$ 20,777
Trade receivables—net of allowance for doubtful accounts of $2,228 and $1,393 as of July 1, 2011 and July 2, 2010, respectively	18,676	17,741
Other receivables	318	503
Inventories	4,876	6,808
Prepaid expenses and other current assets	1,298	1,210
Deferred taxes	669	728
Total current assets	38,008	47,767
PROPERTY AND EQUIPMENT—Net	5,517	7,065
GOODWILL	60,846	60,846
INTANGIBLES—Net	29,849	31,331
DEFERRED TAXES	40,677	41,474
OTHER ASSETS	2,253	2,683
TOTAL ASSETS	$177,150	$191,166
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ —	$ 3,961
Trade accounts payable	6,680	5,541
Related-party payable	—	181
Deferred revenue	1,346	1,216
Payable to related parties pursuant to tax receivable agreement	250	—
Other liabilities	7,863	13,165
Total current liabilities	16,139	24,064
LONG-TERM DEBT	36,200	44,200
PAYABLE TO RELATED PARTIES PURSUANT TO TAX RECEIVABLE AGREEMENT	39,540	40,870
OTHER LONG-TERM LIABILITIES	2,722	4,168
Total liabilities	94,601	113,302
COMMITMENTS AND CONTINGENCIES (See Note 11)		
STOCKHOLDERS' EQUITY:		
Class A common stock, par value $0.01 per share, 1,000,000,000 shares authorized, 9,391,680 shares issued and 9,383,335 outstanding at July 1, 2011; 1,000,000,000 shares authorized; 9,383,335 shares issued and outstanding at July 2, 2010	94	94
Class B common stock, par value $0.01 per share, 1,000,000 shares authorized, 100 shares issued and outstanding at July 1, 2011 and July 2, 2010	—	—
Preferred stock, par value $0.01 per share, 100,000,000 shares authorized, none issued or outstanding at July 1, 2011 and July 2, 2010.	—	—
Additional paid-in capital	22,228	24,205
Retained earnings	3,535	2,306
Accumulated other comprehensive loss	(18)	(46)
Total stockholders' equity attributable to DynaVox Inc.	25,839	26,559
Non-controlling interest	56,797	51,392
Non-controlling interest shareholder notes	(87)	(87)
Total equity	82,549	77,864
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$177,150	$191,166

See notes to consolidated financial statements.

DYNAVOX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands except per share amounts)

	Successor		Predecessor	
	Year Ended July 1, 2011	Period from April 28, 2010 to July 2, 2010	Period from July 4, 2009 to April 27, 2010	Year Ended July 3, 2009
NET SALES	$ 108,103	$ 25,803	$88,496	$ 91,160
COST OF SALES	32,251	6,178	21,755	24,366
GROSS PROFIT	75,852	19,625	66,741	66,794
OPERATING EXPENSES:				
Selling and marketing	35,567	5,342	28,785	28,152
Research and development	9,888	2,194	7,912	6,886
General and administrative	18,480	5,542	12,299	11,854
Amortization of certain intangibles	445	87	991	468
Impairment loss	1,262	—	—	—
Total operating expenses	65,642	13,165	49,987	47,360
INCOME FROM OPERATIONS	10,210	6,460	16,754	19,434
OTHER INCOME (EXPENSE):				
Interest income	36	12	43	111
Interest expense	(2,650)	(440)	(6,361)	(8,420)
Change in fair value and net loss on interest rate swap agreements	(81)	(87)	(659)	(1,588)
Loss on extinguishment of debt	—	(2,441)	—	—
Other income (expense)—net	513	(10)	(85)	(518)
Total other expense-net	(2,182)	(2,966)	(7,062)	(10,415)
INCOME BEFORE INCOME TAXES	8,028	3,494	9,692	9,019
INCOME TAXES	1,361	592	102	181
NET INCOME ATRRIBUTABLE TO THE CONTROLLING AND NON-CONTROLLING INTERESTS	$ 6,667	$ 2,902	$ 9,590	$ 8,838
Less: net income attributable to the non-controlling interests	(5,438)	(2,397)		
NET INCOME ATTRIBUTABLE TO DYNAVOX INC.	$ 1,229	$ 505		
Weighted-average shares of Class A common stock outstanding:				
Basic	9,375,824	9,375,000		
Diluted	9,375,898	9,687,366		
Net income available to Class A common stock per share:				
Basic	$ 0.13	$ 0.05		
Diluted	$ 0.13	$ 0.05		

See notes to consolidated financial statements.

DYNAVOX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' AND STOCKHOLDERS' EQUITY

(In thousands, except unit and share amounts)

	Common Units		Holdings Units		Common A shares		Common B shares		Treasury										
	Number of Units	Amount	Number of Units	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Units	Amount	Management Notes Receivable	Contributed (Distributed) Capital	Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive (Loss) Income	Comprehensive Income	Non-Controlling Interest	Non-Controlling Interest Shareholder Notes	Total Members' Stockholders' Equity
PREDECESSOR																			
BALANCE—June 27, 2008	4,804,978	$41,169	—	$—	—	$—	—	$—	(2,149,658)	$(34,583)	$(434)	$13,571	$—	$(2,689)	$(709)	$6,263	$—	$—	$16,325
Issuance of common units	105,241	344	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	344
Forfeiture, redemption, and cancelation of management equity units	(41,695)	(169)	—	—	—	—	—	—	(47,303)	(467)	—	—	—	—	—	—	—	—	(636)
Equity-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	764	—	—	—	—	—	—	764
Issuance of notes receivable for management units	—	—	—	—	—	—	—	—	—	—	(250)	—	—	—	—	—	—	—	(250)
Payment of notes receivable for management units	—	—	—	—	—	—	—	—	—	—	259	—	—	—	—	—	—	—	259
Interest on management equity notes receivable	—	—	—	—	—	—	—	—	—	—	—	13	—	—	—	—	—	—	13
Equity distributions	—	—	—	—	—	—	—	—	—	—	—	(1,100)	—	—	—	—	—	—	(1,100)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	8,838	—	8,838	—	—	8,838
Net gain on derivatives	—	—	—	—	—	—	—	—	—	—	—	—	—	—	458	458	—	—	458
Currency translation loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(202)	(202)	—	—	(202)

DYNAVOX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' AND STOCKHOLDERS' EQUITY (Continued)

(In thousands, except unit and share amounts)

	Common Units		Holdings Units		Common A shares		Common B shares		Treasury										
	Number of Units	Amount	Number of Units	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Units	Amount	Management Notes Receivable	Contributed (Distributed) Capital	Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive (Loss) Income	Comprehensive Income	Non-Controlling Interest	Non-Controlling Interest Shareholder Notes	Total Members' Stockholders' Equity
BALANCE—July 3, 2009	4,868,524	$ 41,344	—	$ —	—	$—	—	$—	(2,196,961)	$(35,050)	$(425)	$13,248	$—	$ 6,149	$(453)	$9,094	$—	$—	$ 24,813
Issuance of common units	44,045	1,122	—	—	—	—	—	—	15,650	38	—	—	—	—	—	—	—	—	1,160
Issuance of common B shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Forfeiture, redemption, and cancelation of management equity units	(5,000)	(50)	—	—	—	—	—	—	(10,294)	(161)	—	—	—	—	—	—	—	—	(211)
Equity-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	634	—	—	—	—	—	—	634
Issuance of notes receivable for management units	—	—	—	—	—	—	—	—	—	—	(245)	—	—	—	—	—	—	—	(245)
Payment of notes receivable for management units	—	—	—	—	—	—	—	—	—	—	399	—	—	—	—	—	—	—	399
Interest on management equity notes receivable	—	—	—	—	—	—	—	—	—	—	—	9	—	—	—	—	—	—	9
Equity distributions	—	—	—	—	—	—	—	—	—	—	—	(2,209)	—	—	—	—	—	—	(2,209)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	9,590	—	9,590	—	—	9,590
Dividend	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,000)	—	—	—	—	(10,000)
Net gain on derivatives	—	—	—	—	—	—	—	—	—	—	—	—	—	—	259	259	—	—	259
Currency translation loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	47	47	—	—	47
Recapitalization transactions:																			
Conversion of previous classes of units with Holdings Units	(4,907,569)	(42,416)	25,610,294	$7,243	—	—	—	—	2,191,605	35,173	—	—	—	—	—	—	—	—	—
ENDING BALANCE—April 27, 2010	—	$ —	25,610,294	$7,243	—	$—	—	$—	—	$ —	$(271)	$11,682	$—	$ 5,739	$(147)	$9,896	$—	$—	$ 24,246

DYNAVOX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' AND STOCKHOLDERS' EQUITY (Continued)

(In thousands, except unit and share amounts)

	Common Units		Holdings Units		Common A shares		Common B shares		Treasury										
	Number of Units	Amount	Number of Units	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Units	Amount	Management Notes Receivable	Contributed (Distributed) Capital	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Comprehensive Income	Non-Controlling Interest	Non-Controlling Interest Shareholder Notes	Total Members' Stockholders' Equity
SUCCESSOR																			
BALANCE—December 16, 2009	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$ —	$ —	$—	$—	$ —	$ —	$ —
Issuance of common B shares	—	—	—	—	—	—	100	—	—	—	—	—	—	—	—	—	—	—	—
Recapitalization transactions:	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Sale of Class A common shares (IPO), net of $18,254 issuance costs	—	—	—	—	9,375,000	94	—	—	—	—	—	—	122,277	—	—	—	—	—	122,371
Purchase existing Holdings Units from Holdings	—	—	—	—	—	—	—	—	—	—	—	—	(77,380)	—	—	—	—	—	(77,380)
Record tax receivable agreement	—	—	—	—	—	—	—	—	—	—	—	—	1,756	—	—	—	—	—	1,756
Initial allocation of non-controlling interest of Dynavox Systems Holdings, LLC.	—	—	—	—	—	—	—	—	—	—	—	—	(26,230)	1,801	(46)	—	48,992	—	24,517
Initial allocation of non-controlling interest shareholder notes																		(271)	(271)
Record allocation of deferred tax assets and liabilities	—	—	—	—	—	—	—	—	—	—	—	—	1,910	—	—	—	—	—	1,910
Issuance of restricted Common A shares	—	—	—	—	8,335	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	458	—	—	—	—	—	458
Accelerated vesting of Common Units	—	—	—	—	—	—	—	—	—	—	—	—	1,675	—	—	—	—	—	1,675
Payment of non-controlling interest shareholder notes	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	184	184
Interest on non-controlling interest shareholder notes	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	3	—	3
Equity distributions	—	—	—	—	—	—	—	—	—	—	—	—	(261)	—	—	—	—	—	(261)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	505	—	505	2,397	—	2,902
Net gain on derivatives	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15	15	32		47
Currency translation loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(15)	(15)	(32)	—	(47)

DYNAVOX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' AND STOCKHOLDERS' EQUITY (Continued)

(In thousands, except unit and share amounts)

	Common Units		Holdings Units		Common A shares		Common B shares		Treasury										
	Number of Units	Amount	Number of Units	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Units	Amount	Management Notes Receivable	Contributed (Distributed) Capital	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Comprehensive Income	Non-Controlling Interest	Non-Controlling Interest Shareholder Notes	Total Members' Stockholders' Equity
BALANCE—July 2, 2010	—	$—	—	$—	9,383,335	$ 94	100	$—	—	$—	$—	$—	$24,205	$2,306	$ (46)	$ 505	$51,392	$ (87)	$77,864
Equity-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	2,124	—	—	—	—	—	2,124
Equity distributions	—	—	—	—	—	—	—	—	—	—	—	—	(4,185)	—	—	—	—	—	(4,185)
Adjustment to give effect of the tax receivable agreement with Dynavox Holdings	—	—	—	—	—	—	—	—	—	—	—	—	20	—	—	—	—	—	20
Purchase of subsidiary shares from non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	64	—	—	—	(92)	—	(28)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	1,229	—	1,229	5,438	—	6,667
Currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	28	27	59	—	87
ENDING BALANCE—July 1, 2011	—	$—	—	$—	9,383,335	$ 94	100	$—	—	$—	$—	$—	$22,228	$3,535	$ (18)	$1,256	$56,797	$ (87)	$82,549

See notes to consolidated financial statements.

DYNAVOX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Successor		Predecessor	
	Year Ended July 1, 2011	April 28, 2010 to July 2, 2010	July 4, 2009 to April 27, 2010	Year Ended July 3, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income attributable to the controlling and non-controlling interests	$ 6,667	$ 2,902	$ 9,590	$ 8,838
Depreciation	3,377	583	2,288	2,186
Amortization of certain intangibles	981	177	1,251	468
Amortization of deferred financing costs	658	126	659	815
Equity-based compensation expense	2,124	2,133	634	764
Change in fair value of interest rate swaps	(631)	(137)	(115)	425
Bad debt expense	1,869	—	1,143	840
Change in fair value of acquisition contingencies	(259)	(40)	3	—
Deferred taxes	956	561	(352)	—
Loss on extinguishment of debt	—	866	—	—
Impairment loss	1,262	—	—	—
Changes in operating assets and liabilities:				
Trade receivables	(2,589)	(2,708)	630	(2,809)
Related-party receivable	—	420	(420)	—
Inventories	1,931	10	(2,030)	319
Other assets	(166)	(352)	(248)	17
Deferred revenue	224	(61)	73	(32)
Trade accounts payable	1,387	619	154	1,132
Accrued compensation	(4,392)	(499)	2,828	55
Accrued acquisition costs	—	(19)	(311)	330
Accrued interest	(37)	(584)	405	(207)
Related-party payable	(181)	225	(823)	8
Tax receivable agreement	(1,135)	—	—	—
Disbursements on derivative instruments	(712)	(224)	(774)	(705)
Other—net	495	12	2,405	741
Net cash provided by operating activities	11,829	4,010	16,990	13,185
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property and equipment	(3,205)	(768)	(3,577)	(2,851)
Acquisition of businesses, net of cash acquired	—	—	(4,621)	—
Proceeds from sale of property and equipment	9	—	—	—
Net cash used in investing activities	(3,196)	(768)	(8,198)	(2,851)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Borrowings under debt agreements	—	—	10,000	—
Repayments of debt agreements	(11,961)	(41,000)	(4,651)	(2,300)
Deferred financing costs	(149)	—	(129)	—
Payment on noncompete agreement liability	—	—	(258)	(258)
Payment on acquisition contingencies	(1,003)	(473)	(482)	—
Equity distributions	(4,185)	(261)	(2,209)	(1,100)
Sale of Class A common shares (IPO)	—	140,625	—	—
Payment of issuance costs associated with initial public offering	—	(16,964)	(1,290)	
Dividend distribution	—	—	(10,000)	—
Purchase Class A units from Holdings	—	(77,380)	—	—
Issuances of common units	—	—	200	94
Payments received on non-controlling interest shareholder notes	—	187	408	272
Redemption of management and common units	(28)	—	(211)	(636)
Net cash (used in) provided by financing activities	(17,326)	4,734	(8,622)	(3,928)
EFFECT OF CURRENCY EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	87	(47)	47	(15)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(8,606)	7,929	217	6,391
CASH AND CASH EQUIVALENTS:				
Beginning of period	20,777	12,848	12,631	6,240
End of period	$ 12,171	$ 20,777	$ 12,848	$12,631

DYNAVOX INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—CONTINUED

(In thousands)

	Successor		Predecessor	
	Year Ended July 1, 2011	April 28, 2010 to July 2, 2010	July 4, 2009 to April 27, 2010	Year Ended July 3, 2009
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Net interest paid	$1,970	$557	$5,574	$8,347
Net income taxes paid	$ 930	$ 1	$ 169	$ 253
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING & FINANCING INFORMATION:				
Accrued capital costs	$ 76	$379	$ 48	$ 83
Contingent consideration recorded in business acquisitions	$ —	$—	$5,074	$ —
Value of Class A units issued for business acquisition	$ —	$—	$ 712	$ —
Long-term debt assumed in business acquisitions	$ —	$—	$1,017	$ —

See notes to consolidated financial statements.

DYNAVOX INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except unit and share amounts)

1. ORGANIZATION

DynaVox Inc. (the "Corporation" or "Successor") was formed as a Delaware corporation on December 16, 2009 for the purpose of facilitating an initial public offering ("IPO") of common equity and to become the sole managing member of DynaVox Systems Holdings LLC and subsidiaries ("DynaVox Holdings"). As the sole managing member of DynaVox Holdings, the Corporation operates and controls all of the business and affairs of DynaVox Holdings and, through DynaVox Holdings and its subsidiaries, conducts our business. The Corporation consolidates the financial results of DynaVox Holdings and its subsidiaries, and records non-controlling interest for the economic interest in DynaVox Holdings held by the non-controlling unit holders.

The Corporation and subsidiaries design, manufacture, and distribute electronic and symbol-based augmentative communication equipment, software, and services in the United States and internationally. Products include assistive technology speech devices, proprietary symbols, books, and software programs to aid in the communication skills of individuals affected by speech disabilities as a result of traumatic, degenerative, or congenital conditions.

The Corporation was a wholly-owned subsidiary of DynaVox Systems Holdings LLC ("DynaVox Holdings" or the "Predecessor") prior to the consummation of the recapitalization described below. Subsequent to the recapitalization, DynaVox Holdings is a minority-owned, controlled and consolidated subsidiary of the Corporation.

Collectively, the Corporation and DynaVox Holdings are referred to hereinafter as "the Company".

Certain agreements and transactions associated with the IPO ("Recapitalization and Offering Transactions") are set forth below:

Recapitalization Transactions

After the effective date of the registration statement but prior to the completion of the IPO, the limited liability company agreement of DynaVox Holdings was amended and restated to, among other things, modify its capital structure by replacing the different classes of interests previously held by the DynaVox Holdings owners with a single new class of units of the Corporation that we refer to as "Holdings Units." Immediately following this recapitalization but prior to the IPO described below, there were 25,610,294 Holdings Units held by parties other than the Corporation. The following table summarizes the conversion of the various classes of interests into the Holdings Units:

Conversion of Previous Classes of Units to Holdings Units

	Holdings Units	Class A Units	Class B Units	Class C Units	Class D Units	Class E Units	Class W Units	Class X Units	Class Y Units	Class Z Units
Pre-IPO units	—	1,920,801	61,735	88,301	156,678	8,250	108,750	109,250	131,100	131,100
Conversion	25,610,294	(1,920,801)	(61,735)	(88,301)	(156,678)	(8,250)	(108,750)	(109,250)	(131,100)	(131,100)
Post-IPO units	25,610,294	—	—	—	—	—	—	—	—	—

The conversion of the various previous classes of interests into Holdings Units was determined pursuant to the distribution provisions of the former limited liability company agreement of DynaVox Holdings, assuming it was liquidated at the time of the IPO with a value implied by the $15.00 per share initial public offering price of the shares of Class A common stock sold in the IPO. The Corporation used $77,380 of the IPO proceeds to purchase 5,158,646 Holdings Units from DynaVox Holdings owners, including members of DynaVox Holdings senior management.

As part of the Recapitalization and Offering Transactions each Holdings Units unit holder received one share of the Corporation's Class B common stock. The holder of a share of Class B common stock receives no economic rights but entitles the holder, without regard to the number of shares of Class B common stock held by such holder, to one vote on matters presented to stockholders of the Corporation for each Holdings Units unit held by such holder. Accordingly, the unitholders of DynaVox Holdings collectively have a number of votes in the Corporation that is equal to the aggregate number of Holdings Units that they hold. The Corporation and the DynaVox Holdings owners also entered into an exchange agreement under which (subject to the terms of the exchange agreement) the Holdings Units unit holders have the right to exchange their Holdings Units for shares of the Corporation's Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. As of July 1, 2011 there were 20,416,193 Holdings Units held by parties other than the Corporation which upon exercise of the right to exchange would exchange for 20,416,193 shares of Class A common stock of the Corporation.

Initial Public Offering

On April 21, 2010, a registration statement filed with the U.S. Securities and Exchange Commission relating to shares of Class A common stock of the Corporation to be offered and sold in an initial public offering was declared effective. On April 21, 2010, the Corporation completed an initial public offering of 9,375,000 shares of Class A common stock at a public offering price of $15.00 per share ("IPO"). The IPO subsequently closed on April 27, 2010. Pursuant to the IPO, the Corporation offered and sold 9,375,000 shares of Class A common stock and acquired an equivalent number of Holdings Units of DynaVox Holdings. On April 22, 2010, the Corporation's common stock began trading on the NASDAQ under the symbol "DVOX". Prior to the IPO, the Corporation had not engaged in any business or other activities except in connection with its formation and the IPO.

Upon completion of the offering, the Corporation received proceeds of approximately $140,625. The Corporation used $63,245 of these proceeds to purchase 4,216,354 newly-issued Holdings Units from DynaVox Holdings. In addition, the Corporation used $77,380 of the IPO proceeds to purchase 5,158,646 Holdings Units from DynaVox Holdings owners, including members of DynaVox Holdings senior management. The Corporation caused DynaVox Holdings to use approximately $60,804 of the $63,245 of proceeds from the sale of such newly-issued Holdings Units to repay outstanding indebtedness of $42,550 and to pay the expenses of the IPO of $18,254, which included aggregate underwriting discounts of $9,844.

Subsequent to the IPO and the Recapitalization and Offering Transactions described above, the Corporation consolidated the financial results of DynaVox Holdings and its subsidiaries and reflected the ownership interest of the other members of DynaVox Holdings as a non-controlling interest in the Corporation's consolidated financial statements beginning April 28, 2010. There was no change in basis as a result of the IPO or the Recapitalization and Offering Transactions.

Non-Controlling Interest

The Corporation consolidates the financial results of DynaVox Holdings and its subsidiaries, and records non-controlling interest for the economic interest in the Corporation held by the non-controlling unitholders. Non-controlling interest on the statement of income represents the portion of earnings or loss attributable to the economic interest in the Corporation held by the non-controlling unitholders. Non-controlling interest on the balance sheet represents the portion of net assets of the Corporation attributable to the non-controlling unitholders, based on the portion of the Holdings Units owned by such unitholders. The non-controlling interest ownership percentage as of July 1, 2011, July 2, 2010, and April 27, 2010 is calculated as follows:

	Non-controlling Unitholders Holdings Units	DynaVox Inc. Outstanding Common A Shares	Total *
July 1, 2011	20,416,193	9,391,680	29,807,873
	68.5%	31.5	100%
July 2, 2010 and April 27, 2010	20,451,648	9,375,000	29,826,648
	68.6%	31.4%	100%

* Assumes all of the holders of Holdings Units exchange their Holdings Units for shares of the Corporation's Class A common stock on a one-for-one basis

The non-controlling interest associated with the initial investment by DynaVox Holdings in the Corporation and subsequent transactions is calculated as follows:

DynaVox Holdings equity balance as of April 27, 2010(1)	$71,417
Non-controlling unitholders' percentage	68.6%
Initial allocation of non-controlling interest in DynaVox Inc.	$48,992
Initial allocation of non-controlling interest shareholder notes	(271)
Total non-controlling interest of DynaVox Inc.	48,721
Non-controlling interest allocation for the period from April 28, 2010 to July 2, 2010:	
Non-controlling interest associated with other comprehensive income	—
Payment of non-controlling interest shareholder notes	184
Interest on non-controlling interest shareholder notes	3
Allocation of income of DynaVox Inc.	2,397
Balance of non-controlling interest as of July 2, 2010	51,305
Non-controlling interest allocation for fiscal year 2011:	
Non-controlling interest associated with other comprehensive income	59
Purchase of Holding Units from non-controlling interest	(92)
Allocation of income of DynaVox Inc.	5,438
Balance of non-controlling interest as of July 1, 2011	$56,710

(1) Represents net book value of DynaVox Holdings immediately prior to the IPO of $24,517, an increase in net book value resulting from sale of Holdings Units to DynaVox Inc., less transaction costs of $44,990 and allocation of deferred tax assets of $1,910.

Tax Receivable Agreement

DynaVox Holdings intends to make an election under Section 754 of the Internal Revenue Code (the "Code") effective for each taxable year in which an exchange of Holdings Units into shares of Class A common stock occurs, which may result in an adjustment to the tax basis of the assets of DynaVox Holdings at the time of an exchange of Holdings Units. As a result of both the initial purchase of Holdings Units from the DynaVox Holdings owners in connection with the IPO and these subsequent exchanges, DynaVox Inc. will become entitled to a proportionate share of the existing tax basis of the assets of DynaVox Holdings. In addition, the purchase of Holdings Units and subsequent exchanges are expected to result in increases in the tax basis of the assets of DynaVox Holdings that otherwise would not have been available. Both this proportionate share and these increases in tax basis may reduce the amount of tax that DynaVox Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

The Corporation entered into a tax receivable agreement ("TRA") with the DynaVox Holdings owners that will provide for the payment by DynaVox Inc. to the DynaVox Holdings owners an amount equal to 85% of the amount of the benefits, if any, that DynaVox Inc. is deemed to realize as a result of (i) the existing tax basis in the intangible assets of DynaVox Holdings on the date of the IPO, (ii) these increases in tax basis and (iii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. These payment obligations are obligations of DynaVox Inc. and not of DynaVox Holdings. For purposes of the tax receivable agreement, the benefit deemed realized by DynaVox Inc. will be computed by comparing the actual income tax liability of DynaVox Inc. (calculated with certain assumptions) to the amount of such taxes that DynaVox Inc. would have been required to pay had there been no increase to the tax basis of the assets of DynaVox Holdings as a result of the purchase or exchanges, had there been no tax benefit from the tax basis in the intangible assets of DynaVox Holdings on the date of the IPO and had DynaVox Inc. not entered into the tax receivable agreement. The term of the tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless DynaVox Inc. exercises its right to terminate the tax receivable agreement for an amount based on the agreed payments remaining to be made under the agreement or DynaVox Inc. breaches any of its material obligations under the tax receivable agreement in which case all obligations will generally be accelerated and due as if DynaVox Inc. had exercised its right to terminate the agreement.

At July 1, 2011, the Company recorded a liability of $39,790, representing the payments due to DynaVox Holdings owners under the TRA.

During the fiscal year ending June 29, 2012, the Company expects to pay $250 of the total amount. Payments are anticipated to be made annually over 30 years, commencing from the date of each event that gives rise to the TRA benefits, beginning with the date of the closing of the IPO. The payments are made in accordance with the terms of the TRA. The timing of payments is subject to certain contingencies including DynaVox Inc. having sufficient taxable income to utilize all of the tax benefits defined in the TRA.

To determine the current amount of the payments due to DynaVox Holdings owners under the tax receivable agreement, the Company estimated the amount of taxable income that DynaVox Inc. has generated over the previous fiscal year. Next, the Company estimated the amount of the specified TRA deductions at year end. This was used as a basis for determining the amount of tax reduction that generates a TRA obligation. In turn, this was used to calculate the estimated payments due under the TRA that the Company expects to pay in the next fiscal year. These calculations are performed pursuant to the terms of the TRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include domestic and foreign subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). At July 1, 2011, the Company operated in one reportable segment.

Use of Estimates—The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates include revenue recognition, trade receivables and related allowances, inventory valuation, derivative financial instrument valuation, equity-based compensation, deferred tax assets, the TRA and fair value measures for goodwill and other long-lived assets used in the Company's initial recording and evaluation of impairment for such assets. Actual outcomes could differ from these estimates.

Fiscal Year End—The Company's fiscal year ends on the Friday closest to June 30, resulting in either a 52- or 53-week year. The fiscal years ended July 1, 2011 ("2011") and July 2, 2010 ("2010") were each 52 weeks and the fiscal year ended July 3, 2009 ("2009") was 53 weeks.

Seasonality—The Company's business is seasonal and historically has realized a higher portion of its net sales, net income, and operating cash flows in the second half of the fiscal year and especially in the fourth fiscal quarters (second calendar quarter). Fourth quarter sales represented 30%, 29%, and 33% of total annual sales for fiscal years 2011, 2010, and 2009, respectively.

Foreign Currency Translation—The Company's foreign operations use their local currency as their functional currency. Financial statements of foreign subsidiaries are translated into U.S. dollars using year-end exchange rates for assets and liabilities and average exchange rates for the period for revenues and expenses. Resulting net translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders' and members' equity. Gains or losses resulting from foreign currency transactions are included in other expenses—net in the consolidated statements of income.

Cash and Cash Equivalents—Cash and cash equivalents includes cash on hand and cash deposited at domestic and international financial institutions and short-term investments with original maturities of three months or less. The carrying amount of cash and cash equivalents approximates fair value.

Inventories—Inventory costs include material, labor, and overhead, and are stated at the lower of first-in, first-out cost or market value. The Company adjusts the cost basis of inventory for obsolete and slow-moving inventory. Slow-moving inventory consists primarily of spare parts used for repairs of discontinued products. The adjustments are estimated by evaluating historical usage of parts on hand and the expected future use of such parts.

Property and Equipment—Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Assets recorded under leasehold improvements are depreciated over the shorter of their useful lives or the related lease terms by the straight-line method. The estimated useful lives for molds, machinery, and equipment are 3 to 5 years. The estimated useful lives for computer and related equipment are 3 to 5 years. The estimated useful lives for furniture and fixtures are 5 to 10 years. Software is amortized on a straight-line basis, or on an accelerated basis if deemed more appropriate, as described in Software Development Costs discussion below.

Software Development Costs—Research and development costs are expensed as incurred. Development of computer software to be sold, leased, or otherwise marketed is subject to capitalization beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Costs incurred before technological feasibility has been reached are expensed as research and development. Enhancements to software products are capitalized where such enhancements extend the life or significantly expand the marketability of the products. Amortization of capitalized software development costs is determined separately for each software product. Annual amortization expense is calculated based on the greater of (a) the ratio of current gross revenues for each product to the total of current anticipated future gross revenues for the product or (b) the straight-line method over the estimated economic life of the product.

Unamortized capitalized software costs associated with commercial software products are regularly evaluated for impairment on a product-by-product basis by a comparison of the unamortized balance to the product's net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the related estimated future costs. When the unamortized balance exceeds the net realizable value, the unamortized balance is written down to the net realizable value and an impairment loss is recorded.

The Company capitalizes costs incurred to develop internal-use computer software. Internal and external costs incurred in connection with development of upgrades or enhancements that result in additional functionality are also capitalized. These capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Purchased software is capitalized and amortized over the estimated useful life of the software.

Impairment of Long-Lived Assets—The Company assesses long-lived assets and intangible assets, other than goodwill and intangible assets with indefinite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or group of assets may not be recoverable. Recoverability of these assets is determined by comparing the net carrying value to the sum of the estimated future net undiscounted cash flows expected to be generated by these assets. The amount of impairment loss, if any, will be measured by the difference between the net carrying value and the estimated fair value of the asset.

Goodwill and Intangible Assets—Goodwill represents the excess of the cost over the fair value of net tangible and intangible assets of acquired businesses. Intangible assets acquired in business combinations are recorded based upon their fair value at the date of acquisition.

Goodwill and intangibles with indefinite lives, consisting of certain symbols and trade names, are reviewed at least annually, or when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the carrying value of goodwill or the intangible asset exceeds its fair value, an impairment loss is recognized as a non-cash charge. The Company uses the end of its fiscal year for the annual test and has one reporting unit.

The Company also has finite-lived intangible assets comprised of noncompete agreements, acquired software technology, acquired patents, internally developed patents, trade names and acquired backlog, which are typically amortized on a straight-line basis over their estimated useful lives. Noncompete agreements are amortized over 6 years, acquired software technology is amortized over 3 to 10 years, acquired patents are amortized over 10 years, internally developed patents are amortized when granted, trade names are amortized over 3 years and acquired backlog is amortized over a 6 month period. Amortization related to acquired software technology and trade names are included in cost of sales. Amortization related to noncompete agreements, patents and acquired backlog are included in operating expenses.

Trade Receivables and Related Allowances—Trade receivables are recorded at the estimated net realizable amounts from customers. A contractual allowance is recorded at the time the related sale is recognized for customers that have negotiated contractual reimbursement rates, such as insurance companies. Adjustments for contractual allowances are recorded as a reduction of net sales in the consolidated statements of income. An allowance for doubtful accounts is recorded based on historical experience, payor mix, and the aging of its accounts receivable. Adjustments for the allowance for doubtful accounts are recorded as a component of operating expenses in the consolidated statements of income.

Revenue Recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and the collectability is probable. The Company's revenue is derived from the following sales:

Sales of speech generating devices with embedded software ("Devices"): These hardware Devices have preinstalled software that is essential to the functionality of the device. Revenue for the entire device (hardware and software) is recognized upon transfer of title and risk of loss. The Company provides a limited one-year warranty on the hardware for these Devices.

Revenue derived from sales being funded by certain payors, mainly Medicare and Medicaid, is recognized upon receipt of the shipment by the customer, as risk of loss does not pass until customer receipt. Revenue derived from sales to other customers is recognized upon product shipment to the customer when title and risk of loss to the product transfers.

The Company's revenues are recorded, net of a contractual allowance for adjustments at the time of sale based on contractual arrangements with insurance companies, Medicare allowable billing rates, and state Medicaid fee schedules.

In connection with sales of Devices, technical support is provided to customers, including customers of resellers, at no additional charge. This post-sale technical support consists primarily of telephone support services and online chat. To ensure our customers obtain the right devices, a significant amount of our customer support effort, including demonstrations, information, documentation and support, and for some potential customers, the use of a no-charge loaner device for a trial basis, are delivered prior to the sale of a Device. As the fee for technical support is included in the initial fee for the Device, the technical support and services provided post-sale are provided within one year, the estimated cost of providing such support is deemed insignificant and unspecified upgrades and enhancements are minimal and infrequent, technical support revenues are recognized together with the Device revenue. Costs associated with the post-sale technical support are accrued at the time of the sale and are not significant.

Sales of extended warranties for Devices: These service agreements provide separately priced extended warranty coverage for a one to four-year period, beyond the standard one-year warranty, on the Devices. This service revenue is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty period. On occasion, the Company may offer to provide a second-year warranty at no additional cost to the customer. Under this promotion the deliverables are accounted for under revenue recognition guidance for multiple element arrangements. As fair value can be established for each element, the total sales price is allocated to each deliverable based on the relative fair value method. The fair value allocated to the second-year warranty service is deferred and recognized on a straight-line basis over the term of the extended warranty period.

Sales of communication and learning software: These software sales relate to communication and learning software sold to customers for use on personal computers ("Software"). This Software does not require significant production, modification, or customization for functionality. Revenue is recognized upon transfer of title and risk of loss. In connection with the sale of Software, technical support is provided to customers, at no additional charge. This post-sale technical support consists primarily of telephone support services and online chat. In addition, as part of its technical support, the Company provides updates on a when-and-if-available basis, which are limited to periodic bug fixes that provide no new functionality or features. As the fee for technical support is included in the initial fee for the Software, the technical support and services provided post-sale are provided within one year and the estimated cost of providing such support is deemed insignificant and infrequent, technical support revenues are recognized together with the Software revenue. Costs associated with the post-sale technical support are accrued at the time of the sale and are not significant.

Subscription arrangements for online content: These subscription arrangements provide customers the ability to collaborate and share content in a web-based platform. This subscription revenue is deferred and recognized as revenue on a straight-line basis over the term of the subscription agreement.

Royalty payments from third-party use of the Company's proprietary symbols: These royalty payments relate to the licensing of the Company's proprietary symbols to third parties for use in third-party products. These revenues are based on negotiated contract terms with third parties that require royalty payments based on actual third-party usage. This royalty revenue is recognized based on the third-party usage under the contract terms.

Non-income related taxes collected from customers and remitted to government authorities are recorded on the consolidated balance sheets as accounts receivable and accrued expenses. The collection and payment of these amounts is reported on a net basis in the consolidated statements of income and does not impact reported revenues or expenses.

Warranty Costs—The Company's products are covered by warranties against defects in material and workmanship for a period of one year from the date of sale. Estimated warranty costs are recorded at the time of sale. The warranty reserve is estimated by evaluating historical warranty costs and the number of products sold. Costs for warranty repairs provided in conjunction with extended service contracts are expensed as incurred.

Deferred Financing Costs—Fees and expenses incurred related to debt are capitalized and amortized straight line over the term of the debt, which approximates the effective interest method. The capitalized costs are included in other assets in the consolidated balance sheets and the related amortization is included in interest expense in the consolidated statements of income. During the period from April 28, 2010 to July 2, 2010 (Successor) the Company expensed $866 of deferred financing costs that was related to the early repayment of the Senior Subordinated Note (Note 6).

Advertising Costs—Certain advertising costs, including costs of producing catalogs, direct mail and other promotional costs are expensed when the marketing campaign commences. The Company recognized $2,826, $240, $1,146 and $855 in advertising expense during the fiscal year ended July 1, 2011, period April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010, and the fiscal year ended 2009 (Predecessor), respectively.

Net Income Per Common Share—Basic net income per share is calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period, excluding restricted common stock subject to forfeiture. Diluted net income per share is calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period adjusted to include the potentially dilutive effect of outstanding stock options and restricted stock subject to forfeiture utilizing the treasury stock method.

Equity-Based Compensation—The fair value of the Company's equity- based compensation is estimated using the Black-Scholes option pricing model. Compensation expense for an award is estimated at the date of grant and is recognized over the requisite service period. Compensation expense is adjusted for an estimate of equity awards that do not vest in the future because service or performance conditions are not satisfied (forfeitures).

Income Taxes—As a result of the Company's acquisition of Holdings Units from DynaVox Holdings, the Corporation expects to benefit from amortization and other tax deductions reflecting the step up in tax basis in the acquired assets. Those deductions will be allocated to the Corporation and will be taken into account in reporting the Corporation's taxable income. As a result of a federal income tax election made by DynaVox Holdings, applicable to a portion of the Corporation's acquisition of Holdings Units, the income tax basis of the assets of DynaVox Holdings, underlying a portion of the units the Corporation has acquired, have been adjusted based upon the amount that the Corporation has paid for that portion of its DynaVox Holdings' Holdings Units. The Corporation has entered into an agreement with the selling unitholders of DynaVox Holdings that will provide for the additional payment by the Corporation to the selling unitholders of DynaVox Holdings equal to 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that the Corporation realizes (i) from the tax basis in its proportionate share of DynaVox Holdings' goodwill and other intangible assets that the Corporation receives as a result of the exchanges and (ii) from the federal income tax election referred to above. As a result of these transactions, the Corporation's tax basis in its share of DynaVox Holdings' assets will be higher than the book basis of these same assets.

Deferred taxes are provided using a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences represent the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of change in tax laws and rates on the date of enactment. See additional information in Note 8.

The Company recognizes tax benefits for uncertain tax positions only if it is more likely than not that the position is sustainable based on its technical merits. Interest and penalties on uncertain tax positions are included as a component of the provision for income taxes on the consolidated statements of income.

Business and Credit Concentrations—Financial instruments that potentially subject the Company to credit risk consist primarily of cash. The Company maintains cash with three major financial institutions. At times, such amounts may exceed the Federal Deposit Insurance Corporation ("FDIC") limits. As of July 1, 2011, cash of $2,805 is deposited at international banks and is not FDIC insured. A significant portion of the Company's receivables are due from federal and state government reimbursement programs, such as Medicare ($1,990 and $2,607 as of July 1, 2011 and July 2, 2010, respectively), and various Medicaid state programs ($5,586 and $4,927 as of July 1, 2011 and July 2, 2010, respectively).

Fair Value of Financial Instruments—The Company's financial instruments consist of cash, trade accounts receivable, trade accounts payable, short-term and long-term debt and interest rate agreements. See Note 8, "Fair Value Measurements" for additional information.

Derivative Financial Instruments—The Company accounts for its derivative instruments as either assets or liabilities in the consolidated balance sheets based on their fair values. Changes in the fair values are reported in earnings or other comprehensive income depending on the nature of the derivative and whether it qualifies for hedge accounting. Derivative instruments are designated and accounted for as either a hedge of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge). For derivatives designated as cash flow hedges, the effective portion of changes in fair values is recognized in other comprehensive income. Changes in fair values related to fair value hedges as well as the ineffective portion of cash flow hedges are recognized in earnings. Changes in the fair value of the underlying hedged item of a fair value hedge are also recognized in earnings.

Other Comprehensive Income (Loss)—Other comprehensive income (loss) is a measure of income which includes both net income and other comprehensive income (loss). Other comprehensive income (loss) results from items deferred from recognition into the consolidated statements of income. Accumulated other comprehensive income (loss) (AOCI) is separately presented on the Company's consolidated balance sheets as part of stockholders' equity.

Recently Issued Accounting Standards—In June 2011, the Financial Accounting Standards Board ("FASB") issued changes to the existing guidance related to the presentation of comprehensive income. These changes eliminate the current option to report other comprehensive income and its components in the statement of equity, and allow two options for presenting the components of net income and other comprehensive income: 1) in a single continuous financial statement: a statement of income and other comprehensive income or 2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Additionally, reclassification adjustments for items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and other comprehensive income are presented. These changes should be applied on a restrospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The Company does not expect adoption to have a significant impact on the Company's consolidated financial statements.

In May 2011, the FASB issued changes to the existing guidance related to fair value measurement and disclosures. These changes provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards ("IFRS"). This guidance changes certain fair value measurement principles and enhances disclosure requirements. Additional disclosure requirements include, among other things, the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. These changes should be applied on a prospective basis for fiscal years, and interim periods within those years, beginning on or after December 15, 2011, with early adoption prohibited. The Company does not expect adoption to have a significant impact on the Company's consolidated financial statements.

Recently Adopted Accounting Standards—In October 2009, the FASB issued changes to accounting for multiple-deliverable revenue arrangements, and arrangements that include software elements. These changes require entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated among the various deliverables in a multi-element transaction using the relative selling price method. These changes remove tangible products from the scope of software revenue guidance and provide guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. These changes should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company adopted the changes issued by the FASB on July 3, 2010 and it had no impact on the Company's financial statements.

3. ACQUISITIONS

On January 4, 2010, the Company acquired all outstanding shares of Eye Response Technologies, Inc. ("ERT") in exchange for $3,703 in cash and a guaranteed minimum royalty of $3,500 over three years, plus other contingent consideration. ERT developed and distributed certain eye gaze, and eye tracking technologies enabling people with disabilities to interface with a computer and communicate using only their eyes. With this acquisition, the Company enhanced its DynaVox EyeMax® product line by integrating certain aspects of ERT's technology. The operations of ERT were moved from Virginia to the Company's headquarters in Pittsburgh, Pennsylvania upon acquisition. ERT's results of operations have been included in the Company's consolidated statements of income beginning January 4, 2010.

The fair value of consideration transferred in the acquisition, the assets acquired, and the liabilities assumed are set forth in the following table:

Consideration:	
Cash(1)	$ 3,688
Contingent consideration—royalty agreement(2)	3,728
Contingent consideration—consulting agreement(3)	430
Contingent consideration—working capital adjustment(4)	117
Total consideration	$ 7,963
Recognized amounts of identifiable assets acquired and liabilites assumed:	
Accounts receivable	$ 301
Inventory	141
Identifiable intangible assets(5)	5,670
Current maturities, long term debt	(296)
Accounts payable	(289)
Other current liabilities	(61)
Deferred tax liability	(2,175)
Total identifiable net assets and liabilities assumed	3,291
Goodwill	$ 4,672

(1) Represents cash paid of $3,703 net of $15 cash acquired.

(2) Contingent consideration related to guaranteed minimum royalty payments due to the previous owner based on future sales of eye products over a period of three years. The amount recorded represents the fair value of expected consideration to be paid based on the Company's forecasted sales of eye products during the three year period. Expected consideration was valued based on three possible scenarios for projected sales of applicable products (the guaranteed minimum payment, a conservative forecasted sales case, and an optimistic forecasted sales case). Each case was assigned a probability, a discount rate was applied to future payments, and the aggregate result of the three scenarios was summarized to determine the fair value to be recorded. The Company considers these fair value measurements to be Level 3 inputs within the fair value hierarchy. The present value of the scenarios ranged from $3,355 to $3,906. The fair value of the contingent

consideration is classified as a liability, with an acquisition date fair value of $3,728. As of July 1, 2011, the liability was $2,417, which reflects payments of $736 and $309 during fiscal years 2011 and 2010, respectively and a fair value adjustment recorded to other income of $266 during fiscal year 2011.

(3) Contingent consideration related to a consulting agreement due to the previous owner related to future service over three years. The amount recorded represents the fair value of contractual consideration expected to be paid. The fair value of the contingent consideration is classified as a liability, with an acquisition date fair value of $430. As of July 1, 2011, the liability was $232, which reflects payments of $150 and $63 during fiscal years 2011 and 2010, respectively and fair value adjustments of $7 and $8 recorded to interest expense during fiscal years 2011 and 2010, respectively.

(4) Contingent consideration related to certain working capital adjustments that are owed to the previous owner. The fair value of the working capital adjustment was determined based on the terms of the stock purchase agreement with the previous owner and was calculated based on a targeted value of $-0- compared to the actual amount of working capital acquired. The fair value of the contingent consideration is classified as a liability, with an acquisition date fair value of $117. On October 13, 2010, the fair value of the working capital adjustment liability was paid in full.

(5) Identifiable intangible assets are composed of the following items:

a. Patented technology to be incorporated into future eye products in the amount of $4,330, which is a finite-lived asset for which an income approach was used to determine the fair value of the asset; and

b. Acquired software technology to be used in future eye products in the amount of $1,340, which is a finite-lived asset for which a cost approach was used to determine the fair value of the asset.

(6) Goodwill was calculated as the excess of the fair value of the consideration transferred over the fair value of the identifiable net assets acquired and liabilities assumed.

On July 6, 2009, the Company acquired certain assets and liabilities of Blink-Twice Inc. ("Blink-Twice"), the developer and manufacturer of the Tango! ®, an augmentative communication device designed primarily for children and teens. With this acquisition, the Company enhanced its speech generating device product offering for young people. The operations of Blink-Twice were moved from Baltimore to the Company's headquarters upon acquisition. Blink-Twice's results of operations have been included in the Company's consolidated statements of income beginning July 6, 2009.

The fair value of consideration transferred in the acquisition, the assets acquired, and the liabilities assumed are set forth in the following table:

Consideration:	
Cash(1)	$ 933
Issuance of 19,602 Class A units(2)	712
Contingent consideration—acquired backlog(3)	674
Contingent consideration—working capital adjustment(4)	125
Total consideration	$2,444
Recognized amounts of identifiable assets acquired and liabilites assumed:	
Accounts receivable	$ 337
Inventory	255
Property and equipment	143
Identifiable intangible assets(5)	1,644
Other assets	33
Current maturities, long term debt	(721)
Accounts payable	(176)
Other current liabilities	(205)
Total identifiable net assets and liabilities assumed	1,310
Goodwill	$1,134

(1) Represents cash paid of $1,000 net of $67 of cash acquired.
(2) The fair value of the Class A units was determined based on a valuation of the units using a combination of the market and income approaches.
(3) Contingent consideration related to certain payments owed to the previous owner based on the order backlog acquired ("Acquired Backlog"). The fair value of the Acquired Backlog was determined to be $674 based on the fixed terms of the agreement with the previous owner and is recorded within related-party payable in the consolidated balance sheets as the previous owner is a former employee and current stockholder of the Company. As of July 1, 2011, the related-party payable was $-0-, which reflects payments of $17 and $583 during fiscal years 2011 and 2010, respectively and a fair value adjustment of $74 that was recorded to other income during fiscal year 2010.
(4) Contingent consideration related to certain working capital adjustments that were owed to the previous owner. The fair value of the working capital adjustment was determined to be $125 based on the terms of the agreement with the previous owner and was calculated based on a targeted value of $500 compared to the actual amount of working capital acquired. The fair value of the contingent consideration is classified as a liability. As of July 1, 2011, the related-party payable was $-0-, which reflects cumulative payments totaling $154 and a fair value adjustment of $29 that was recorded to other expense during fiscal year 2010.
(5) Identifiable intangible assets are composed of the following items:
    a. Acquired backlog in the amount of $674 which is a finite-lived asset.
    b. Proprietary symbol sets to be used in products sold in the amount of $700 which is an indefinite-lived asset. An income approach was used to determine the fair value of the asset.
    c. Acquired software technology used in the Tango! device in the amount of $170 which is a finite-lived asset. A cost approach was used to determine the fair value of the asset.
    d. Trade name for the Tango! product under which it is currently sold in the amount of $100 which is a finite-lived asset. An income approach was used to determine the fair value of the asset.
(6) Goodwill was calculated as the excess of the fair value of the consideration transferred over the fair value of the identifiable asset acquired and liabilities assumed.

Acquisition-related costs for ERT and Blink-Twice, which include legal, accounting, and other external costs, were expensed as incurred and classified within general and administrative expenses in the consolidated statements of income. For the period from April 28, 2010 to July 2, 2010 (Successor) and July 4, 2009 to April 27, 2010 (Predecessor), such costs totaled $139 and $345, respectively, most of which related to the ERT acquisition. The total acquisition costs associated with Blink-Twice were $417, the majority of which were recorded in fiscal year 2009. Unaudited pro forma operating results for the fiscal years ended July 2, 2010 and July 3, 2009, as though the Company had acquired Blink-Twice and ERT on the first day of fiscal 2009, are set forth below. The unaudited pro forma operating results are not necessarily indicative of what would have occurred had the transactions taken place on the first day of fiscal 2009.

	Pro Forma Successor	**Pro Forma Predecessor**	
	Period from April 28, 2010 to July 2, 2010	**Period from July 4, 2009 to April 27, 2010**	**Fiscal Year Ended July 3, 2009**
		(Unaudited)	
Net sales	$25,803	$89,641	$96,216
Net income attributable to the controlling and non-controlling interests	2,902	8,218	9,716

4. BALANCE SHEET ITEMS

Inventories as of July 1, 2011 and July 2, 2010, consist of the following:

	Successor	
	2011	2010
Raw materials	$3,054	$4,443
Work in process	12	79
Finished goods	1,810	2,286
Inventories	$4,876	$6,808

Other current liabilities as of July 1, 2011 and July 2, 2010, consist of the following:

	Successor	
	2011	2010
Accrued compensation	$4,437	$ 8,925
Interest rate swaps at market	—	631
ERT acquisition contingencies	1,665	1,770
Accrued royalties	38	46
Accrued warranty	135	157
Accrued income taxes	101	187
Accrued interest	9	46
Accrued professional fees	697	558
Other	781	845
Other current liabilities	$7,863	$13,165

5. PROPERTY AND EQUIPMENT

The components of property and equipment as of July 1, 2011 and July 2, 2010, are as follows:

	Successor	
	2011	2010
Molds, machinery and equipment (net of impairment loss of $206 in fiscal year 2011, see Note 6)	$ 8,744	$ 6,278
Computer equipment and purchased software	4,725	4,436
Furniture, fixtures and office equipment	1,305	1,224
Leasehold improvements	644	599
Total property and equipment—gross	15,418	12,537
Less accumulated depreciation	(10,161)	(7,274)
Construction in process	260	1,802
Property and equipment—net	$ 5,517	$ 7,065

The Company capitalized interest of $42, $83, $0, and $69 during fiscal year ended 2011, the period from April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010, and fiscal year ended 2009 (Predecessor), respectively. Depreciation expense for the fiscal year ended 2011, period from April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 and fiscal year ended 2009 (Predecessor) amounted to $3,377, $583, $2,288, and $2,186, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

As of July 1, 2011 and July 2, 2010, the carrying amount of the Company's goodwill is $60,846.

The Company's identifiable intangible assets with indefinite and finite lives are detailed below:

	Successor						
	July 1, 2011				July 2, 2010		
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Acquired software technology	$ 3,253	$ 70	$1,848	$ 1,335	$ 3,253	$1,403	$ 1,850
Commercial computer software	311	—	77	234	—	—	—
Acquired patent technology	4,330	—	650	3,680	4,330	216	4,114
Developed patent technology	244	244	—	—	—	—	—
Trade name	100	42	58	—	100	33	67
Symbols and trademarks (indefinite live)	25,300	700	—	24,600	25,300	—	25,300
	$33,538	$1,056	$2,633	$29,849	$32,983	$1,652	$31,331

During the fourth quarter of fiscal 2011, the Company discontinued pursuing certain technology for which patent applications had been previously submitted. The costs were related to patents that had not yet been granted and totaled $244. The impairment loss was separately recorded on the Company's statement of income.

The Company routinely monitors device unit sales for its various product lines to assist management in determining when their respective long-lived assets and indefinite-lived intangible assets should be evaluated for impairment. During the third quarter of fiscal year 2011, the continuing unfavorable general economic conditions and trends in governmental spending throughout the Company's various markets, coupled with the recent Maestro™ product launch having an adverse impact on its Tango! sales and a change in marketing strategy for Tango!, resulted in a downward revision to the Company's forecasted sales of two of the Company's product lines, EyeMax and Tango!. As a result, the Company determined that impairment indicators existed as of April 1, 2011. The Company conducted interim impairment testing of the long-lived assets and indefinite-lived intangible assets, related to these product lines, as of this date and determined that some impairment had occurred.

The test for recoverability of a definite long-lived asset group to be held, and used, is performed by comparing the carrying amount of the long-lived assets to the sum of the estimated future net undiscounted cash flows expected to be generated by the assets. In estimating the future undiscounted cash flows, the Company used projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the assets. These assumptions include, among other estimates, the projection of sales and cost of sales and the period of future operation. Changes in any of these estimates could have a material effect on the estimated future undiscounted cash flows expected to be generated by the asset. The Company performed a test for each asset grouping and determined that the book value of the finite-lived intangibles, mainly patents, related to the EyeMax product line was fully recoverable and no impairment charge was necessary. It was determined that the long-lived assets of the Tango! product line, comprised of fixed assets and finite-lived intangibles, was not fully recoverable and an impairment loss of $206 and $112, respectively, was recorded. The impairment loss recorded was equal to the excess of the carrying value of the long-lived assets over their fair value. The fair value was established by discounting the expected future cash flows to present value using factors that consider the timing and risk of the future cash flows.

As a result of the impairment indicators within the Tango! product line, the Company performed an interim impairment test on the product lines indefinite-lived intangible, proprietary symbol sets, by comparing the fair value of the asset to its carrying value. The fair value was estimated by using a relief from royalty method (a discounted cash flow methodology) at the time of acquisition and at the April 1, 2011 interim testing date. Based upon the test, it was determined that the book value of the indefinite-lived intangible was not fully recoverable and an impairment loss of $700 was recorded equal to the excess of the carrying value over the fair value.

In total, during the third quarter of fiscal 2011 the Company recorded an asset impairment loss of $1,018, related entirely to the Tango! product. The loss was separately recorded on the Company's statement of income. The Company did not identify any indicators of impairment during the fourth quarter of fiscal 2011 that would require an impairment charge during its annual evaluation. No impairment loss was recorded during fiscal years 2010 and 2009 related to long-lived assets and finite-lived intangibles.

Goodwill is tested by comparing the carrying value of the reporting unit to its fair value. The Company estimates the fair value of the reporting unit utilizing income and market approaches. The income approach is based on projected future cash flow that is discounted to present value using factors that consider the timing and risk of the future cash flows. The income approach is based on a reporting units' projection of operating results and cash flows that is discounted using a weighted- average cost of capital. The market approach is based on the Guideline Publicly Traded Company Method, which examines transactions in the marketplace involving the sale of the stocks of similar publicly owned companies. In addition to the above described valuation techniques, the Company also considers the Company's aggregate fair value based upon the value of the Company's outstanding shares of common stock. During the first and second quarters of fiscal 2011, the Company determined there were indicators of potential impairment of goodwill due to the significant decline in the Company's stock price during the period. During the third quarter of fiscal 2011, based upon the impairment loss recorded during the period of certain definite and indefinite lived assets, as discussed above, the Company determined indicators of potential goodwill impairment existed during the period. As a result of these various indicators, the Company tested the carrying value of the reporting unit to estimate fair value as of the end of each reporting period. The Company concluded no goodwill impairment charge was necessary in any quarter as the fair value of the reporting unit exceeded the carrying value at the end of each reporting period. No impairment indicators were identified for intangibles with indefinite lives, other than discussed above; therefore, no interim impairment testing was performed for the Company's remaining indefinite-lived intangibles. In accordance with its policy, the Company conducted its annual impairment test as of July 1, 2011 and July 2, 2010 by utilizing a market and income approach for goodwill, as discussed above, and a relief from royalty method (a discounted cash flow methodology) for intangibles with indefinite-lives, and concluded that the fair value of its goodwill and intangibles with indefinite lives, exceeded their carrying value, and no impairment charge was necessary. No impairment loss was recorded during fiscal years 2010 and 2009 related to goodwill and intangibles with indefinite lives.

Amortization expense related to intangibles for the fiscal year ended 2011 and period from April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 and fiscal years ended 2009 (Predecessor) was $981, $177, $1,251 and $468, respectively. Estimated amortization expense for each of the next five fiscal years is as follows: 2012—$908; 2013—$906; 2014—$885; 2015—$600; and 2016—$433.

7. LONG-TERM DEBT

Long-term debt as of July 1, 2011 and July 2, 2010 consists of the following:

	Successor	
	2011	**2010**
2008 Credit Facility	$36,200	$47,066
Note payable	—	1,095
Total debt	36,200	48,161
Less current installments	—	(3,961)
Long-term debt—less current installments	$36,200	$44,200

2008 Credit Facility

On June 23, 2008, the Company entered into a third amended and restated secured credit facility ("2008 Credit Facility") with GE Business Financial Services Inc. (formerly known as Merrill Lynch Capital) and BMO Capital Markets Financing Inc. (formerly known as Harris NA) that provides $52,000 of term loans and up to $10,000 of revolving loans and letters of credit. The 2008 Credit Facility is secured by all domestic assets and 65% of the equity in foreign subsidiaries, and requires principal amortization starting September 30, 2008, with final maturity on June 23, 2014. Advances under the revolving component of the 2008 Credit Facility are due in one installment on June 23, 2013.

On February 5, 2010, the Company amended certain aspects of its 2008 Credit Facility. In addition to other items, this amendment increased the Company's available revolving loans and letters of credit from $10,000 to $12,925, increased the amount available for restricted distributions, as defined, to $12,000 provided the Company is in compliance with certain financial and non-financial covenants and provides for a fee to be paid by the Company if the 2008 Subordinated Note (hereinafter defined) was not paid in full by August 5, 2010.

On March 4, 2010, the Company entered into a second amendment to the 2008 Credit Facility which amendment became effective on April 27, 2010. As part of the second amendment, the agent and the lenders under the 2008 Credit Facility consented to DynaVox Holdings transfer of all of its obligations under the 2008 Credit Facility to a newly formed wholly-owned subsidiary of DynaVox Holdings that became the immediate holding Company parent of DynaVox Systems LLC upon the consummation of the IPO. The lenders waived the requirement of any prepayment of the credit facility with the proceeds of the IPO and consented to the repayment in full of the 2008 Subordinated Note and the indebtedness outstanding under certain other notes payable with the proceeds of the IPO.

When the second amendment to the 2008 Credit Facility became effective, all obligations under the 2008 Credit Facility were unconditionally guaranteed by the immediate holding Company parent of DynaVox Systems LLC and each of DynaVox Systems LLC's existing and future wholly-owned domestic subsidiaries. The 2008 Credit Facility and the related guarantees are secured by substantially all of DynaVox Systems LLC's present and future assets and all present and future assets of each guarantor on a first lien basis.

On December 21, 2010, the Company entered into a third amendment to the 2008 Credit Facility in order to address a pre-IPO distribution of $10,000 for the 12-month period ended December 31, 2010. The third amendment modified certain covenant calculations, including the minimum fixed-charge coverage ratio, net senior debt maximum leverage ratio and net total debt maximum leverage ratio and requires the Company to provide monthly financial statements to the lenders within 30 days of the end of each month. The Company incurred an arrangement fee of approximately $149 which was capitalized to deferred financing costs as a component of Other Assets and will be amortized through the remaining term of the 2008 Credit Facility.

The 2008 Credit Facility provides the option of borrowing at London InterBank Offered Rate (LIBOR), plus a credit spread (4.2% and 4.3% as of July 1, 2011 and July 2, 2010, respectively) or the Prime rate, plus a credit spread (6.3% as of both July 1, 2011 and July 2, 2010) for all term loans and draws under the revolver.

Credit spreads for each term or revolver loan and the unused revolving credit facility fee vary according to the Company's ratio of net total debt to EBITDA (as defined) after December 31, 2008. As of July 1, 2011 and July 2, 2010, the Company's credit spreads were as follows:

	July 1, 2011		July 2, 2010	
	Prime	LIBOR	Prime	LIBOR
2008 Credit Facility	3.00%	4.00%	3.00%	4.00%
Revolver draw under 2008 Credit Facility	3.00%	4.00%	3.00%	4.00%

At July 1, 2011 and July 2, 2010, the commitment fee was 0.375% and 0.5%, respectively, on the unused portion of the revolving credit facility.

2008 Subordinated Note

On June 23, 2008, the Company entered into a Senior Subordinated Note Agreement with BlackRock Kelso Capital Company ("2008 Subordinated Note") in the amount of $31,000, which requires repayment in one installment on June 23, 2015. The 2008 Subordinated Note bore interest on the outstanding principal at a rate per annum of 15% payable on the last day of each fiscal quarter. The 2008 Subordinated Note was junior to the 2008 Credit Facility and carried a premium for prepayment of 5% after the first and up to the second anniversary date, 3% after the second and up to the third anniversary date, 2% after the third and up to the fourth anniversary date, and 0% thereafter.

On February 5, 2010, in conjunction with the 2008 Credit Facility amendment the Company also amended certain aspects of the Senior Subordinated Note Agreement. In addition to other items, this amendment increased the amount available for restricted distributions, as defined in the note purchase agreement relating to the 2008 Subordinated Notes, to $12,000 provided the Company is in compliance with certain financial and non-financial covenants and provides for a fee of $294 to be paid by the Company if the 2008 Subordinated Note is not paid in full by August 5, 2010. The $31,000 was paid off in full on April 27, 2010 with proceeds from the IPO (Note 1), thus avoiding the $294 fee. The early repayment of the $31,000 resulted in a penalty equal to 5% of the principal balance plus related expenses, or $1,575 and write-off of deferred financing costs (Note 2), for a total loss on extinguishment of debt of $2,441.

Revolver Draw Under 2008 Credit Facility

On March 31, 2010, the Company borrowed $10,000 under the revolving loans provision of the 2008 Credit Facility. The Company distributed the $10,000 to the DynaVox Holdings owners who then used the $10,000 to invest in the securities of a related party portfolio company. The $10,000 was paid off in full on April 27, 2010 with proceeds from the IPO (Note 1). At July 1, 2011 and July 2, 2010 the Company had no outstanding letters of credit and the amount available from the revolving credit facility was $12,925 on both days.

Financial Covenants

The 2008 Credit Facility requires the Company to comply with certain financial covenants, including maximum capital expenditures, minimum fixed-charge coverage ratio, net senior debt maximum leverage ratio and net total debt maximum leverage ratio, and places certain restrictions on acquisitions and payment of dividends. The Company was in compliance with all financial covenants as required under the 2008 Credit Facility, as amended, at July 1, 2011 and July 2, 2010. The 2008 Credit Facility contains certain mandatory prepayments, including an excess cash flow provision. The Company was not required to make an excess cash flow payment for the year ended July 2, 2010. The Company voluntarily elected to prepay $3,000 and $5,975 of principal during the third and fourth quarters of fiscal 2011, respectively, which was applied in the direct order of maturity to future scheduled principal payments. As a result of the voluntary prepayments in fiscal 2011 no excess cash flow payment was required for fiscal 2011.

Note Payable

The $1,095 note payable as of July 2, 2010 is related to an acquisition in 2004 and had an interest rate of 7%, which was paid quarterly. The note payable matured on September 30, 2010 and as such was paid off in full during the first quarter of fiscal year 2011.

8. INCOME TAXES

Income from continuing operations before income taxes, as shown in the accompanying consolidated statements of income, includes the following income / (loss) components:

	Successor		Predecessor	
	Fiscal Year Ended	Period from April 28, 2010 to	Period from July 4, 2009 to	Fiscal Year Ended
	July 1, 2011	July 2, 2010	April 27, 2010	July 3, 2009
Domestic	$ 9,535	$3,668	$10,169	$8,858
Foreign	(1,507)	(174)	(477)	161
	$ 8,028	$3,494	$ 9,692	$9,019

Components of the provision for income taxes consist of the following:

	Successor		Predecessor	
	Fiscal Year Ended	Period from April 28, 2010 to	Period from July 4, 2009 to	Fiscal Year Ended
	July 1, 2011	July 2, 2010	April 27, 2010	July 3, 2009
Current expense				
Federal	$ 139	$ 8	$ 122	$ 78
State and local	171	2	135	79
Foreign	95	21	197	24
Total current expense	405	31	454	181
Deferred expense/(benefit)				
Federal	$ 855	$577	$(173)	$—
State and local	519	49	(32)	—
Foreign	(418)	(65)	(147)	—
Total deferred expense/(benefit)	956	561	(352)	—
Provision for income tax expense	$1,361	$592	$ 102	$181

Prior to April 28, 2010, the Company's main operating entity had not been subject to U.S. federal income taxes as it was organized as a limited liability company. As such the taxable income or loss was passed through to and included in the tax returns of the members. The Company was subject to entity level taxation in certain states, and certain domestic and foreign subsidiaries were subject to entity level U.S. and foreign income taxes. As a result of the IPO, the operating business entities of the Company were restructured and a portion of the Company's income will be subject to U.S. federal, state, local, and foreign income taxes and taxed at the prevailing corporate tax rates.

Taxes payable as of July 1, 2011 and July 2, 2010 were $101 and $183, respectively.

The Company's effective tax rate includes a rate benefit attributable to the fact that the Company's subsidiaries operate as a limited liability company which are not subject to federal or state income tax. Accordingly, a portion of the Company's earnings attributable to the non-controlling interest are not subject to corporate level taxes. This favorable impact is partially offset by the impact of the decrease to the deferred tax rate, along with certain permanent items, such as meals and entertainment and lobbying expenses, which are not deductible for tax purposes.

A reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate is as follows:

	Successor		Predecessor	
	Fiscal Year Ended July 1, 2011	Period from April 28, 2010 to July 2, 2010	Period from July 4, 2009 to April 27, 2010	Fiscal Year Ended July 3, 2009
U.S. statutory tax rate	34.00%	34.00%	34.00%	34.00%
State and local taxes	4.15%	4.69%	4.39%	3.12%
Foreign taxes	1.35%	0.35%	0.41%	(0.33)%
Effect of permanent differences—other	2.93%	1.09%	3.28%	1.99%
Effect of permanent differences—equity compensation	0.12%	16.73%	(0.42)%	0.00%
Rate benefit as a LLC	(31.38)%	(39.94)%	(42.45)%	(36.77)%
Deferred rate change	6.42%	0.00%	0.00%	0.00%
Uncertain tax position	0.05%	0.08%	0.71%	0.00%
Other items	(0.67)%	(0.06)%	1.13%	0.00%
Effective tax rate	16.97%	16.94%	1.05%	2.01%

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years. Details of the Company's deferred tax assets and liabilities for the fiscal years ended July 1, 2011 and July 2, 2010 are summarized as follows:

	Successor	
	2011	2010
Current deferred tax assets		
Compensation and benefits	$ 271	$ 310
Allowance for doubtful accounts	339	222
Other	63	196
Total current deferred tax assets	673	728
Total current deferred tax liabilities	(4)	—
Net current deferred tax assets	$ 669	$ 728
Long-term deferred tax assets		
Goodwill and other intangibles	$39,645	$42,561
Research and development credit	162	—
Other	402	181
Net operating losses	4,314	1,594
Valuation allowance	(524)	(481)
Total long-term deferred tax assets	$43,999	$43,855
Long-term deferred tax liabilities		
Goodwill and other intangibles	$(1,879)	$(2,161)
Property and equipment	(342)	(220)
Other	(1,101)	—
Total long-term deferred tax liabilities	$(3,322)	$(2,381)
Net long-term deferred tax assets	$40,677	$41,474
Total net deferred tax assets and liabilities	$41,346	$42,202

The Company recognized net deferred tax assets related to differences between the financial reporting basis and the tax basis of the net assets of the Company of $41,346 and $42,202 for the years ended July 1, 2011 and July 2, 2010, respectively.

The Company has federal, state, and foreign net operating losses of $9,875, $3,921 and $2,837, respectively, as of July 1, 2011. The federal net operating loss carryforwards expire from 2026-2031, while the state net operating losses expire from 2015-2031. The majority of the foreign net operating loss has an indefinite life, while the remaining foreign net operating loss is not material to the financial statements.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended July 1, 2011 for certain domestic and foreign subsidiaries. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth at these respective subsidiaries.

Based on this evaluation, as of July 1, 2011 and July 2, 2010, a valuation allowance of $524 and $481 respectively, has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections of growth for certain domestic and foreign subsidiaries.

The valuation allowance has increased by $43 in the current year due to additional losses realized in certain domestic and foreign jurisdictions, for which it is unlikely that a benefit will be realized for tax purposes.

U.S. income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or sale or liquidation of the subsidiary. No federal or state income taxes have been provided on approximately $690 of foreign earnings considered to be permanently reinvested in foreign countries. The deferred tax liability associated with the undistributed foreign earnings is $200.

The Company adopted the accounting requirements of uncertain income tax positions effective July 2, 2007. The adoption did not have a material impact on the consolidated financial statements.

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits for the fiscal years ended July 1, 2011 and July 2, 2010 are as follows:

	Successor	
	2011	2010
Beginning of year balance	$ 67	$ —
Increases in prior period tax positions	—	67
Decreases in prior period tax positions	(9)	—
Increases in current period tax positions	12	—
Settlements	—	—
End of year balance	$ 70	$ 67

A total estimated unrecognized tax benefit that, if recognized, would affect the Company's effective tax rate is approximately $70 and $67 as of July 1, 2011 and July 2, 2010, respectively. It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, the Company does not expect the changes in its unrecognized tax benefit reserve to have a material impact on its financial statements. The Company's income tax provision included $2 and $5 of expense related to interest and penalties for the year ended July 1, 2011 and July 2, 2010, respectively.

The Company files income tax returns with federal, state, local and foreign jurisdictions. U.S. federal and state tax returns associated with fiscal years 2008-2010 are currently open for examination. Foreign tax returns associated with fiscal year 2007-2010 also remain open under the statute.

9. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. Fair value is an exit price and the exit price should reflect all the assumptions that market participants would use in pricing the asset or liability.

Accounting standards established three different valuation techniques; market approach, income approach, and cost approach. The Company uses the market and income approaches to value assets and liabilities for which the measurement attribute is fair value. Valuation techniques used to measure fair value are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1—Inputs to the valuation methodology are based on quoted prices for an identical asset or liability in an active market.

Level 2—Inputs to the valuation methodology are based on quoted prices for a similar asset or liability in an active market, quoted prices for an identical or similar asset or liability in an inactive market, or model-derived valuations for which all significant inputs are observable or can be corroborated by observable market data.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

Valuation of assets and liabilities requires consideration of market risks in our valuations that other market participants may consider. Specifically, consideration was given to the Company's non-performance risk and counterparty credit risk to develop appropriate risk-adjusted discount rates used in our fair value measurements. The Company utilized the following valuation methodologies to measure our financial assets and liabilities:

Cash equivalents: Cash equivalents include investments in money market funds. Investments in this category can be redeemed immediately at the current net asset value per share. A money market fund is a mutual fund whose investments are primarily in short-term debt securities designed to maximize current income with liquidity and capital preservation, usually maintaining per share net asset value at a constant amount, such as one dollar.

Interest rate swaps: Interest rate swaps are financial contracts with counterparties that are valued using the income approach. The fair value of these contracts is measured by estimating the future cash flows of the contract based on the quoted future market prices of interest rates at the reporting date and discounting the fair value to the present value using a credit-adjusted discount rate.

The following table presents liabilities measured at fair value on a recurring basis at July 1, 2011 and July 2, 2010:

Description	Successor As of July 1, 2011 (Level 1)	(Level 2)	(Level 3)	Total
Assets				
Cash equivalents	$253	$ —	$—	$ 253
Total assets	$253	$ —	$—	$ 253

Description	Successor As of July 2, 2010 (Level 1)	(Level 2)	(Level 3)	Total
Liabilities				
Interest rate swaps	$—	$(631)	$—	$(631)
Total liabilities	$—	$(631)	$—	$(631)

The carrying amounts reflected in the consolidated balance sheets for cash, trade accounts receivable, and trade accounts payable approximate their respective fair values based on the short-term nature of these instruments. At July 1, 2011 and July 2, 2010, the fair value of the Company's debt instruments approximated their respective carrying value as the debt was principally comprised of variable rate debt. The fair value of the Company's long-term debt was based upon borrowing rates then available to the Company for similar debt instruments with like terms and maturities.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Company used interest rate swaps for all periods presented to hedge exposure to interest rate risk on its variable-rate debt. The Company does not enter into derivative instruments for speculative purposes. The Company enters into derivatives with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. The Company has not experienced any credit losses on derivatives during the fiscal years ended July 1, 2011 and July 2, 2010 (Successor).

Prior to June 28, 2008, the Company designated its derivative instruments as cash flow hedges and recognized the derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. To the extent that the derivative instrument was effective as a cash flow hedge, the change in fair value of the derivative was deferred in other comprehensive income and reclassified to earnings once the forecasted transaction affected earnings. Any portion considered to be ineffective was immediately reported in earnings.

During the year ended July 3, 2009, the Company removed the cash flow hedge designation of its derivative instruments due to a refinancing of the underlying debt which caused the critical terms of the hedged item and hedging instruments to no longer match. Upon removal of the cash flow hedge designation, prospective changes in fair value associated with the derivative instruments are recognized directly in earnings and amounts residing in other comprehensive income related to the previously cash flow designated hedge are reclassified to earnings once the forecasted transaction affects earnings.

The Company had entered into interest rate swaps that matured at various dates in calendar years 2010 and 2011. The swaps served to convert an original notional amount of $37,500 of variable-rate debt to fixed-rate debt. As of July 1, 2011 and July 2, 2010, the outstanding notional amount was $0 and $27,000, respectively. Information related to the fair value of derivative instruments and their location in the consolidated balance sheet is presented below:

Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	Successor Fair Value as of July 1, 2011	Successor Fair Value as of July 2, 2010
Interest rate swaps	Other current liabilities	$—	$631
Total		$—	$631

Information related to the amounts recognized for derivatives and their location in the consolidated statements of income for the fiscal years ended July 1, 2011 and July 2, 2010 are presented below:

		Amount of Loss Reclassified from AOCI to Income(1)		Amount of Loss Recognized in Income		Total Loss Recognized in Income	
		Fifty-two weeks ended		Fifty-two weeks ended		Fifty-two weeks ended	
Derivatives Not Designated as Hedging Instruments	Statement of Operations Location	July 1, 2011	July 2, 2010	July 1, 2011	July 2, 2010	July 1, 2011	July 2, 2010
Interest rate swaps	Change in fair value and net loss on interest rate swap agreements	$—	$(306)	$(81)	$(440)	$(81)	$(746)

(1) Represents reclassification from AOCI that results from the hedging instrument's previous designation as a cash flow hedge.

As of July 2, 2010, the Company had reclassified all amounts recorded in other comprehensive income into other expense.

11. COMMITMENTS AND OTHER CONTINGENCIES

Leases—The Company leases office and operating facilities and machinery and equipment under operating leases that expire over the next five years. Rent expense for operating leases was $1,259, $231, $901and $1,093, for fiscal year ended 2011, the periods April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 (Predecessor), and fiscal year ended 2009 (Predecessor), respectively.

Future minimum lease payments under noncancelable operating leases as of July 1, 2011, are as follows:

Fiscal Year	Amount
2012	$1,150
2013	208
2014	74
2015	45
2016	45
Beyond fiscal year 2016	176
Total minimum lease payments	$1,698

Product Warranties—The Company accrues for product warranties included with products sold (one year warranty) based upon historical experience and other currently available evidence. The activity related to the product warranty liability for fiscal year ended 2011, the periods April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 (Predecessor), and fiscal year ended 2009 (Predecessor) are summarized in the following table:

	Successor		Predecessor	
	2011	Period from April 28, 2010 to July 2, 2010	Period from July 4, 2009 to April 27, 2010	2009
Balance-beginning of period	$ 173	$ 259	$ 202	$ 230
Provision for warranties issued	204	61	71	168
Liabilities assumed in acquisition	—	—	138	—
Reductions for payments, cost of repairs, and other	(232)	(147)	(152)	(196)
Balance-end of period	$ 145	$ 173	$ 259	$ 202

Other Matters— From time to time, we may be involved in a variety of claims, lawsuits, investigations and proceedings relating to securities laws, product liability, patent infringement, contract disputes and other matters relating to various claims that arise in the normal course of our business. The results of litigation and claims cannot be predicted with certainty, and unfavorable resolutions are possible and could materially affect our results of operations, cash flows or financial position. In addition, regardless of the outcome, litigation could have an adverse impact on us because of defense costs, diversion of management resources and other factors.

12. SEGMENT INFORMATION

The Company operates in a single segment to develop and market assistive communication technologies.

The Company's net sales are comprised of two product lines; speech generating devices and special education software, and are as follows:

	Successor		Predecessor	
	Fiscal Year Ended July 1, 2011	Period from April 28, 2010 to July 2, 2010	Period from July 4, 2009 to April 27, 2010	Fiscal Year Ended July 3, 2009
Net sales:				
Devices	$ 87,401	$21,181	$68,789	$75,007
Software	20,702	4,622	19,707	16,153
Total net revenue	$108,103	$25,803	$88,496	$91,160

Included in the consolidated financial statements are the following amounts related to geographical location:

	Successor		Predecessor	
	Fiscal Year Ended July 1, 2011	Period from April 28, 2010 to July 2, 2010	Period from July 4, 2009 to April 27, 2010	Fiscal Year Ended July 3, 2009
Net sales:				
United States	$ 96,820	$23,310	$75,336	$77,500
International	11,283	2,493	13,160	13,660
Total net sales	$108,103	$25,803	$88,496	$91,160

	Fiscal Year Ended		
	Successor		Predecessor
	July 1, 2011	July 2, 2010	July 3, 2009
Long-lived assets:			
United States	$5,190	$6,667	$4,989
International	327	398	77
Total long-lived assets	$5,517	$7,065	$5,066

During the past three fiscal years, the Company did not have any sales to an individual customer that exceeded 10% of net sales

13. PROFIT-SHARING/SAVINGS PLAN

The Company has a 401(k) profit-sharing/savings plan covering most U.S. employees (the "associates"). Under the profit-sharing portion of the plan, at its discretion, the Company may contribute to the associates' accounts a minimum of 4% of their salary for the fiscal year. Upon attainment of certain earning targets as approved by the Board of Directors, up to an additional 2% may be awarded. Under the savings feature of the plan, associates may make contributions to the plan, which are matched by the Company in an amount determined by the Board of Directors. For fiscal year 2011the Company did not approve a contribution for the profit sharing portion of the plan.

Expenses in the Company's consolidated statements of income are summarized as follows:

	Successor		Predecessor	
	Fiscal Year Ended	Period from April 28, 2010 to July 2, 2010	Period from July 4, 2009 to April 27, 2010	Fiscal Year Ended
	July 1, 2011			July 3, 2009
Profit sharing plan employer contributions	$—	$377	$996	$937
Savings plan associate contributions matched	156	8	139	127

14. RELATED-PARTY TRANSACTIONS

During fiscal year 2010, the Company incurred a liability to certain investors for shared usage of assets and personnel, as well as for liabilities paid by certain investors on behalf of the Company. At July 1, 2011 and July 2, 2010, this liability was $0 and $10, respectively.

During fiscal year 2010, the Company recorded liabilities for contingent consideration related to the acquired backlog and net working capital adjustments of the Blink-Twice acquisition (Note 3). The amounts due are payable to the previous owner of Blink-Twice who is a current employee of the Company. At July 1, 2011 and July 2, 2010, the liability for the contingent consideration was $0 and $171, respectively.

During the period from July 4, 2009 to April 27, 2010 (Predecessor), and fiscal year 2009 (Predecessor) the Company incurred management expenses for advisory services from certain investors of $300 and $300, respectively. In addition, during the period from April 28, 2010 to July 2, 2010 (Successor), the Company incurred $3,100 of advisory services from certain investors related to the IPO that were recorded as a reduction of gross proceeds from the IPO within stockholders' equity.

During fiscal year 2010, the Company recorded a related-party receivable within other receivables related to a non-officer loan for relocation of $80. During fiscal 2011, the balance of the relocation loan was $80 classified within other receivables and other non-current assets of $5 and $75, respectively.

As described in Note 17, the Company has provided partial recourse notes to certain non-officer employees of the Company to fund the purchase of Management Units.

During fiscal year 2010, the Company distributed $10,000 to the DynaVox Holdings owners who then used the $10,000 to invest in the securities of a related party portfolio company (Note 7).

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss at July 1, 2011 and July 2, 2010 are as follows:

	Successor	
	2011	2010
Accumulated other comprehensive loss attributable to DynaVox Inc.	$(18)	$ (46)
Accumulated other comprehensive loss attributable to non-controlling interests	$(42)	$(101)

Foreign currency translation adjustments, including those pertaining to non-controlling interests, are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

16. STOCKHOLDERS' EQUITY STRUCTURE

Current Stockholders' Equity Structure

Refer to the description of the Recapitalization Transactions and IPO as described in Note 1 for further information regarding the current capital structure of the Company.

The Company's authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $.01 per share, 1,000,000 shares of Class B common stock, par value $.01 per share, and 100,000,000 shares of preferred stock, par value $.01 per share.

As of July 1, 2011, there were 9,391,680 shares of the Corporation's Class A common stock issued including 16,680 shares of restricted stock granted to certain directors of the Company and 9,383,335 shares outstanding, including 8,335 shares of restricted stock granted to certain directors of the Corporation, and 100 shares of Class B common stock issued with 53 shares of the Class B common stock held by the members of Dynavox Holdings and 47 shares by Dynavox Holdings. No preferred stock has been issued.

Specifics of the Company's classes of stock are as follows:

Class A common stock

Class A common stock holders are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefore, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Upon the Corporation's dissolution or liquidation or the sale of all or substantially all of the assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Class A common stock will be entitled to receive pro rata remaining assets available for distribution. Holders of shares of Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Class B common stock

Each holder of Class B common stock shall be entitled, without regard to the number of shares of Class B common stock held by such holder to one vote for each Holdings Units in Dynavox Holdings held by such holder. Accordingly, the unitholders of Dynavox Holdings collectively have a number of votes in the Corporation that is equal to the aggregate number of Holdings Units that they hold that is exchangeable for a share of Class A common stock pursuant to the exchange agreement described in Note 1 above.

Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to the stockholders of the Corporation for their vote or approval, except as otherwise required by applicable law.

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of the Corporation.

Preferred stock

Authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors.

Legacy Capital Structure

The capital structure discussed below is reflective of Dynavox Holdings' structure as it existed at April 27, 2010, immediately prior to the Recapitalization Transactions. Immediately following the Recapitalization Transactions, the provisions set forth below no longer apply, see Note 1 for additional details.

General—Dynavox Holdings equity structure consisted of nine classes of common units: Class A, Class B, Class C, Class D, Class E, Class W, Class X, Class Y, Class Z and preferred units. No preferred units were ever issued.

The Company authorized and created new classes of common units (W, X, Y, and Z) on January 22, 2008, to admit additional management members. The common units held by outside investors consist of the Class A common units and, in addition, certain members of management and board members hold Class A common units.

Voting Rights—Unit holders were entitled to one vote for each unit held by such holder. Management Committee representatives are elected by a plurality vote of the Class A Members, Class B Members, Class C Members, Class D Members, Class E Members, Class W Members, Class X Members, Class Y Members, and Class Z Members, voting together as a class. Each Member holds one vote for each Class A Unit, Class B Unit, Class C Unit, Class D Unit, Class E Unit, Class W Unit, Class X Unit, Class Y Unit, and Class Z Unit held by each Member. Holders of a majority of the total voting power of the outstanding Class A Units, Class B Units, Class C Units, Class D Units, Class E Units, Class W Units, Class X Units, Class Y Units and Class Z Units may remove any representative from the Management Committee at any time.

Priority Upon Distributions—Unit holders had the right to receive distribution of assets of the Company based on the following schedule, and in the sequence listed below:

(1) Class A Members, pro rata in accordance with the number of each such Member's Class A Units, until the Class A Members have received cumulative distributions equal to such Members' aggregate capital contributions in respect of their Class A Units;

(2) The remaining distributable assets from number (1) above would have been distributed on a pari passu basis to Class B Units, Class C Units, Class D Units, Class E Units, Class W Units, Class X Units, Class Y Units, and Class Z Units. Distributions are limited to such Members' aggregate capital contributions.

(3) The remaining distributable assets from number (2) above would have been distributed on a pari passu basis as follows:

Class A Units: 80.52% distributed to the Class A Members, less the Class E Units Allocation Percentage (defined below):

Class B Units: 1.89% distributed to the Class B Members multiplied by the applicable percentage held of the Class B Units.

Class C Units: 2.35% distributed to the Class C Members multiplied by the applicable percentage held of the Class C Units.

Class D Units: 4.23% distributed to the Class D Members multiplied by the applicable percentage held of the Class D Units.

Class E Units: Class E Members distributed an amount equal to the product of a percentage determined by the Management Committee in its sole discretion (the "Class E Units Allocation Percentage").

Class W Units: 2.50% distributed to the Class W Members multiplied by the applicable percentage held of the Class W Units.

Class X Units: 2.50% distributed to the Class X Members multiplied by the applicable percentage held of the Class X Units.

Class Y Units: 3.00% distributed to the Class Y Members multiplied by the applicable percentage held of the Class Y Units.

Class Z Units: 3.00% distributed to the Class Z Members multiplied by the applicable percentage held of the Class Z Units.

(4) All remaining distributable assets are distributed to Class A Members.

Call Option—In the event that the Management Investor's employment with the Company would have terminated for any reason, the Company had the right to purchase back all Units, subject to the terms and conditions of the Management Unit subscription agreement.

Initial Public Offering—Upon the consummation of the IPO, the Company made adequate and equitable provisions such that the applicable percentage of each Unit holder's Class A, Class B Units, Class C Units, Class D Units, Class E Units, Class W Units, Class X Units, Class Y Units, and Class Z Units became converted into fully paid and nonassessable shares of common stock of the Company. Management Investors agreed not to sell, or pledge that, until the first anniversary of the IPO, equity securities of the Company (including any equity securities received from the Company upon the IPO) or any securities convertible into or exercisable or exchangeable for equity. Unit holders have no preemptive or redemption rights.

Information about the issued classes of common units for fiscal year 2011 (Successor),the periods from April 28, 2010 to July 2, 2010 (Successor), July 4, 2009 to April 27, 2010 (Predecessor) and fiscal year 2009 (Predecessor), is as follows:

	Holdings Units	Class A Common Units	Class B Common Units	Class C Common Units	Class D Common Units	Class E Common Units	Class W Common Units	Class X Common Units	Class Y Common Units	Class Z Common Units	Treasury Units
Balance—June 27, 2008	—	4,060,490	73,612	90,800	164,410	5,000	93,333	93,333	112,000	112,000	(2,149,658)
Issuances	—	1,100	10,085	14,855	26,271	3,250	11,290	11,290	13,550	13,550	
Redemptions, forfeitures and cancellations		—	(10,424)	(10,424)	(20,847)						(47,303)
Balance—July 3, 2009	—	4,061,590	73,273	95,231	169,834	8,250	104,623	104,623	125,550	125,550	(2,196,961)
Issuances	—	19,062	1,330	—	—		5,377	5,377	6,450	6,450	15,650
Redemptions, forfeitures and cancellations	—	(5,000)									(10,294)
Recapitalization transaction (Note 1)	25,610,294	(4,075,652)	(74,603)	(95,231)	(169,834)	(8,250)	(110,000)	(110,000)	(132,000)	(132,000)	2,191,605
Balance—April 27, 2010	25,610,294	—	—	—	—	—	—	—	—	—	—
Issuances											
Redemptions, forfeitures and cancellations	(5,158,646)										
Balance—July 2, 2010	20,451,648										
Issuances	—										
Redemptions, forfeitures and cancellations	(35,455)										
Balance—July 1, 2011	20,416,193										

At April 27, 2010, there were 2,154,851 Class A common units, 12,868 Class B common units, 6,931 Class C common units, 13,157 Class D common units, 1,250 Class W common units, 750 Class X common units, 900 Class Y common units and 900 Class Z common units held in treasury.

For purposes of the disclosure of common units, the Company considered units outstanding as those units that have been previously issued less the total of (1) the number of common units repurchased and cancelled and (2) the number of common units repurchased and held as treasury units.

17. EQUITY-BASED COMPENSATION

The measurement of the cost of employee or director services received in exchange for an award of equity instruments is based on the grant date fair value of the award and such cost is recognized over the period during which an employee or director is required to provide services in exchange for the award.

The Company recorded stock compensation expense related to stock option awards, restricted stock awards and management and director unit awards as follows:

	Successor				
	Fiscal 2011				
	Cost of Sales	Selling and Marketing	Research and Development	General and Administrative	Total
Predecessor Units	$—	$ 34	$ 13	$ 30	$ 77
Successor Options	17	156	261	1,534	1,968
Successor RSA's	—	—	—	79	79
Total	$ 17	$190	$274	$1,643	$2,124

	Fiscal 2010									
	Successor					Predecessor				
	Period from April 28, 2010 to July 2, 2010					Period from July 4, 2009 to April 27, 2010				
	Costof Sales	Selling and Marketing	Research and Development	General and Administrative	Total	Cost of Sales	Selling and Marketing	Research and Development	General and Administrative	Total
Predecessor Units	$—	$566	$198	$ 955	$1,719	$—	$262	$ 66	$306	$634
Successor Options	4	40	57	307	408					—
Successor RSA's	—	—	—	6	6	—	—	—	—	—
Total	$ 4	$606	$255	$1,268	$2,133	$—	$262	$ 66	$306	$634

	Predecessor				
	Fiscal 2009				
	Cost of Sales	Selling and Marketing	Research and Development	General and Administrative	Total
Predecessor Units	$—	$219	$141	$402	$764
	$—	$219	$141	$402	$764

As a result of the Recapitalization and IPO transactions (Note 1), certain management and director equity units were subject to accelerated vesting resulting in expense recognition of approximately $1,675 during the period from April 28, 2010 to July 2, 2010 (Successor), noted above.

The 2010 Long-Term Incentive Plan (the "2010 Plan") was effective on April 21, 2010. The 2010 Plan authorized 3,550,000 DynaVox Inc. Class A common shares for issuance in the form of stock options, stock appreciation rights, restricted stock units and awards and performance units or awards. Stock options and restricted stock awards are approved by the Compensation Committee of the board of directors and granted to employees and certain directors of the Corporation. Stock options primarily vest over four to five years and restricted stock vests over one to two years, with both expiring 10 years from the date of grant.

A summary of the Company's stock option activity under the 2010 Plan for fiscal years ended 2011 and 2010 is as follows:

	Options	Range of Exercise Prices	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding—July 4, 2009	—	$ —	$ —		
Granted	1,370,500	15.00	15.00		
Exercised	—	—	—		
Forfeited	—	—	—		
Outstanding—April 27, 2010	1,370,500	15.00	15.00	10.0	$—
Granted	—	—			
Exercised	—	—			
Forfeited	—	—			
Outstanding—July 2, 2010	1,370,500	$ 15.00	$15.00	9.8	$365
Granted	42,500	4.10-9.45	6.50		
Exercised	—	—			
Forfeited	(29,000)	9.45-15.00			
Outstanding—July 1, 2011	1,384,000	$4.10-15.00	$14.75	8.8	$ 75
Exercisable—July 1, 2011	279,075	$ 15.00	$15.00	8.8	$—

The weighted-average grant date fair value of the stock options granted during fiscal years 2011 and 2010 under the 2010 Plan was $3.84 and $6.99 per share, respectively.

The fair value of the stock options issued under the 2010 Plan was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Fiscal Year Ended	
Black-Scholes Option Valuation Assumptions:	July 1, 2011	July 2, 2010
Dividend yield(1)	0%	0%
Expected volatility(2)	47.4-84.0%	41.8%
Risk-free interest rates(3)	2.0-3.0%	3.2%
Expected term of options(4)	6.4	6.5

(1) The expected dividend yield was based on our expectation of not paying dividends on the restricted units for the foreseeable future.

(2) For fiscal year 2011 the expected volatility was based on the historical volatility of the Company's Class A common stock. During fiscal year 2010, the expected volatility was determined using a peer group of public companies within the educational services industry as it was not practicable for the Company to estimate its own volatility due to the lack of a liquid market and historical prices.

(3) Based on the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected life of our stock options.

(4) Represents the period of time options are expected to be outstanding. The weighted average expected term was determined using the "simplified method" for plain vanilla options as the Company lacks sufficient historical experience. The "simplified method" calculates the expected term as the average of the vesting term and original contractual term of the options.

As of July 1, 2011, there was $7,176 of unrecognized compensation expense related to nonvested stock option awards that is expected to be recognized over a weighted average period of 3.6 years.

A summary of the Company's restricted share activity under the 2010 Plan for fiscal years 2011 and 2010 are as follows:

	Restricted Shares	Weighted Average Fair Value	Weighted-Average Remaining Contractual Life	Aggregate Fair Value
				(in thousands)
Nonvested outstanding—July 4, 2009	—	$ —		$—
Granted	8,335	15.00		$125
Vested	—	—		
Forfeited	—	—		
Nonvested Outstanding—April 27, 2010	8,335	$15.00	2.0	$119
Granted	—	—		
Vested	—	—		
Forfeited	—	—		
Nonvested Outstanding—July 2, 2010	8,335	$15.00	1.8	$127
Granted	8,345	$ 8.99		$ 75
Vested	(4,168)	$15.00		$ 22
Forfeited	—	—		
Nonvested Outstanding—July 1, 2011	12,512	$10.99	0.8	$ 95

The grant date fair value of restricted stock awards is based on the closing market price of the Company's common stock on the date of grant.

As of July 1, 2011, there was $115 of unrecognized compensation expense related to nonvested restricted share awards that is expected to be recognized over a weighted average period of 0.8 years.

Prior to the adoption and subsequent issuance under the 2010 Plan, the Company provided management with the opportunity to purchase units, which consisted of Class A, Class B, Class C, Class D, Class W, Class X, Class Y, and Class Z units ("Management Units"). In addition, the Company also provided the board of directors with the opportunity to purchase units which consisted of Class A and Class E units. All units issued to personnel as long-term incentive compensation are not options, but are fully participating units in the Company.

The Class B units vest ratably over six years. Class E and Class W units vest ratably over five years. At the time of sale of the Company, all unvested Class B, E, and W units automatically vest. Through June 29, 2007, the Class C and Class D units vested ratably upon achievement of certain annual operating targets. The Class X, Y, and Z and any unvested Class C and Class D units vest at the time of a sale of the Company if various levels of returns are achieved for Class A unit holders. For Class C, D, X, Y, and Z units, there is no maximum contractual life. Upon employment termination, further vesting of unvested units ceases and the Company has the option to repurchase the units at the original cost or the fair market value depending on the circumstances surrounding the termination.

The purchase of management units has been financed, in part, through the issuance of partial recourse notes receivable to the Company, which is reflected as a reduction of members' equity. The notes bear interest at rates of 1.65% to 4.38%, as determined under Section 1274(d) of the Internal Revenue Code. Certain notes have repayment terms and certain of the notes have no stated maturity. The notes are permitted to be prepaid at any time.

The purchase prices paid by management for shares granted during fiscal year 2010, were $7.07 and $16.95 for Class B units, $4.94 and $14.65 for Class C units, $3.57 and $13.77 for Class D units, $7.79 and $13.14 for Class W units, $4.35 and $12.64 for Class X units, $1.85 and $11.71 for Class Y units, and $0.55 and $10.54 for Class Z units. There were no Class A or Class E units issued to personnel as long-term compensation during fiscal year 2011 or 2010; however, 5,000 Class A units were forfeited during fiscal 2010 that were issued at a grant date fair value of $10.00 per unit, and repurchased for $37.34.

A summary of the changes in non-vested units outstanding during fiscal year 2011 and 2010 is detailed in the following tables below:

	Number of Awards	Weighted-Average Per Unit Grant Date Fair Value	Aggregate Intrinsic Value
Holdings Units:			
Nonvested units as of July 3, 2009	—	$ —	
Granted(1)	183,043	2.98	
Vested	(17,470)	1.34	
Forfeited	—	—	
Redeemed	—	—	
Nonvested units as of July 2, 2010	165,573	$ 2.97	$1,049
Granted(1)	—		
Vested	(42,079)	3.44	
Forfeited	(35,455)	2.25	
Redeemed	—	—	
Nonvested units as of July 1, 2011	88,039	$ 3.02	$ 15
Class B Units:			
Nonvested units as of July 3, 2009	16,211	$11.40	
Granted	4,294	41.94	
Vested	(6,992)	11.32	
Forfeited	(2,822)	11.44	
Redeemed(1)	(10,691)	23.71	
Nonvested units as of July 2, 2010	—	$ —	$ —
Class C Units:			
Nonvested units as of July 3, 2009	62,597	$ 4.96	
Granted	4,874	36.70	
Vested	(66,238)	7.11	
Forfeited	(1,233)	14.71	
Redeemed	—	—	
Nonvested units as of July 2, 2010	—	$ —	$ —
Class D Units:			
Nonvested units as of July 3, 2009	110,214	$ 4.86	
Granted	7,810	36.37	
Vested	(115,716)	6.80	
Forfeited	(2,308)	14.01	
Redeemed	—	—	
Nonvested units as of July 2, 2010	—	$ —	$ —

(1) Represents 26,377 unvested units converted to 183,043 Holdings Units as part of Recapitalization Transaction (Note 1).

	Number of Awards	Weighted-Average Per Unit Grant Date Fair Value	Aggregate Intrinsic Value
Class E Units:			
Nonvested units as of July 3, 2009	2,650	$14.72	
Granted	—	—	
Vested	(721)	14.39	
Forfeited	—	—	
Redeemed(1)	(1,929)	14.84	
Nonvested units as of July 2, 2010	—	$ —	$—
Class W Units:			
Nonvested units as of July 3, 2009	84,148	$ 8.74	
Granted	5,377	33.52	
Vested	(74,668)	8.50	
Forfeited	(1,100)	16.33	
Redeemed(1)	(13,757)	19.14	
Nonvested units as of July 2, 2010	—	$ —	$—
Class X Units:			
Nonvested units as of July 3, 2009	104,623	$ 5.28	
Granted	5,377	32.32	
Vested	(109,250)	6.56	
Forfeited	(750)	12.66	
Redeemed	—	—	
Nonvested units as of July 2, 2010	—	$ —	$—
Class Y Units:			
Nonvested units as of July 3, 2009	125,550	$ 2.93	
Granted	6,450	31.32	
Vested	(131,100)	4.26	
Forfeited	(900)	11.73	
Redeemed	—	—	
Nonvested units as of July 2, 2010	—	$ —	$—
Class Z Units:			
Nonvested units as of July 3, 2009	125,550	$ 1.63	
Granted	6,450	30.55	
Vested	(131,100)	2.99	
Forfeited	(900)	10.55	
Redeemed	—	—	
Nonvested units as of July 2, 2010	—	$ —	$—

(1) Represents unvested units converted to New Class A units as part of Recapitalization Transaction (Note 1).

Total compensation cost related to nonvested awards not yet recognized is $126 and will be recognized over a weighted-average vesting period of 2.6 years. The remaining service-based units will retain their original vesting date and therefore the unrecognized compensation expense associated with them will be expensed according to the original schedule.

During fiscal year 2010, the Company received $200 from employees related to unit purchases.

Information pertaining to the fair values of units granted and vested is set forth in the following table for the periods ended July 1, 2011 and July 2, 2010:

	Fiscal 2011	Fiscal 2010
Weighted-average per unit grant date fair value	$—	$34.36
Total fair value of units vested during the period	$145	$3,674

The fair value of each restricted unit is estimated on the date of grant and amortized over the service period. The fair value of each restricted unit was determined using the Black-Scholes option-valuation model with the following weighted-average assumptions for the fiscal periods ended:

	Predecessor Units
	2010
Assumptions:	
Dividend yield(1)	— %
Expected volatility(2)	39.5
Risk-free interest rates(3)	2.22% to 2.24%
Expected term of units(4)	4 or 5 years

(1) The expected dividend yield was based on our expectation of not paying dividends on the restricted units for the foreseeable future.
(2) The expected volatility was determined using a peer group of public companies within the educational services industry as it is not practicable for the Company to estimate its own volatility due to the lack of a liquid market and historical prices.
(3) The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant with a term consistent with the expected term of the options.
(4) The expected term of the units was determined in accordance with the existing equity agreements as the underlying units are assumed to be exercised upon the passage of time and the attainment of certain operating targets.

18. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per common share:

	Successor	
	Fiscal 2011	Period from April 28, 2010 to July 2, 2010
Numerator:		
Numerator for basic and diluted net income per Class A common share-net income attributable to DynaVox Inc.	$ 1,229	$ 505
Denominator:		
Denominator for basic net income per Class A common share-weighted average shares	9,375,824	9,375,000
Effect of dilutive securities:		
Options and restricted stock	74	312,366
Denominator for diluted net income per common share-adjusted weighted average shares	9,375,898	9,687,366
Basic net income attributable to DynaVox Inc. per common share	$ 0.13	$ 0.05
Diluted net income attributable to DynaVox Inc. per common share	$ 0.13	$ 0.05

Equity awards to purchase approximately 1,369,071 and 1,370,500 weighted average shares of common stock during fiscal 2011 and the period from April 28, 2010 to July 2, 2010, respectively, were outstanding, but were not included in the computation of weighted average diluted common share amounts as the effect of doing so would have been anti-dilutive.

Additionally, for fiscal 2011 and the period from April 28, 2010 to July 2, 2010, approximately 1,066 and 8,335 weighted average shares, respectively, of service-based restricted stock awards were not included in the computation of weighted average diluted common share amounts as the effect of doing so would have been anti-dilutive.

The shares of Class B common stock do not share in the earnings of DynaVox Inc. and are therefore not participating securities. Accordingly, basic and diluted net income per share of Class B common stock has not been presented.

19. QUARTERLY FINANCIAL INFORMATION (Unaudited)

	Year Ended July 1, 2011				
	Quarter Ended				
	October 1, 2010	December 31, 2010	April 1, 2011	July 1, 2011	Total
Net sales	$21,569	$25,526	$28,668	$32,340	$108,103
Gross profit	$15,335	$17,939	$19,942	$22,636	$ 75,852
Income (loss) from operations	$ (831)	$ 1,743	$ 3,822	$ 5,476	$ 10,210
Net income (loss) attributable to controlling and non-controlling interests	$(1,719)	$ 994	$ 2,791	$ 4,601	$ 6,667
Net income (loss) attributable to DynaVox Inc.	$ (504)	$ 152	$ 651	$ 930	$ 1,229
Basic earnings (loss) per common stock.	$ (0.05)	$ 0.02	$ 0.07	$ 0.10	$ 0.13
Diluted earnings (loss) per common stock.	$ (0.05)	$ 0.02	$ 0.07	$ 0.10	$ 0.13

	Predecessor				Successor	
				Fourth Quarter Ended		
	Quarter Ended			Period from	Period from	
	October 2, 2009	January 1, 2010	April 2, 2010	April 3, 2010 to April 27, 2010	April 28, 2010 to July 2, 2010	Total
Net sales	$24,255	$28,608	$28,382	$7,251	$25,803	$114,299
Gross profit	$18,191	$21,523	$21,501	$5,526	$19,625	$ 86,366
Income from operations	$ 4,134	$ 5,838	$ 5,257	$1,525	$ 6,460	$ 23,214
Net income attributable to controlling and non-controlling interests	$ 1,660	$ 3,724	$ 2,882	$1,324	$ 2,902	$ 12,492
Net income attributable to DynaVox Inc.					$ 505	
Basic earnings per common stock					$ 0.05	
Diluted earnings per common stock					$ 0.05	

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT INDEX

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

Exhibit Number	Description of Exhibit
3.1	Restated Certificate of Incorporation of DynaVox Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Registration Statement on Form S-1 filed by DynaVox Inc. on February 16, 2010 (File No. 333-164217)).
3.2	Amended and Restated Bylaws of DynaVox Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to the Registration Statement on Form S-1 filed by DynaVox Inc. on February 16, 2010 (File No. 333-164217)).
10.1	Third Amended and Restated Limited Liability Company Agreement of DynaVox Systems Holdings LLC, dated as of April 21, 2010 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by DynaVox Inc. on April 27, 2010 (File No. 001-34716)).
10.2	Exchange Agreement, dated as of April 21, 2010, among DynaVox Inc. and the holders of Holdings Units from time to time party thereto (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by DynaVox Inc. on April 27, 2010 (File No. 001-34716)).
10.2.1	Amendment No.1 to Exchange Agreement, dated as of April 26, 2011, among DynaVox Inc. and the Holdings Unitholders party thereto (incorporated by reference to Exhibit 10.2.1 to the Registration Statement on Form S-3 filed by DynaVox Inc. on May 2, 2011 (File No. 333-173823)).
10.3	Tax Receivable Agreement, dated as of April 21, 2010, by and among DynaVox Inc., DynaVox Systems Holdings LLC and the Members from time to time party thereto (incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by DynaVox Inc. on April 27, 2010 (File No. 001-34716)).
10.4	Registration Rights Agreement, dated as of April 21, 2010, by and among DynaVox Inc. and the Covered Persons from time to time party thereto (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by DynaVox Inc. on April 27, 2010 (File No. 001-34716)).
10.5	Amended and Restated Securityholders Agreement, dated as of April 21, 2010, among DynaVox Inc., DynaVox Systems Holdings LLC and the Securityholders from time to time party thereto (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by DynaVox Inc. on April 27, 2010 (File No. 001-34716)).
10.6 ***	DynaVox Inc. 2010 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Registration Statement on Form S-1 filed by DynaVox Inc. on April 8, 2010 (File No. 333-164217)).
10.7 ***	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K filed by DynaVox Inc. on April 27, 2010 (File No. 001-34716)).
10.8 ***	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.8 to Current Report on Form 8-K filed by DynaVox Inc. on April 27, 2010 (File No. 001-34716)).
10.9 ***	DynaVox Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Registration Statement on Form S-1 filed by DynaVox Inc. on March 19, 2010 (File No. 333-164217)).

Exhibit Number	Description of Exhibit
10.10 ***	Management Incentive Bonus Plan (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Registration Statement on Form S-1 filed by DynaVox Inc. on March 19, 2010 (File No. 333-164217)).
10.11 ***	Amended and Restated Employment Agreement between Edward L. Donnelly and DynaVox Systems LLC (incorporated by reference to Exhibit 10.9 to Amendment No. 4 to the Registration Statement on Form S-1 filed by DynaVox Inc. on April 8, 2010 (File No. 333-164217)).
10.12 ***	Amended and Restated Employment Agreement between Michelle L. Heying and DynaVox Systems LLC (incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the Registration Statement on Form S-1 filed by DynaVox Inc. on April 8, 2010 (File No. 333-164217)).
10.13 ***	Amended and Restated Employment Agreement between Kenneth D. Misch and DynaVox Systems LLC (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Registration Statement on Form S-1 filed by DynaVox Inc. on February 16, 2010 (File No. 333-164217))
10.14 ***	Employment Agreement between Robert E. Cunningham and DynaVox Systems LLC (incorporated by reference to Exhibit 10.12 to Amendment No. 4 to the Registration Statement on Form S-1 filed by DynaVox Inc. on April 8, 2010 (File No. 333-164217)).
10.15 ***	Severance Pay and Release Agreement between Robert Culhane and DynaVox Systems LLC (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Registration Statement on Form S-1 filed by DynaVox Inc. on February 16, 2010 (File No. 333-164217))
10.16	Third Amended and Restated Credit Agreement, among DynaVox Systems LLC, GE Business Financial Services Inc., as agent and as a lender, and the additional lenders from time to time party thereto, dated June 23, 2008 (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Registration Statement on Form S-1 filed by DynaVox Inc. on March 19, 2010 (File No. 333-164217)).
10.16.1	First Amendment, dated February 5, 2010, to the Third Amended and Restated Credit Agreement, among DynaVox Systems LLC, GE Business Financial Services Inc., as agent and as a lender, and the additional lenders from time to time party thereto, dated June 23, 2008 (incorporated by reference to Exhibit 10.14.1 to Amendment No. 2 to the Registration Statement on Form S-1 filed by DynaVox Inc. on March 19, 2010 (File No. 333-164217)).
10.16.2	Second Amendment, dated March 4, 2010, to the Third Amended and Restated Credit Agreement, among DynaVox Systems LLC, GE Business Financial Services Inc., as agent and as a lender, and the additional lenders from time to time party thereto, dated June 23, 2008 (incorporated by reference to Exhibit 10.14.2 to Amendment No. 2 to the Registration Statement on Form S-1 filed by DynaVox Inc. on March 19, 2010 (File No. 333-164217)).
10.16.3	Third Amendment, dated December 21, 2010, to the Third Amended and Restated Credit Agreement, among DynaVox Systems LLC, GE Business Financial Services Inc., as agent and as a lender, and the additional lenders from time to time party thereto, dated June 23, 2008 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by DynaVox Inc. on February 9, 2011 (File No. 001-34716)).
10.17	Management Agreement, dated May 13, 2004, among DynaVox Systems Holdings LLC, DynaVox Systems LLC, Vestar Capital Partners and Park Avenue Equity Management, LLC (incorporated by reference to Exhibit 10.15 to Amendment No. 2 to the Registration Statement on Form S-1 filed by DynaVox Inc. on March 19, 2010 (File No. 333-164217)).

Exhibit Number	Description of Exhibit
10.17.1	Termination Agreement, dated March 15, 2010, of the Management Agreement among DynaVox Systems Holdings LLC, DynaVox Systems LLC, Vestar Capital Partners and Park Avenue Equity Management, LLC (incorporated by reference to Exhibit 10.15.1 to Amendment No. 2 to the Registration Statement on Form S-1 filed by DynaVox Inc. on March 19, 2010 (File No. 333-164217)).
10.18	Letter Agreement, dated March 15, 2010, among DynaVox Systems Holdings LLC, Vestar Capital Partners IV, L.P. and Park Avenue Equity Management, LLC (incorporated by reference to Exhibit 10.16 to Amendment No. 2 to the Registration Statement on Form S-1 filed by DynaVox Inc. on March 19, 2010 (File No. 333-164217)).
10.19 ***	DynaVox Systems LLC Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.17 to Amendment No. 4 to the Registration Statement on Form S-1 filed by DynaVox Inc. on April 8, 2010 (File No. 333-164217)).
21.1 *	List of subsidiaries.
23.1 *	Consent of Independent Registered Public Accounting Firm.
31.1 *	Certification required by Rule 13a-14(a).
31.2 *	Certification required by Rule 13a-14(a).
32.1 **	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 **	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith.

** Furnished herewith.

*** Indicates a management contract or compensatory plan or arrangement.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit 21.1

LIST OF SUBSIDIARIES

As of July 1, 2011, the following entities are subsidiaries of DynaVox Inc.:

Name	Jurisdiction of Incorporation or Organization
DynaVox Systems Holdings LLC	Delaware
DynaVox Intermediate LLC	Delaware
DynaVox Systems LLC	Delaware
DynaVox Services Inc.	Delaware
Blink-Twice LLC	Delaware
Mayer-Johnson LLC	Delaware
DynaVox FZ-LLC	United Arab Emirates
DynaVox International Holdings Inc.	Delaware
DynaVox Systems Ltd.	United Kingdom
DynaVox Canada Inc.	Canada
DynaVox GmbH	Germany
DynaVox Norway AS	Norway
Eye Response Technologies, Inc.	Virginia

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-166216 on Form S-8 and Registration Statement No. 333-173823 on Form S-3 of DynaVox Inc. and subsidiaries relating to the financial statements and financial statement schedules of DynaVox Inc. and subsidiaries (the "Successor") as of July 1, 2011 and July 2, 2010 and for the fiscal year ended July 1, 2011 and the period from April 28, 2010 through July 2, 2010 and DynaVox Systems Holdings LLC (the "Predecessor") for the period from July 4, 2009 through April 27, 2010 and the fiscal year ended July 3, 2009 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Successor's initial public offering transaction), appearing in this Annual Report on Form 10-K of DynaVox Inc. for the year ended July 1, 2011.

/s/ DELOITTE & TOUCHE LLP
Pittsburgh, Pennsylvania
September 27, 2011

Exhibit 31.1

CERTIFICATIONS

I, Edward L. Donnelly, certify that:

1. I have reviewed this Annual Report on Form 10-K of DynaVox Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 27, 2011

/S/ EDWARD L. DONNELLY

Edward L. Donnelly
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Kenneth D. Misch, certify that:

1. I have reviewed this Annual Report on Form 10-K of DynaVox Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

September 27, 2011

/S/ KENNETH D. MISCH

Kenneth D. Misch
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of this annual report on Form 10-K of DynaVox Inc. (the "Company") for the fiscal year ended July 1, 2011, with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward L. Donnelly, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 27, 2011

/s/ EDWARD L. DONNELLY

Edward L. Donnelly
Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of this annual report on Form 10-K of DynaVox Inc. (the "Company") for the fiscal year ended July 1, 2011, with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kenneth D. Misch, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 27, 2011

/s/ KENNETH D. MISCH

Kenneth D. Misch
Chief Financial Officer
(Principal Financial Officer)

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

DynaVox Inc.

Corporate Headquarters

DynaVox Inc.
2100 Wharton Street, Suite 400
Pittsburgh, PA 15203

Phone: 1-866-DYNAVOX (396-2869)
412-381-4883

www.dynavoxtech.com

Investor Relations

A copy of the Company's Annual Report on Form 10-K or other financial information may be requested through our website (*www.dyanvoxtech.com*) or by contacting Investor Relations at:

Sherry Bertner, Managing Director
ICR
Phone: 646-277-1200

Common Stock

DynaVox's Class A common stock is listed on the NASDAQ Global Market in the United States under the symbol "DVOX."

Annual Meeting

The Annual Meeting of shareholders will be held virtually on December 7, 2011 at 1:00 p.m. Eastern Time

You will be able to attend the Annual Meeting online, vote your shares electronically and submit your questions during the meeting by visiting *www.dynavoxtech.com/annualshareholdersmeeting*

Transfer Agent & Registrar

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0856

Toll free: 1-800-468-9716
TDD for Hearing Impaired: 651-468-9716
Foreign Shareholders: 651-450-4064

Wells Fargo Shareowner Services website:
www.wellsfargo.com/com/shareowner_services

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Pittsburgh, PA

Board of Directors

Roger C. Holstein, Chairman of the Board of Directors
Managing Director
Vestar Capital Partners

Edward L. Donnelly, Jr.
Chief Executive Officer
DynaVox Inc.

Michael N. Hammes
Former Chairman and Chief Executive Officer
Sunrise Medical Inc.

Michael J. Herling
Founding Partner
Finn Dixon & Herling LLP

James W. Liken
Former Vice Chairman
Respironics, Inc.

William E. Mayer
Senior Partner
Park Avenue Equity

Augustine L. Nieto II
Chairman, Octane Fitness and
Former Co-Founder, Life Fitness

Michael J. Regan
Former Vice Chairman and Chief Administrative Officer
KPMG LLP

JoAnn A. Reed
Healthcare Services Consultant

Erin L. Russell
Principal
Vestar Capital Partners

Executive Officers

Edward L. Donnelly, Jr.
Chief Executive Officer

Michelle L. Heying
President and Chief Operating Officer

Kenneth D. Misch
Chief Financial Officer

Robert E. Cunningham
Chief of Clinical Pathways and Research

Marcy Smorey-Giger
Chief Legal Officer and Corporate Secretary

An online version of the Annual Report is available at *www.dynavoxtech.com*


DynaVox

Our mission is to transform the lives of those who have significant speech, language, or learning disabilities through our proprietary technologies.